UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                           THE SECURITIES ACT OF 1934

For the month of April 22, 2004

Commission File Number 000-17729

                          FORUM ENERGY CORPORATION
                 (Address of principal executive office)

             700 2 nd st s.w. suite 1400 Calgary, AB, TZP4VS CANADA
                  (Translation of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) |_|

Indicate by check mark the registrant urnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FORUM ENERGY CORPORATION
                                                   (Registrant)

                                              By:/s/ David M. Thompson
                                              ----------------------------------
Date: April 22, 2004                          Name:    David M. Thompson
                                              Title:   CFO

                            [LOGO] FORUM
                                   ENERGY
                                   CORPORATION

       NOTICE OF SPECIAL MEETING OF FORUM ENERGY CORPORATION SHAREHOLDERS

                            To be held May 18th 2005

                                April 22nd 2005

                                TABLE OF CONTENTS

LETTER TO FORUM ENERGY CORPORATION ("FEC") SHAREHOLDERS                          (i) (ii)
INFORMATION CIRCULAR                                                                    6
GLOSSARY OF TERMS                                                                       9
ABBREVIATIONS AND CONVERSIONS                                                          13
SUMMARY INFORMATION                                                                    14
THE TRANSACTION                                                                        20
EFFECT OF THE TRANSACTION                                                              21
INFORMATION CONCERNING FORUM ENERGY CORPORATION                                        27
INFORMATION CONCERNING NEWCO                                                           27
INFORMATION CONCERNING FORUM (FEI) LIMITED                                             27
GENERAL PROXY MATTERS                                                                  29
Appendix A FEC Resolutions                                                             31
Appendix B Transaction Agreement                                                       32
Appendix C Information Concerning Forum Energy Plc (Newco)                             75
Appendix D Information Concerning Forum Philippines Holdings Limited (Holdco)          76
Appendix E Information Concerning Forum (FEI) Limited                                  77
Appendix F Information Concerning Forum Far East Limited                               78
Appendix G Competent persons report on Combined Philippine Petroleum Assets            79
Appendix H Competent persons report on Coal Assets                                     98
Appendix I Selected consolidated financial information and M D & A for FEC            126
Appendix J Section 190 of the Canadian Business Corporations Act                      139

[LOGO] FORUM                                            Forum Energy Corporation
       ENERGY                                                         Suite 1400
       CORPORATION                                          700 - 2nd street SW
                                                                Calgary, Alberta
                                                                  Canada T2P 4V5

                                               E-mail: enquiries@forumenergy.com
                                             Website: http://www.forumenergy.com

                                                             Tel: 1-403-290-1676
                                                             Fax: 1-403-398-1382

April 22nd 2005

Dear Shareholders

Re: Forum Energy Corporation ("FEC") special meeting

You are invited to attend a special meeting of Forum Energy Corporation ("FEC or The Company") common shareholders at 10.00 AM Pacific Standard Time (PST) on 18th May 2005 at the following address:

Computershare Inc, 4th Floor, 510 Burrard Street, Vancouver. BC V6C 3B9, CANADA

At the meeting, you will be asked to consider and adopt resolutions approving, inter alia, the terms, conditions and the consummation of a Transaction Agreement dated April 22nd, 2005 (the "Transaction Agreement") between Forum Energy Corporation and Sterling Energy Plc ("SEY") a United Kingdom ("UK") based oil and gas company whose common shares are traded on the Alternative Investment Market of the London Stock Exchange ("AIM") pursuant to which FEC and SEY will transfer to a newly formed UK company ("Newco or Forum Energy Plc") their Philippine assets as follows:

      o SEY will initially transfer title of its Philippine License GSEC101 (commonly referred to as Reed Bank) ("SEY Philippine asset") to Newco through a wholly owned subsidiary ("Sterling Gas Philippines Limited") in exchange for 100% of the issued and outstanding shares of Newco.

      o Forum Energy Corporation will then transfer its 66.67% interest in Forum Exploration, Inc ("FEC Philippine asset") to Newco through a newly formed wholly-owned subsidiary ("Forum (FEI) Limited"), in exchange for 71.4% of the to be issued and outstanding shares of Newco thus diluting SEY's interest in Newco to 28.6%

Following completion of the foregoing transfers the ownership of Newco will initially be 71.4% FEC, 28.6%SEY. During May 2005 Newco will subsequently make a Pre-Initial Public Offering ("Pre-IPO") for approximately (pound)4 million (Cdn$9.1 million), which is to be followed by an Initial Public Offering ("IPO") to raise further capital in conjunction with an application for admission to AIM. Although there is no firm commitment from an underwriter to effect either the Pre-IPO or the IPO, certain investors sourced by SEY have indicated their support for the Pre-IPO offering as a "cornerstone" investor.

The proceeds of the contemplated financings will be used by Newco for working capital and the continued development of the combined FEC and SEY Philippine assets ("Combined Philippine assets"). The effect of such financings, if completed, will be to significantly dilute Forum's equity interest in Newco.

                                                                       Continued


                                       (i)

The accompanying Information Circular provides more complete information on the Transaction Agreement and the transactions contemplated thereby and the impact on Forum shareholders. Additionally, in further support of Newco's anticipated activities and to more fully reflect the Company's significant ownership interest in Newco, it is further proposed that you consider and adopt resolutions approving (upon consummation of the transactions contemplated by the Transaction Agreement):

      o A name change from Forum Energy Corporation to FEC Resources, Inc. so as to allow Newco to adopt the name Forum Energy Plc and thus avoid any possible confusion, arising from both companies sharing the same name, as the company continues to pursue the acquisition and development of other business opportunities.

      o The change of the domicile of Forum Energy Corporation from Canada to another location, to be determined at a later date by the Company's Board of Directors. Your Board seeking your approval on this issue because FEC has no Canadian Assets; Canadian shareholders account for only a minority of the total shareholders, and such a change in domicile may be affected with a minimal tax impact. Notwithstanding any change in domicile, the Company expects to continue its status as a Reporting Issuer in Canada and to continue its listing on the OTC BB market in the United States. We shall seek your approval to permit the FEC Board of Directors to complete their investigation on the issue of change of domicile, and if deemed appropriate by the FEC Board of Directors, in their sole discretion, to change the domicile of the Company to such jurisdiction as the FEC Board of Directors may determine.

Your Board, based upon its own investigations has unanimously concluded that the above proposed resolutions are in the best interests of our Company as well as our shareholders and recommends that you vote in favor of the resolutions. In addition, many of our major shareholders accounting for approximately 81% of the current issued and outstanding shares in the company, have indicated their support to these Transactions and have notified us that they intend to vote in favor of the resolutions.

We look forward to seeing you at the meeting.

Yours very truly,


"David R. Robinson"

David Russell Robinson
President and Chief Executive Officer


                                      (ii)

A Forum Energy Corporation Shareholder may attend the FEC Special Meeting ("FEC Meeting") in person or may be represented by proxy. FEC Shareholders who are unable to attend the FEC Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the FEC Meeting or any adjournment thereof. To be effective, the applicable proxy must be received by Computershare, Inc, 4th Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, Canada 4:30 p.m. (Vancouver time) on the first business day prior to the date of the FEC Meeting or any adjournment thereof. FEC Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered holders of FEC Shares have the right to dissent with respect to the FEC Resolutions and, if the FEC Resolutions becomes effective, to be paid the fair value of their FEC Common shares in accordance with the provisions of
Section 190 of the Canadian Business Corporations Act. A FEC Shareholder's right to dissent is more particularly described in the Information Circular and the text of Section 190 of the Canadian Business Corporations Act is set forth in Appendix J to the accompanying Information Circular. A dissenting FEC Shareholder must send to the President of FEC, a written objection to the FEC Resolutions, which written objection must be received by FEC, at its registered office, by 4:00 p.m. on the Business Day immediately preceding the date of the FEC Meeting.

Failure to strictly comply with the requirements set forth in Section 190 of the Canadian Business Corporations Act may result in the loss of any right to dissent. Persons who are beneficial owners of FEC Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of FEC Shares are entitled to dissent. Accordingly, a beneficial owner of FEC Shares desiring to exercise the right to dissent must make arrangements for the FEC Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the FEC Resolutions is required to be received by FEC or, alternatively, make arrangements for the registered holder of such FEC Shares to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 22nd day of April, 2005

BY ORDER OF THE BOARD OF DIRECTORS OF FORUM ENERGY CORPORATION

                                 "David R. Robinson"

                                 David Russell Robinson
                                 President and Chief Executive Officer
                                 Forum Energy Corporation

                              INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of FEC for use at the FEC Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with any of the matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning FEC, SEY, and Newco ("the Parties") contained in this Information Circular has been provided by FEC. Although SEY and Newco has no knowledge that would indicate that any of such information is untrue or incomplete, SEY and Newco does not assume any responsibility for the accuracy or completeness of such information or the failure by FEC to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to SEY and/or Newco.

All summaries of, and references to, the Transactions in this Information Circular are qualified in their entirety by reference to the complete text of the Transaction Agreement between FEC and SEY, a copy of which included in Appendix B of this Information Circular. The attention of FEC shareholders is drawn to the notice set out in Appendix B of this information circular.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of April 22nd 2005 unless otherwise specifically stated.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Parties, can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts of capital expenditures; the amount and timing of the payment of the distributions; production rates; the timing of the Transactions; the satisfaction of listing conditions; and the consummation of the transactions described in the Transaction Agreement. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although FEC believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and the risk that actual results will vary from the results forecasted and such variations may be material, all as more fully described in the Company's annual report on Form 20-F as filed with the United States Securities and Exchange Commission.

The information contained in this Information Circular, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of FEC. You should carefully consider those factors. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

The forward-looking statements included in this Information Circular are made as of the date of this Information Circular, and FEC undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplementary Disclosure - Non GAAP Measures

This Information Circular contains references to terms commonly used in the oil and gas industry. Cash flow from operations, distributable cash available for distribution and cash-on-cash yield are not defined by Canadian Generally Accepted Accounting Principles ("GAAP") and are referred to as non-GAAP measures. Cash flow from operations represents funds from operations as detailed on the financial statements included or incorporated by reference in this Information Circular. Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash flow from operations, distributable cash, income available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian GAAP and may not be comparable to similar measures disclosed for other issuers.

Information for United States Shareholders

This Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of FEC contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited pro forma financial statements of Newco, the unaudited proforma and audited historical financial and operating statements of FEC, included in or incorporated by reference in this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

Tax considerations, if any, applicable to United States Shareholders have not been included in this Information Circular. There may be material United States tax issues for United States Shareholders as a result of the Transactions, which may include, without limitation, the possibility that any or all of the Transactions are a taxable transaction, in whole or in part, for United States federal income tax purposes, and the possibility that FEC may be classified as a passive foreign investment company, which classification would subject holders to special, generally adverse tax consequences.

US Shareholders are advised to consult their tax advisors to determine the particular tax consequences, if any, to them of the Transactions in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that FEC is, or will be, settled or organized, as applicable, under the laws of the Province of Alberta, that their officers and directors, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all of the assets of FEC and such persons are, or will be, located outside the United States.

Currency Exchange Rates

The financial statements included or incorporated by reference in this Information Circular are in Canadian dollars. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates on the last business day of each month during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Bank of Canada (the "noon exchange rate"). These rates are set forth as United States dollars per Cdn$1.00 and are the inverse of the rates quoted by the Bank of Canada for Canadian dollars per US $1.00. On March 31st 2005, the noon exchange rate was Cdn$1.00 equaled US $0.8268

                            Year Ended December 31     Quarter Ended March 31
                            ----------------------     ----------------------
                               2004         2003         2005         2004
                              ------------------        -------------------
High                          0.8492       0.7738       0.8329       0.7880
Low                           0.7158       0.6349       0.7960       0.7418
Average                       0.7682       0.7136       0.8150       0.7586
Period ended                  0.8309       0.7738       0.8268       0.7633

               IMPORTANT NOTICE REGARDING "TRANSACTION AGREEMENT"

As the pricing of the Newco Pre-IPO Placing will not be finalised until shortly before publication of this document, the Transaction Agreement will also not be finalised and signed until that time. Accordingly, the form of the Transaction Agreement set out in Appendix B represents the draft of the agreement as at the latest practicable time prior to the printing of this document. Other than changes arising from the pricing of the Newco Pre-IPO Placing, no further substantive changes are expected to be made to the Transaction Agreement before signing.

                               GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof, and Appendices A, B, C, D, E, F, G, H, I and J

"AIM" means the Alternative Investment Market of London Stock Exchange Plc;

"Applicable Laws" means applicable securities laws, rules of applicable stock exchanges and applicable corporate laws;

"Board" or "Board of Directors" means the board of directors of any board, as applicable;

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, or London in the United Kingdom for the transaction of banking business;

"CBCA" means the Canadian Business Corporations Act as amended, including the regulations promulgated thereunder;

"Closing"  means  the  completion  of  the  transactions   contemplated  in  the
Transaction Agreement;

"Coal Properties" means the South and Central Cebu coal properties wholly owned by Forum Exploration Inc;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Company"  means Forum  Energy  Corporation;

"Control" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"Combined Philippine Assets" means collectively, FEC's Philippine Assets and SEY's Philippine Assets;

"CPR" means competent person report; "CSA" means CSA Group Limited of 9 John Street, London, WC1N 2ES, UK, engaged to evaluate the coal interests of Forum Exploration Inc;

"Dissent  Rights" means the right of a registered  FEC  Shareholder  pursuant to
Section 190 of the CBCA to be paid the fair value of the common shares in respect of which the holder dissents, all in accordance with Section 190 of the CBCA;

"Dissenting Shareholders" means registered FEC Shareholders who validly exercise the rights of dissent provided to them under Section 190 of the CBCA;

"DOE" or "Department of Energy" means the Department of Energy of the Government of the Republic of the Philippines;

"FEC" means Forum Energy Corporation, a corporation incorporated in Alberta, Canada;

"FEC Board" or "FEC Board of Directors" means the board of directors of Forum Energy Corporation;

"FEC Common Shares" means common shares of Forum Energy Corporation;

"FEC Philippine Assets" means the 66.67% interest in Forum Exploration Inc;

"FEC Record Date" means the close of business on April 18, 2005;

"FEC Resolutions" means the special resolutions in respect of the transactions contemplated in this Information Circular and other related matters to be considered at the FEC Meeting, in substantially the form attached as Appendix A to the Information Circular to be voted upon by FEC Shareholders at the FEC Meeting;

"FEC Shareholder" means a holder of Forum Energy Corporation Common Shares;

"FEC Stock Option Plan" means the incentive stock option plan of Forum Energy Corporation, as amended;

"FEC Warrantholder" means a holder from time to time of FEC Warrants;

"FEC Warrants" means the outstanding share purchase warrants to acquire FEC Common Shares;

"Forum Exploration" or "FEI" means Forum Exploration, Inc., a corporation incorporated under the laws of the Philippines;

"Forum Exploration Assets" or "FEI Assets" means the Oil and Gas Licenses held by FEI and which are the subject of the arrangement set out in the Transaction Agreement;

"Forum Exploration Coal Licenses" or "FEI Coal Licenses" means FEI's 100% interest in two Coal Operating Contracts ("COC's") situated on Cebu Island;

"Forum Exploration Common Shares" or "FEI Common Shares" means the common shares of Forum Exploration, Inc;

"Forum Exploration Transfer" or "FEI Transfer" means the transactions whereby FEC will convey its beneficial ownership of Forum Exploration Common Shares to the Newco group of companies through a Special purpose vehicle in exchange for shares in Newco;

"Forum Exploration Engineering Report" or "Competent Persons Report" means the independent engineering evaluation of certain oil, NGL and natural gas interests prepared by PGS dated April 15th 2005 and an independent engineering evaluation of certain Coal property interests prepared by CSA date April 15th 2005;

"Forum Exploration Oil and Gas Licenses" or "FEI Exploration Oil and Gas Licenses" means 100 per cent interest (FEC holds 66.67% of FEI) in SC40 Cebu ("SC40"), a service contract covering 458,000 hectares over land and water around the northern part of the island of Cebu in the Philippines. SC40 contains the Libertad Gas Field, independently evaluated by PGS to contain estimated recoverable reserves of gas of 3.16814 TCF (mmboe). The service contract also contains several prospects, including Jibitnil Island, West Toledo, Central Tanon and Maya;

"Forum Exploration Licenses" or "FEI Exploration Licenses" collectively mean the Oil and Gas Licenses as well as the Coal properties;

"Forum Philippines Holdings Limited" or "Holdco" a Jersey private company incorporated on April 1st 2005 in Jersey, Channel Islands as Sterling Far East Holdings Limited (company number 89858);

"Income Tax Act" or "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.
1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Information Circular" means this information circular and proxy statement dated April 22nd, 2005, together with all appendices hereto, distributed by FEC in connection with the Meetings;

"Limited" means a private company with limited liabilities

"Meeting" means the FEC Meeting as applicable;

"Newco" or "Forum Energy Plc" means a UK Public Company incorporated on April 1st 2005 in the UK as "Sterling Philippines Plc" (company number 5411224) (a wholly owned subsidiary of SEY);

"Newco Common Shares" means the common shares of Forum Energy Plc;

"Newco IPO Placing" means the proposed private placement of Newco Common Shares as described under the heading "IPO" in conjunction with the admission of the Newco Common Shares to AIM;

"Newco  Pre-IPO  Placing"  means  the  proposed  private   placement  of  up  to
STG(pound)4 million Newco Common Shares as described under the heading "Pre-IO". The Newco Pre-IPO Placing will take place before the Newco IPO Placing;

"Noble & Company" or "Nobles" means Noble & Company of Edinburgh, Nominated Advisers and Brokers to Newco;

"Notice of Meeting" means, the Notice of Special Meeting of FEC which accompanies this Information Circular;

"Oil and Natural Gas Properties" or "properties" means the working, royalty or other interests of Forum Exploration and GSEC 101 in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Newco from time to time;

"Option holder" means a holder of FEC Options;

"Options"  means FEC  Options;

"Parties" means FEC, Newco and SEY and "Party" means either one of them;

"Person"  means  any  individual,  partnership,   association,  body  corporate,
trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Plc" means a public company with limited liabilities, as used in the UK;

"PGS" means PGS Reservoir Consultants (UK) Limited of PGS Thames House, 17 Marlow Road, Maidenhead, Berks, SL6 7AA, UK;

"Record Date" or "FEC Record Date" means the 18th April 2005;

"Registered Holder" means the Person whose name appears on the register of FEC, as the owner of FEC Common Shares;

"Registrar" means the Registrar appointed under section 263 of the ABCA;

"Regulation S" means Regulation S under the 1933 Act;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"SEY Philippine Assets" means Sterling Energy Plc's 100% interest in the GSEC101 license (Reed Bank);

"Sterling Energy" or "SEY" means Sterling Energy Plc, a Public Company incorporated under the laws of the United Kingdom with its registered offices at Mardall House, 7-9 Vaughan Road, Harpenden, Herts AL5 4HU and listed on the AIM market under the symbol "SEY";

"Shareholders" means the FEC Shareholders and the Newco Shareholders and "Shareholder" means a FEC Shareholder or a Newco Shareholder, as applicable;

"Sterling Gas Philippines Limited" means Sterling Gas Philippines Limited or to be renamed "Forum (GSEC101) Limited" subject to shareholders agreement, a private corporation incorporated under the laws of Jersey;

"Sterling Far East Limited" means Sterling Far East Limited which is to be renamed "Forum (FEI) Limited" subject to shareholders agreement, a private corporation incorporated under the laws of Jersey;

"Subsidiary" has the meaning ascribed thereto in the ABCA and shall include all partnerships directly or indirectly owned by FEC as the case may be;

"STG" or "(pound)" means United Kingdom Pounds;

"Transaction" means the actions contemplated under the Transaction Agreement;

"Transaction Agreement" means the agreement dated April 22nd 2005 between Forum Energy Corporation, Sterling Energy Plc and Newco s enclosed in Appendix B;

"UK" means the United Kingdom; "United States" or "U.S." means the United States of America, as defined in Rule 902(l) under Regulation S;

"U.S. Person" means a U.S. person as defined in Rule 902(k) under Regulation S;

"U.S. Shareholder" or "U.S. Shareholders" or "U.S. Shareholder" means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

"000s" means  thousands;

"1933 Act" means the United States Securities Act of 1933, as amended and

"1934 Act" means the United States Securities Exchange Act of 1934, as amended.

Conventions

Certain terms used herein are defined in the "Glossary of Terms". Unless otherwise indicated, references herein to "$" or "dollars" are to US dollars. Unless otherwise stated all financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS AND CONVERSIONS

Abbreviations

   Oil and Natural Gas Liquids            Natural Gas
   ---------------------------            -----------
   bbl    barrel                          mcf      thousand cubic feet
   bbls    barrels                        mcf/d    thousand cubic feet per day
   bbls/d  barrels per day                mmcf     million cubic feet
   mbbls   thousand barrels               mmcf/d   million cubic feet per day
   mmbbls  million barrels                mmbtu    million British Thermal Units
   mstb    thousand stock tank barrels    bcf      billion cubic feet
   NGL     natural gas liquids            GJ       gigajoule
   stb     stock tank barrels

Other
        API an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale.  Liquid  petroleum with a specified  gravity of 28 API or higher is generally referred to as light crude oil

        boe(1) barrel of oil equivalent of natural gas on the basis of 1 BOE for 6 (unless otherwise stated) mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)(1)

       boe/d            barrel of oil equivalent per day

       m(3)             cubic metre

       mboe             thousand barrels of oil equivalent

       mmboe            million barrels of oil equivalent

       M$               thousands of dollars

Conversions

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

        To Convert From            To             Multiply By
        mcf                   cubic metres          28.174
        cubic metres          cubic feet            35.494
        bbls                  cubic metres           0.159
        cubic metres          bbls                   6.290
        feet                  metres                 0.305
        metres                feet                   3.281
        miles                 kilometres             1.609
        kilometres            miles                  0.621
        acres                 hectares               0.405
        hectares              acres                  2.471

--------------
(1) Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in United States dollar, or as otherwise defined..

The FEC Meeting

The FEC Meeting will be held at the offices of Computershare, Inc, 4th Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, Canada, at 10:00 AM (Vancouver time) on May 18th 2005 for the purposes set forth in the accompanying applicable Notice of the FEC Meeting. The business of the FEC Meeting will be to consider and vote upon the FEC Resolutions.

The Transaction

General

SEY will incorporate Newco (a UK company) and sell its GSEC101 (Reed Bank) license into Sterling Gas Philippines Limited, which in turn will be sold to Newco in exchange for 100% of the shares of Newco. Subject to shareholder approval, FEC will then sell its shares in Forum Exploration Inc. to Sterling Far East Limited (to be renamed Forum (FEI) Limited) and subsequently to Newco and in consideration will receive 71.4% of Newco shares (SEY will have its interest diluted to 28.6%).

The Company has been advised that the Coal Properties must be held by a Philippine based company in which the level of direct foreign ownership does not exceed 40%. Accordingly, it is proposed as part of the Transactions that the Coal Properties will be transferred to a new Philippine company ("Philco"), which will be owned as to 40% by Forum (FEI) Limited and 60%. by a new Philippine holding company ("Philippine Holdco"). Philippine Holdco will itself be owned as to 40 % by Forum (FEI) Limited and 60 % by Forum Pacific, Inc. ("FPI"). As a result, Forum (FEI) Limited will be interested, directly through its shareholding in Philco and indirectly through its shareholding in Philippine Holdco, in a total of 64% of the Coal Properties. To make up for the shortfall of 2.67% between that percentage interest and FEI's current 66.67% interest in the Coal Properties, FPI has agreed that, before any payments are made to shareholders of Philco, (whether by way of income or capital), a payment shall first be made to Forum (FEI) Limited of an amount equal to 2.67 x (P x 100/97.33), where P equals the total amount of the payment to be made to shareholders.

Each of FEC and SEY has agreed to give standard warranties to Newco regarding their respective Philippine assets which it is transferring to Newco and/or its subsidiaries.

Newco intends to raise working capital to develop these licenses through the issue of additional shares in the Newco through a Newco Pre-IPO Placing to raise up to UKSTG(pound)4 million (Cdn$9.1 million). It is intended that Newco will seek to raise further funds through the UK capital markets through a secondary IPO placement of shares in conjunction with an application for admission to AIM around the middle of July 2005. Newco has appointed Noble & Company Limited in the UK to act as the Nominated Adviser and Brokers for its proposed listing (Newco ceasing to be a subsidiary of the Company) to AIM.

Each of FEC and SEY has agreed to give standard warranties and indemnities to Noble & Company Limited; in the case of warranties, regarding the Philippine assets as referred to above, and in the case of indemnities, relating to liabilities which may fall upon Newco in connection with such fund raisings. At this stage there can be no certainty that the Newco IPO placing will take place

To maintain the current management structure it is recommended that upon transfer FEC Philippine Assets to Newco the existing executive management of FEC transfer to Newco. To comply with AIM rules and avoid a conflict, the existing management will resign from FEC, who will appoint new executive management. It has also been recommended that Forum Energy's name be changed from Forum Energy Corporation to FEC Resources, Inc. The reason for changing the name is to permit Newco to adopt the name of Forum Energy Plc and maintain the continuity of the name with the Philippine Department of Energy, and to permit FEC to pursue other business opportunities.

Finally, your FEC Board of Directors has proposed that the Company domicile be moved from Canada to another jurisdiction. The Company has no Canadian Assets, only a minority of Canadian shareholders and the value of the Forum Exploration Assets or equivalent holding in Newco shares following the shareholders meeting have not increased at this time and in all likelihood will not until further investment is made. The Directors therefore believe that this would be a good opportunity to relocate to a domicile with a more favorable tax regime and allow the Company the opportunity to realize its value. The Company will continue to maintain its status as a Canadian Reporting Issuer with common shares of the company traded on the OTC BB exchange in the United States. The FEC Board of Directors shall seek your approval to permit the directors to complete their investigation on the issue of change of domicile, and if deemed appropriate by the FEC Board of Directors, in their sole discretion, to change the domicile of FEC to such jurisdiction as the FEC Board of Directors may in the future determine.

Pre-Transaction Steps

      (a) Sterling Energy plc incorporate Sterling Philippines Plc (Newco) in the UK as a wholly owned subsidiary

      (b)   Newco  incorporate  Sterling Far East Holdings  Limited  (Holdco) in
            Jersey

      (c)   Holdco incorporate Sterling Far East Limited in Jersey.

      (d) Sterling North West Africa Holdings Limited sells its interest in Sterling Gas Philippines Limited (the owner of GSEC 101) to Sterling Far East Holdings Limited in exchange for shares.

      (e) Sterling North West Africa Holdings Limited sells its shareholding in Sterling Far East Holdings Limited to Sterling Philippines Plc for 100% of the issued and outstanding shares in Sterling Philippines Plc (Newco).

Transaction Steps and Post Transaction Structure

Upon FEC obtaining FEC Shareholder approval the following steps will occur:

      a) The name of Sterling Far East Limited will be changed to Forum (FEI) Limited.

      b) Holdco name will be changed from Sterling Far East Holdings Limited to Forum Philippines Holdings Limited.

      c) FEC will transfer the FEI common shares it holds into Forum (FEI) Limited in exchange for shares in Forum (FEI) Limited.

      d) FEC will then sell its shares in Forum (FEI) Limited to Forum Philippines Holdings Limited in exchange for shares in Forum Philippines Holdings Limited;

      e) FEC will then sell its shares in Forum Philippines Holdings Limited to Sterling Philippines Plc in exchange for shares in Sterling Philippines Plc

      f)    Sterling Philippines Plc will change its name to Forum Energy Plc.

      g) Following this, FEC will hold 71.4% of the issued capital of Newco and SEY (through its subsidiary) will hold 28.6% of the issued share capital of Newco.

      h)    The  executive   management  will  resign  from  FEC  and  join  the
            management of Newco.

      i) Newco intends to raise up to (pound)4 million (Cdn$9.1 million) through the Newco Pre-IPO Placing

      j)    Newco intends to raise further funds through an IPO Placing.

      k) The Board will continue their deliberation process to decide whether to relocate the domicile of the Company to another jurisdiction.

Further details of Forum Energy Plc (Newco), Forum Philippines Holdings Limited (Holdco), Forum (FEI) Limited and Forum (GSEC101) Limited are included in Appendices C, D, E and F respectively.

Structure of Newco before the Newco Pre-IPO placing:

       -----------              ------------            -------------
        Sterling                Forum Energy            Forum Pacific
        Energy Plc              Corporation             (Philippines)
       -----------              ------------            -------------
           |                          |                       |
           |  28.6%             71.4% |                       |
           |                          |                       |
           ----------------------------                       |
                        |                                     |
                        |                                     |
                ----------------                              |
                Forum Energy Plc                              |
                  UK ("Newco")                                |
                ----------------                              |
                        |                                     |
                        |  100%                               |
                        |                                     |
             ------------------                               |
             Forum Philippines                                |
               Holding Limited                                |
              Jersey ("Holdco")                               |
          |--------------------|                              |
          |                    |                              |
          |100%            100%|                              |
   ---------------       -----------                          |
   Forum (GSEC101)       Forum (FEI)                          |
      Limited              Limited                            |
     (Jersey)              (Jersey)                           |   33.33%
   ---------------       -----------                          |
                               |                              |
                               |                              |
                        66.67% ------------------------------ |
                                                              |
                                                     ----------------------
                                                     Forum Exploration Inc.
                                                         (Philippines)
                                                     ----------------------

Background to and reasons for the Transactions

In March 2003, FEC acquired 125,000,000 common shares in Forum Exploration Inc, representing 66.67% of all issued and outstanding shares. In consideration FEC issued shares plus a commitment to fund 100% of the operation of FEI for the following 18 months. The Company raised US$2.153 million in working capital through a private placement in July 2003. These funds were used to commence a drilling programme in the SC40 block and three onshore exploration wells were drilled during 2003/2004. The Company needed additional funding to continue its development, test the wells and bring them into production. The management explored a number of avenues which did not realize the funding required. Meanwhile the Board and certain major shareholders continued to fund the Company from their own resources until a more permanent solution could be found. It was also realized that the Company required some larger assets in order to attract new financing.

In January 2005, the Company entered into discussions with SEY regarding a possible Joint Venture whereby Sterling would sell the Reed Bank Asset (GSEC101) to Newco and FEC would its Philippine asset to Newco. In addition it was proposed that Newco should be admitted to AIM in the United Kingdom which has shown support for other junior international energy companies who have successfully raised funds there. Newco has engaged a Nominated Adviser and Broker, Noble & Company, to take the Company to AIM and is currently engaged in preparing the necessary documentation for this listing.

Since AIM opened in 1995, more than 1,300 companies have been admitted and more than (pound)11 billion has been raised collectively.

An AIM quotation offers:

      o     A flexible regulatory regime

      o     Access to a unique, globally respected market

      o     Access to a wide pool of capital

      o     Enhanced profile

      o     Increased status and credibility

      o     Currency for and easier rules on acquisition

      o     Eligibility for a range of UK tax benefits

Recommendations of the FEC Board of Directors

The FEC Board of Directors unanimously determined that the Transactions described in this Information circular are fair and equitable to the FEC Shareholders and gives the FEC Shareholders an opportunity to realize the value in developing the assets of the Company by allowing it to raise sufficient working capital for such development through Newco.

Right to Dissent

Pursuant to Section 190 of the CBCA, Registered Holders have the right to dissent with respect to the FEC Resolutions if the President of FEC receives at the registered office of FEC by 4:00 p.m. on the Business Day immediately preceding the date of the FEC Meeting, a written objection and such holder complies with Section 190 of the CBCA. Provided the Arrangement becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of the Common shares in respect of which the holder dissents in accordance with Section 190 of the CBCA. See Appendices J for a copy of the provisions of
Section 190 of the CBCA.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA may result in the loss of any right to dissent. Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent. Accordingly, a beneficial owner of common shares desiring to exercise the right to dissent must make arrangements for such Common shares beneficially owned to be registered in such holder's name prior to the time the written objection to the applicable resolutions approving the transactions is required to be received by FEC, or alternatively, make arrangements for the Registered Holder to dissent on such holder's behalf.

Other Tax Considerations

Shareholders consult a tax advisor with respect to the tax implications of the Arrangements, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning FEC Common Shares after the Transaction. FEC Shareholders should also consult a tax advisor regarding provincial or territorial tax considerations of the Transactions and FEC Common Shares.

Selected Pro Forma Financial and Operational Information for FEC

The following is a summary of selected pro forma financial and operational information for FEC following the transactions:

                                               Forum Energy Corporation
                                           Statement of Net Operating Loss
                                       Balance Sheets as at December 31, 2004

                                                    (Cdn$ 000's)
Expenses                                             (unaudited)
       Genereal and Administration                         1,755
       Depreciation                                          268
       Foreign Exchange                                       -8
       Interst Expense                                       162
                                                    ------------
       Net Operating Loss                                   2127
                                                    ============

NOTE: The above proforma numbers are the unaudited consolidated results for the Forum Energy Corporation Group of Companies and have been presented in this circular purely for comparative purposes to show the effect of the Transactions to the financial statements of the Company. In particular this has been prepared to reflect the consolidated results to include the group with Forum Exploration Inc on a full consolidation basis to results reflecting the transfer of FEC's interest to an investment in Newco shares (subsequent to the placing of additional shares) and assuming that FEC's position in Forum Exploration, Inc will be diluted.

At the time of releasing this circular to the shareholders of FEC the audit is being finalized and therefore the accounts may be subject to restatement to reflect Canadian GAAP pronouncements currently in effect. There are no accompanying notes to these financial statements and the reader is urged to review the previous financial statements to be aware of the basis of preparation of this proforma financial information. FEC assumes no responsibility for the accuracy of these pre-forma financial statements and advise that they will be subject to change when the final audited results are published.

Details of any proven or probable reserves per PGS and CSA reports are in a tabular form in Appendices G and H respectively.

THE TRANSACTION

Background to and Reasons for the Transaction

Management of FEC continually reviews all options available to them to ensure that the capital structure is efficient and that shareholder value is being maximized. The strategy contemplated under the Transactions was initially considered and selected after considerable scrutiny, modeling and evaluation as a result of this pursuit of ongoing maximization of value for Shareholders. FEC management initially discussed the possibility of acquiring the SEY Philippine Assets from SEY in January 2005. FEC management worked with SEY management and Nobles to evaluate several alternatives to enhance shareholder value and to make it possible to raise sufficient working capital to ensure that the properties could be developed to their maximum potential. With the assistance of the Nobles FEC embarked on incorporating a new entity in the UK, Newco, with the intention that this entity would hold the Philippine assets of both FEC and SEY. It is the FEC Board of Director's view that this approach will permit a much quicker result in raising the necessary working capital and permit the potential of these properties to be further developed.

In March, 2005 FEC appointed PGS to evaluate the Oil and Gas reserves of the Forum Exploration Assets as well as GSEC 101. In addition FEC appointed CSA Group Limited to valuate the coal reserves of the coal properties which were awarded to FEI in February 2005. The result of these reports will not only give FEC a base valuation of its properties but also will form part of the Initial Public Offering document for Newco when it seeks admission to AIM in the UK.

FEC believes that this structure better aligns the risks and returns of the Combined Philippine Assets, enhances the value of the assets and will allow Newco to develop their full potential for the following reasons:

      o The transaction is designed to enhance FEC Shareholder value by combining assets in the same geographical region and creating a larger asset base.

      o Newco will be the only energy company listed on the AIM market that operates solely in the Philippines, thus potentially making it a diverse and appealing investment underpinned by a strong balance sheet and asset base.

      o Permits FEC Shareholders to participate, through FEC's ownership interest, in a company that will have the ability to raise working capital in the UK market to ensure sufficient financial resources to develop the licenses to their maximum potential.

      o The Board of Newco will combine members from the Boards of both SEY as well as FEC which will bring greater experience in the energy industry to the Newco board.

      o FEC will be positioned to look at new opportunities to diversify its portfolio from a sole investment in Newco.

EFFECT OF THE TRANSACTION

General

The Transactions will initially result in FEC receiving 71.4% of the shares initially issued in Newco in exchange for its 66.67% investment in Forum Exploration Inc (FEC's equity position will be diluted , as will the 28.6% equity position of SEY, upon completion of the Newco Pre-IPO and IPO placings). The executive management of FEC will move to the executive management of Newco and Newco will assume the name of Forum Energy Plc. FEC will continue its evaluation of the redomicile of FEC from Canada to another jurisdiction. Finally FEC will be renamed FEC Resources PLC and continue to source and develop natural resources investments.

Details of the Transactions

The Transactions will result in the creation of new oil and natural gas Company currently titled Sterling Philippines Plc and ultimately to be named Forum Energy Plc (Newco). Newco will be interested in the FEC and SEY Combined Philippine assets on the basis set out in this Information Circular. It is intended that Newco will ultimately become the operator of the Philippine Assets directly.

Pre-Transaction Steps

      a) Sterling Energy plc incorporate Sterling Philippines Plc (Newco) in the UK as a wholly owned subsidiary

      b)    Newco  incorporate  Sterling Far East Holdings  Limited  (Holdco) in
            Jersey

      c)    Holdco incorporate Sterling Far East Limited in Jersey.

      d) Sterling North West Africa Holdings Limited sells its interest in Sterling Gas Philippines Limited (the owner of GSEC 101) to Sterling Far East Holdings Limited in exchange for shares.

      e) Sterling North West Africa Holdings Limited sells its shareholding in Sterling Far East Holdings Limited to Sterling Philippines Plc for 100% of the issued and outstanding shares in Sterling Philippines Plc (Newco).

Transaction Steps and Post Transaction Structure

Upon FEC obtaining FEC Shareholder approval the following steps will occur:

      a) The name of Sterling Far East Limited will be changed to Forum (FEI) Limited. b) Holdco name will be changed from Sterling Far East Holdings Limited to Forum Philippines Holdings Limited.

      c) FEC will transfer the FEI common shares it holds into Forum (FEI) Limited in exchange for shares in Forum (FEI) Limited.

      d) FEC will then sell its shares in Forum (FEI) Limited to Forum Philippines Holdings Limited in exchange for shares in Forum Philippines Holdings Limited;

      e) FEC will then sell its shares in Forum Philippines Holdings Limited to Sterling Philippines Plc in exchange for shares in Sterling Philippines Plc

      f)    Sterling Philippines Plc will change its name to Forum Energy Plc.

      g) Following this, FEC will hold 71.4% of the issued capital of Newco and SEY (through its subsidiary) will hold 28.6% of the issued share capital of Newco.

      h)    The  executive   management  will  resign  from  FEC  and  join  the
            management of Newco.

      i) Newco intends to raise up to (pound)4 million (Cdn$9.1 million) through the Newco Pre-IPO Placing

      j)    Newco intends to raise further funds through an IPO Placing.

      k) The Board will continue their deliberation process to decide whether to relocate the domicile of the Company to another jurisdiction.

      l)    Structure of Newco before the Newco Pre-IPO placing:

       -----------              ------------            -------------
        Sterling                Forum Energy            Forum Pacific
        Energy Plc              Corporation             (Philippines)
       -----------              ------------            -------------
           |                          |                       |
           |  28.6%             71.4% |                       |
           |                          |                       |
           ----------------------------                       |
                        |                                     |
                        |                                     |
                ----------------                              |
                Forum Energy Plc                              |
                  UK ("Newco")                                |
                ----------------                              |
                        |                                     |
                        |  100%                               |
                        |                                     |
             ------------------                               |
             Forum Philippines                                |
               Holding Limited                                |
              Jersey ("Holdco")                               |
          |--------------------|                              |
          |                    |                              |
          |100%            100%|                              |
   ---------------       -----------                          |
   Forum (GSEC101)       Forum (FEI)                          |
      Limited              Limited                            |
     (Jersey)              (Jersey)                           |   33.33%
   ---------------       -----------                          |
                               |                              |
                               |                              |
                        66.67% ------------------------------ |
                                                              |
                                                     ----------------------
                                                     Forum Exploration Inc.
                                                         (Philippines)
                                                     ----------------------

Post Transaction Steps

Immediately after the Transaction becomes effective Newco will raise working capital through the Newco Pre-IPO Placing and its Nominated Advisers, Noble & Company, will bring the Company to AIM along with a Newco IPO Placing. No assurances can be given that such placing or admission will take place.

Post Arrangement Structure

Newco will be owned 71.4% by FEC (Which by then will have changed its name to FEC Resources, Inc) and 28.6% by Sterling Energy. This will be subject to dilution when the Newco Pre-IPO placing occurs, resulting in additional shares being issued to raise the necessary working capital. The board of directors of Newco will be comprised of the former executive management of FEC - David Robinson as CEO and David Thompson as CFO. Alan Henderson will be non-executive chairman, Ian Baron will be appointed as a non-executive technical director and Barry Stansfield will be a non-executive director (who will also continue to serve on the board of FEC). SEY will nominate two members to the Board of
Directors: Harry Wilson (CEO of SEY) and Graeme Thomson (CFO of SEY) as non-executive directors.

Termination of the Transaction

If the Transaction Agreement is not completed due to the failure to achieve the condition precedents (see below) then the following steps will be taken:

      a) SEY will vend 100% of GSEC101 into FEC in exchange for 70 million FEC Common Shares (28.6% of issued and outstanding shares in FEC)

      b) FEC will be responsible for all financial obligations of the license covering GSEC 101.

      c)    SEY will appoint a representative to the Board of FEC.

      d)    FEC will seek alternative sources of working capital

Conditions Precedent to the Transaction

      a) The parties hereby agree that Completion shall be conditional upon the despatch of the FEC Circular by 22 April 2005 and FEC Shareholder Approval being obtained by no later than 18 May 2005.

      b) The parties may by notice in writing to each other party waive any of the conditions in whole or in part.

      c) Each of the Parties undertakes to use their reasonable endeavours (so far as they are each reasonably able) to procure the fulfilment of the conditions set out in clause 3.1 of the Transaction Agreement by 18th May 2005. If all of the conditions have not been fulfilled or waived by 18th May 2005 the Transaction Agreement shall terminate with effect from that date, unless the Parties agree otherwise.

      d) If this agreement terminates in accordance with clause 3.4 of the Transaction Agreement then the obligations of the parties shall automatically terminate save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist including those under clauses 7 and 9 to 16 (inclusive) of the Transaction Agreement.

      e) Each party shall keep the others promptly advised of the progress towards the satisfaction of its obligations under clause 3.3 (and vice versa) of the Transaction Agreement

Shareholder Approvals

Pursuant to FEC's By-Laws, the number of votes required to pass the FEC Resolutions shall be not less than two-thirds of the votes cast by FEC Shareholders either in person or by proxy, at the FEC Meeting.

Recommendations of the Boards of FEC Board of Directors

The FEC Board of Directors has unanimously concluded that the Resolutions are fair to FEC Shareholders, and are in the best interests of FEC and the FEC Shareholders. Members of the FEC Board of Directors hold, or control, an aggregate of 916,375 FEC Common Shares.

See "Interests of Certain Persons or Companies in the Matters to be Acted Upon". Each of the members of the FEC Board of Directors and officers of FEC intend to vote all of their FEC Common Shares in favour of the FEC Resolutions. Holders of an aggregate of 141,900,461 FEC Common shares representing approximately 81 % of the outstanding FEC Common shares have agreed to vote these FEC Common Shares in favour of the Transaction and all other matters to be considered at the Forum Energy Meeting. These Shareholders have executed an irrevocable proxy and commitment to confirm their agreement.

Right to Dissent

The following description of the right to dissent and appraisal to which registered Shareholders (collectively, "Dissenting Shareholders") are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder's Common shares and is qualified in its entirety by the reference to the full text of Section 190 of the CBCA which is attached to this Information Circular as Appendix J. A Dissenting Shareholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that Section. Failure to strictly comply with the provisions of that Section and to adhere to the procedures established therein may result in the loss of all rights there under.

Registered Shareholders are entitled, in addition to any other right such holder may have, to dissent and to be paid by FEC the fair value of the Common shares held by such holder in respect of which such holder dissents, determined as of the close of business on the last Business Day before the day on which the resolutions from which such holder dissents were adopted. A registered Shareholder may dissent only with respect to all of the Common shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. Only registered Shareholders may dissent. Persons who are beneficial owners of Common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such common shares. A registered holder, such as a broker, who holds Common shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Common shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Common shares covered by it.

A Dissenting Shareholder must send to the President and CEO of FEC a written objection to the FEC Resolutions, which written objection must be received by FEC at their registered office, by 4:00 p.m. on the Business Day immediately preceding the date of the applicable Meeting.

A holder of Common shares, may not exercise the right to dissent in respect of only a portion of such holder's Common shares, but may dissent only with respect to all of the Common shares held by the holder. A registered Shareholder wishing to exercise the right to dissent with respect to such holder's Common shares shall not vote such Common shares at the applicable Meeting, either by the submission of a proxy or by personally voting, in favour of the applicable Resolutions. An application may be made to the Court of Queen's Bench of Alberta by a Dissenting Shareholder after the adoption of the FEC Resolutions to fix the fair value of the Dissenting Shareholder's Common shares. If such an application to the Court is made by a Dissenting Shareholder FEC, must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the FEC board of directors to be the fair value of the Common shares, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if FEC is the applicant, or within 10 days after FEC is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder of Common shares, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with FEC for the purchase of such holder's Common shares in the amount of the offer made by FEC (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Common shares, as applicable, of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against FEC and in favour of each of those Dissenting Shareholders, and fixing the time within which FEC must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder, until the date of payment.

On the Transaction becoming effective, or upon the making of an agreement between FEC and the Dissenting Shareholder as to the payment to be made by FEC to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such holder's Common shares, in the amount agreed to between FEC and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent, or if the Arrangement has not yet become effective, FEC may rescind the FEC Resolutions, and in either event the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

FEC shall not make a payment to a Dissenting Shareholder under Section 190 if there are reasonable grounds for believing that FEC is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of FEC would thereby be less than the aggregate of its liabilities. In such event, FEC shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their common shares, as applicable, in which case the Dissenting Shareholder may, by written notice to FEC within 30 days after receipt of such notice, withdraw such holder's written objection, in which case FEC shall be deemed to consent to the withdrawal and such Dissenting Shareholder shall be reinstated with full rights as a Shareholder, failing which such Dissenting Shareholder retains status as a claimant against FEC to be paid as soon as FEC is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of FEC but in priority to its shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Common shares. Section 190 of the CBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix J to this Information Circular and consult their own legal advisor.

Interests of Certain Persons or Companies in the Matters to be acted upon

FEC Board of Directors and officers of FEC own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of approximately 916,375 FEC Common shares (approximately 0.56 % of the issued and outstanding FEC Common shares). The directors and officers of FEC have agreed to vote the

916,375 FEC Common shares beneficially owned by them in favour of the FEC Resolutions and all other matters to be considered at the FEC Meeting.

None of the principal holders of FEC Common shares or any director or officer of FEC, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, FEC or any of its affiliates except as disclosed above or elsewhere in this Information Circular or the Appendices hereto.

Expenses of the Arrangement

The estimated costs to be incurred by FEC relating to this Information Circular are expected to aggregate approximately Cdn$120,000

INFORMATION CONCERNING FORUM ENERGY CORPORATION

FEC is incorporated pursuant to the provisions of the CBCA. FEC is a reporting issuer in the province of British Columbia and listed on the United States OTCBB stock exchange under the symbol "FRUEF.OB" as well as Frankfurt and Munich Exchanges under the symbol "FE8". FEC owns a 66.67% interest in Forum Exploration Inc, a Philippine Company that is engaged in the acquisition, exploration, development and where applicable, production of crude oil, natural gas and coal in the Philippines.

FEC's registered office is at Suite 1400, 700-2nd Street SW Calgary, Alberta, Canada T2B 4V5.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of FEC, Suite 1400, 700-2nd Street SW Calgary, Alberta, Canada T2B 4V5, phone (403) 290-1676 or by accessing the disclosure documents available through the Internet on the SEDAR web site at www.sedar.com.

The following documents of FEC, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

      a)    FEC's Annual Information Form dated May 17, 2004;

      b) The Management Information Circular of FEC dated May 10, 2004 relating to the Annual and Special Meeting of Shareholders of FEC held on June 30th 2004.

      c) The audited comparative consolidated financial statements of FEC and the notes thereto for the year ended December 31, 2003, together with the Auditors' Report thereon;

      d) Management's discussion and analysis of the financial condition and operations of FEC for the year ended December 31, 2003;

      e) The Unaudited comparative consolidated financial statements of FEC for the nine months ended September 30, 2004;

      f) Management's discussion and analysis of the financial condition and operations of FEC for the nine months ended September 30, 2004;

Any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements, together with the Auditors' Report thereon, and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by FEC with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the termination of this distribution shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Price Range and Trading Volume of FEC Common Shares

The FEC Common Shares are listed and posted for trading on the OTC BB under the symbol "FRUEF". The following table sets forth the high and low trading prices and the aggregate volume of trading of the FEC Common Shares on the OTC BB for the periods indicated (as quoted by the OTC) intraday:

Period                      High            Low            Volume
                              $              $
2003
First Quarter               0.21           0.085        1,171,400
Second Quarter              0.66           0.08         2,082,200
Third Quarter               0.30           0.15         1,548,700
Fourth Quarter              0.62           0.18         2,672,310

2004
January                     0.62           0.40           479,674
February                    0.52           0.38           680,338
March                       0.52           0.37           336,136
April                       0.45           0.31         2,202,680
May                         0.35           0.22         1,139,640
June                        0.28           0.21           162,500
July                        0.34           0.17           297,600
August                      0.34           0.16           318,300
September                   0.26           0.14           801,900
October                     0.26           0.16           577,700
November                    0.18           0.07         2,101,100
December                    0.125          0.08           804,600

2005
January                     0.11           0.055        3,005,100
February                    0.17           0.10         1,459,500
March                       0.15           0.048        5,247,500
Note:

(1) On February 26th, 2003, FEC acquired 66.67% interest in Forum Exploration Common Shares and in consideration issued 100,000,000 shares of FEC Shares to the vendors.

(2) On 25th August, 2003, FEC closed a private placement of 21,538,295 FEC Shares with gross proceeds of $2,153,829.

INFORMATION CONCERNING FORUM (FEI) Limited

Forum (FEI) Limited is a Jersey, Channel Islands Company. Forum (FEI) Limited will own all the Forum Exploration Common Shares transferred from FEC. Its registered office will be located at Channel House

Financial  Services  Group  Limited,  P.O.Box 532,  Channel  House, 7 Esplanade,
St.Helier,   Jersey.  The  authorized  Capital  is  US$10,000,000  divided  into
10,000,000 shares of US$1.00 each

INFORMATION CONCERNING NEWCO

Sterling Philippines Plc is a Company registered in the United Kingdom and its registered offices is located at Mardall House, 7-9 Vaughan Road, Harpenden, Herts AL5 4HU. The authorized share capital is 100,000,000 shares of par value 10p. Following the shareholders meeting this Company will change its name to Forum Energy Plc with a registered office at 6th floor, One London Wall, London EC2Y 5 EB, England.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of FEC to be used at the FEC Meeting.

Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees of FEC. All costs of the solicitation for the FEC Meeting will be borne by FEC.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of FEC Common Shares. The Persons named in the enclosed forms of proxy are directors and officers of FEC.

A Shareholder desiring to appoint a Person (who need not be a Shareholder) to represent such Shareholder at a Meeting other than the Persons designated in the applicable accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare, 4th Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, Canada. The applicable form of proxy must be received by Computershare Trust Company of Canada, as applicable, by 4:30 p.m. (Calgary time) on the first business day prior to the date of the Meetings or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the above mentioned office Computershare Trust Company of Canada, as applicable, on or before the last Business Day preceding the day of the Meeting or any adjournment thereof or with the chairman of the FEC Meeting, on the day of the FEC Meeting, or any adjournment thereof.

The FEC Record Date for determination of FEC Shareholders entitled to receive notice of and to vote at the FEC Meeting is April 18, 2005. Only FEC
Shareholders whose names have been entered in the registers of the FEC Shareholders on the close of business on the FEC Record Date and holders of FEC Common Shares issued by FEC after the FEC Record Date and prior to the FEC Meeting will be entitled to receive notice of and to vote at the FEC Meeting, provided that, to the extent a holder of FEC Common Shares transfers the ownership of any FEC Common Shares after the FEC Record Date and the transferee of those FEC Common Shares establishes ownership of such FEC Common Shares and demands, not later than 10 days before the FEC Meeting, to be included in the list of holders of FEC Common Shares, as the case may be, eligible to vote at the FEC Meeting, such transferee will be entitled to vote those FEC Common Shares at the FEC Meeting. FEC Options and FEC Warrants that have been exercised, cancelled or otherwise terminated prior to the FEC Meeting cannot be voted at the FEC Meeting.

Signature of Proxy

The form of proxy must be executed by the Shareholder or his or her attorney authorized in writing, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with FEC).

Voting of Proxies

The Persons named in the accompanying forms of proxy will vote the FEC Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such Common shares will be voted FOR the approval of the applicable FEC Resolutions.

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meetings and this Information Circular and with respect to other matters that may properly come before the respective Meeting.

Voting and Principal Holders Thereof

As at March 31, 2005 there were 174,583,653 FEC Common Shares, 17,967,000 FEC Options and 8,239,000 FEC Warrants issued and outstanding. To the knowledge of the directors and officers of FEC, as at the date

Hereof, with the exception of Westmark Limited and Langley Park Investment Trust Plc no person or company beneficially own, directly or indirectly, or exercise control or direction, over more than 10% of the FEC Common shares on a fully diluted basis.

APPENDIX A

FEC Resolutions

BE IT RESOLVED THAT:

      1. The transactions contemplated by and described in the Information Circular and Proxy Statement of the Corporation dated April 22nd 2005 accompanying the notice of this meeting (the "Information Circular"), including without restricting the generality thereof, the disposition of all or substantially all of the property of the Corporation substantially as set forth in Information Circular, be and are hereby ratified, authorized and approved in accordance with section 189(5) of the Canada Business Corporations Act;

            Notwithstanding that this resolution has been duly passed, the board of directors of the Corporation may, without further notice to or approval of the holders of the Corporation's common shares, or other interested or affected parties, revoke this resolution at any time prior to this resolution becoming effective; and

            Any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver, with or without the corporate seal, all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

      2. The corporation hereby adopts the name change to FEC Resources, Inc with effect immediately following this meeting and subject to submission of the prerequisite notices to inform of the name change of the Corporation.

      3. The Board of Directors may determine at their discretion the issue of changing the domicile of the corporation from Canada to another jurisdiction, subject to their acceptance of all relevant facts to make an informed decision.

APPENDIX B

Transaction Agreement between FEC, SEY and Sterling Philippines with respect to Newco

                    NOTICE REGARDING "TRANSACTION AGREEMENT"

As the pricing of the Newco Pre-IPO placing will not be finalised until shortly before publication of this document, the Transaction Agreement will also not be finalised and signed until that time. Accordingly, the form of the Transaction Agreement set out in Appendix B represents the draft of the agreement as at the latest practicable time prior to the printing of this document. Other than changes arising from the pricing of the Newco Pre-IPO placing, no further substantive changes are expected to be made to the Transaction Agreement.

                                                        Draft (5): 18 April 2005

ashurst

Transaction Agreement

Forum Energy Corporation

and

Sterling Energy plc

and

Sterling Philippines plc

in respect of the intention of the parties in relation to the Transactions

o April 2005

                                    CONTENTS

CLAUSE                                                                      PAGE
1.  INTERPRETATION ........................................................    1
2.  TRANSACTIONS ..........................................................    4
3.  CONDITIONS ............................................................    6
4.  PERIOD TO COMPLETION ..................................................    7
5.  WARRANTIES ............................................................    9
6.  UNDERTAKINGS ..........................................................    9
7.  ANNOUNCEMENTS .........................................................   10
8.  COSTS .................................................................   10
9.  ENTIRE AGREEMENT ......................................................   11
10.  VARIATIONS ...........................................................   11
11.  WAIVER ...............................................................   11
12.  INVALIDITY ...........................................................   11
13.  NOTICES ..............................................................   12
14.  COUNTERPARTS .........................................................   13
15.  THIRD PARTY RIGHTS ...................................................   13
16.  GOVERNING LAW AND JURISDICTION .......................................   13
SCHEDULE 1 ................................................................   15
Structure paper ...........................................................   15
SCHEDULE 2 ................................................................   16
FEC Circular ..............................................................   16
SCHEDULE 3 ................................................................   17
PART A ....................................................................   17
Sterling Warranties .......................................................   17
PART B ....................................................................   22
FEC Warranties ............................................................   22
SCHEDULE 4 ................................................................   30
Form of voting agreement and irrevocable undertaking ......................   30
SCHEDULE 5 ................................................................   31
Limitations on Liability ..................................................   31
SCHEDULE 6 ................................................................   32
The Newco Group ...........................................................   32
SCHEDULE 7 ................................................................   37
Loan Agreement ............................................................   37
SCHEDULE 8 ................................................................   39
Placing Agreement .........................................................   39

Agreed form documents

o     FEC Circular

o     Structure paper

o     Placing Agreement

o     Pre-IPO Information Memorandum

o     Cash-flows and KPMG Memorandum

o     Voting agreement and irrevocable undertaking

o     Service agreements and letters of appointment for Newco directors

o     Loan agreement

o     Services agreement

THIS AGREEMENT is made on                                      2005.

BETWEEN:

(1) FORUM ENERGY CORPORATION whose principal office is at Suite 1400, 700-2nd Street SW Calgary, Alberta, Canada T2B 4V5 ("FEC");

(2) STERLING ENERGY PLC (No. 1757721) whose registered office is at Mardall House, 7-9 Vaughan Road, Harpenden, Herts AL5 4HU ("Sterling"); and

(3) STERLING PHILIPPINES PLC (No. 5411224) whose registered office is at Mardall House, 7- 9 Vaughan Road, Harpenden, Herts AL5 4HU ("Newco").

RECITALS

(A) The parties have agreed to enter into this agreement in order to set out their proposed intentions in relation to the sale of their respective interests in the Licences to Newco in contemplation of Admission.

(B) This agreement is based on the initial intentions of the parties as set out in the structure paper attached at schedule 1. The structure envisages that immediately prior to the issue of securities for the pre-IPO Fundraising Newco will hold each of the Licences through its various Group Company members with its share capital being held by Sterling Northwest Africa (a wholly owned subsidiary of Sterling) and FEC as to 28.6 per cent. and 71.4 per cent. respectively.

(C)   Details of each member of the Newco Group are set out in schedule 6.

THE PARTIES AGREE AS FOLLOWS:

1.    INTERPRETATION

1.1 The following words and expressions shall, unless the context otherwise requires, have the following meanings:

      "Admission" means the proposed admission to AIM of the whole of the issued share capital of Newco;

      "Admission Document" means the document to be issued by Newco in connection with Admission, a draft of which is represented by the pre-IPO Information Memorandum;

      "AIM" means AIM, a market of the London Stock Exchange;

      "Business Day" means a day (excluding Saturdays) on which banks are generally open in London for the transaction of normal banking business;

      "Completion" means completion of the sale of the FEI Shares to Newco as set out in clause 2.6;

      "Confidential   Information"   means  all  information   relating  to  the
      Transactions and the Licences which is not in the public domain;

      "DOE" means the Department of Energy of the Republic of the Philippines;

      "EGM" means the extraordinary general meeting of the ordinary shareholders of FEC convened for 18 May 2005;

      "Encumbrance" means any mortgage, charge (fixed or floating), pledge, lien, hypothecation, trust, right of set off or other third party right or interest (legal or equitable) including any right of set-off, assignment by way of security, reservation of title or any other security interest of any kind however created or arising or any other agreement or arrangement (including a sale and repurchase arrangement) having similar effect;

      "FEC Circular" means the circular to FEC shareholders in the agreed terms despatched on 22 April 2005 setting out the terms of inter alia the Transactions together with a notice of EGM and a form of proxy in respect thereof (a copy of which is annexed at schedule 2);

      "FEC Shareholder Approval" means approval of each of the resolutions proposed at the EGM by the requisite majority of FEC shareholders;

      "FEC Warranties" means the warranties given pursuant to clause 5 and part B of schedule 3;

      "FEI" means Forum Exploration Inc., of 22/F Citibank Tower, 8741 Paeso de Roxas, Makati City, Philippines, a corporation incorporated under the laws of the Republic of the Philippines;

      "FEI Licences" means the 66(2)/3 per cent. interest in SC40 Cebu a service contract which contains the Libertad Gas Field and several prospects including Jibitnil Island, West Toledo, Central Tanon and Maya; and a 100 per cent. interest in two coal operating contracts each dated 23 February 2005 between the Republic of the Philippines acting by the DOE and FEI being (a) blocks 34-I-68 and 34-I-69 on the DOE coal blocking map; and (b) blocks 35-I-219 and 35-I-259 on the DOE coal blocking map each in the province of Cebu, Republic of the Philippines;

      "FEI Shares" means the 125,000,000 ordinary shares held by FEC in FEI amounting to an aggregate of 662/3 per cent. of the issued [common] [ordinary] share capital of FEI;

      "FPI" means Forum Pacific Inc., of 22/F Citibank Tower, 8741 Paeso de Roxas, Makati City, Philippines, a corporation incorporated under the laws of the Republic of the Philippines being the holder of 62,500,000 ordinary shares in FEI amounting to an aggregate of 331/3 per cent. of the share capital of FEI;

      "Holdco" means Sterling Far East Holdings Limited being a Jersey private limited company incorporated for the purpose of being the holding company of SPV1, SPV2 and SPV3;

      "Licences" means all of the Reed Bank Licence, the FEI Licences; and the Nido and Matinloc Licences;

      London Stock Exchange" means the London Stock Exchange plc;

      "Newco Group" means Newco and each of its subsidiaries, being Holdco, SPV 1, SPV 2 and SPV 3 and "Group Company" means any of them;

      "Nido and Matinloc Licences" means the farm-in option currently being negotiated by FEC in respect of offshore service contracts SC14A and SC14B each situated in the South China Sea;

      "Noble" means Noble & Company Limited Newco's proposed nominated adviser;

      "Placing Agreement" means the Placing Agreement in the agreed terns intended to be entered into between amongst others Newco and Noble substantially in the form set out in schedule 8 to this agreement.

      "pre-IPO Fundraising" means the monies raised by Noble on behalf of Newco being a minimum amount of (pound)3,000,000 (before expenses);

      "pre-IPO Information Memorandum" means the information memorandum on Newco in the agreed terms prepared and distributed by Noble on behalf of Newco for the purposes of the pre-IPO Fundraising;

      "Reed Bank Licence" means the licence in respect of an area covering approximately 1,036,000 hectares in the Reed Bank area in the form set out in the Geophysical Survey and Exploration Contract between the Government of the Republic of the Philippines, acting by the DOE and Sterling Energy
      (UK) Limited dated 13 June 2002 and extended by letter from the DOE dated 11 June 2004 to 11 June 2005;

      "Related Person" means in relation to any party its holding companies and the subsidiaries, subsidiary undertakings and associated companies from time to time of such holding companies, all of them and each of them as the context admits;

      "SPV 1" means Sterling Gas Philippines Limited, details of which are set out in schedule 6;

      "SPV 2" means  Sterling Far East Limited,  details of which are set out in schedule 6;

      "SPV 3" means Sterling Resources Far East Limited, details of which are set out in schedule 6;

      "Sterling Northwest Africa" means Sterling Northwest Africa Holdings Limited a Jersey private limited company and wholly-owned subsidiary of Sterling;

      "Sterling Warranties" means the warranties given pursuant to clause 5 and Part A of schedule 3;

      "Transactions" means the acquisition by Newco or a member of the Newco Group of each of the Licences as set out in clause 2 of this agreement and the completion of the pre-IPO Fundraising; and

      "Warranties" means the Sterling Warranties and the FEC Warranties.

1.2   In this agreement, unless otherwise specified, reference to:

      (a)   a "subsidiary  undertaking"  is to be construed in  accordance  with section 258 of the Companies Act 1985 and a "subsidiary" or "holding company" is to be construed in accordance with section 736 of that Act;

      (b) a document in the "agreed terms" is a reference to that document in the form approved and for the purposes of identification signed by or on behalf of each party;

      (c)   "includes" and "including" shall mean including without limitation;

      (d) a "party" means a party to this agreement and includes its assignees (if any) and/or the successors in title to substantially the whole of its undertaking;

      (e) a "person" includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

      (f) a "statute" or "statutory instrument" or "accounting standard" or any of their provisions is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision as the same may have been amended or re- enacted before the date of this agreement;

      (g) "clauses", "paragraphs" or "schedules" are to clauses and paragraphs of and schedules to this agreement;

      (h) "(pound)" means pounds sterling, the lawful currency of the United Kingdom;

      (i) "writing" includes any methods of representing words in a legible form (other than writing on an electronic or visual display screen) or other writing in non-transitory form;

      (j) words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

      (k) any statute, statutory instrument, regulation, by-law or other requirement of English law and to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, procedure, court, official or any legal concept or doctrine or other expression shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English term;

      (l)   the time of day is reference to time in London, England.

1.3 The words and expressions defined in each of the schedules shall have the meanings set out therein.

1.4 Unless expressly stated to the contrary the obligations and liabilities of each of the parties under this agreement shall be several.

1.5 The recitals, the schedules and documents in the agreed terms form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires include references to the recitals, the schedules and documents in the agreed terms.

2.    TRANSACTIONS

2.1 Upon the terms and subject to the conditions set out in this agreement the parties have agreed to implement the Transactions as set out in this clause 2.

      Newco entities

2.2 In anticipation of this agreement Sterling has incorporated the following entities further details of which are set out in schedule 6:

      (a) Newco: such entity being a public limited company incorporated in England and Wales under the name "Sterling Philippines plc" with an authorised share capital of

            100,000,000 ordinary shares of 10p each and being a wholly owned subsidiary of Sterling Northwest Africa;

      (b) Holdco: such entity being a private limited company incorporated in Jersey under the name "Sterling Far East Holdings Limited" with an authorised share capital of [8,900,000] ordinary shares of (pound)1 each and being a wholly owned subsidiary of Newco;

      (c) SPV 1: such entity being a private limited company incorporated in Jersey under the name of "Sterling Gas Philippines Limited" with an authorised share capital of [2,600,000] ordinary shares of (pound)1 each and being a wholly owned subsidiary of Sterling Northwest Africa;

      (d) SPV 2: such entity being a private limited company incorporated in Jersey under the name of "Sterling Far East Limited" with an authorised share capital of [6,300,000] ordinary shares of (pound)1 each and being a wholly owned subsidiary of Holdco; and

      (e) SPV 3: such entity being a private limited company incorporated in Jersey under the name of "Sterling Resources Far East Limited" with an authorised share capital of 1,000 ordinary shares of (pound)1 each and being a wholly owned subsidiary of Holdco.

      Reed Bank Licence transfer

2.3   In anticipation of this agreement:

      (a) Sterling on 1 April 2005 via its wholly owned subsidiary Sterling Energy (UK) Limited entered into a Deed of Assignment with SPV 1 in respect of all of its rights, interest, obligations and liabilities in respect of the Reed Bank Licence in consideration for the sum of (pound)600,000.

      (b) On o April 2005 Sterling Northwest Africa entered into a share sale agreement with Holdco for the entire share capital of SPV 1 in consideration for the issue to Sterling Northwest Africa of [2,600,000] ordinary shares of 10p each in the capital of Holdco.

      (c) On o April 2005 Sterling Northwest Africa entered into a share sale agreement with Newco for the entire share capital of Holdco (not already held by Newco) in consideration for the issue to Sterling Northwest Africa of o ordinary shares of 10p each in the capital of Newco amounting to an aggregate of 28.6 per cent. of the issued share capital of Newco immediately following Completion (but before taking account of the effects of the pre-IPO Fundraising).

      FEC shareholder approvals

2.4 FEC has today despatched or undertakes today to despatch the FEC circular to its shareholders with a recommendation from the board of directors of FEC that FEC shareholders vote in favour of the resolutions to be proposed at the EGM convened for 18 May 2005 (being resolutions to approve inter alia the Transactions).

2.5 FEC has procured the signature of such number of voting agreements and irrevocable undertakings to vote in favour of the resolutions to be proposed at the EGM from its shareholders amounting to an aggregate of at least 66(2)/3 per cent. of the entire issued share capital of FEC. Each voting agreement and irrevocable undertaking is substantially in the form set out in schedule 4 to this agreement.

      FEI Share transfer

2.6 Conditional upon FEC Shareholder Approval, FEC on o o 2005 entered into the following agreements:

      (a) a share sale agreement between FEC, SPV 2 and Sterling in respect of the transfer of the FEI Shares to SPV2 the consideration for which is the issue to FEC of [6,300,000] ordinary shares of 10p each in the share capital of SPV 2.

      (b) conditional upon completion of the share sale referred to in clause 2.6(a) a share sale agreement between FEC, Holdco and Sterling in respect of the transfer by FEC of the 6,300,000 shares in SPV 2 to Holdco the consideration for which shall be the issue to FEC of [6,300,000] ordinary shares in Holdco; and

      (c) conditional upon completion of the share sale agreement referred to in clause 2.6(b) a share sale agreement between FEC, Newco and Sterling for the transfer by FEC of the ordinary shares it holds in Holdco to Newco the consideration for which is the issue to FEC of o ordinary shares in the capital of Newco amounting to an aggregate of
            71.4 per cent. of the share capital of Newco then in issue taking into account the shareholding of Sterling set out in clause 2.3 above (but before taking account of the effects of the pre-IPO Fundraising).

2.7 Subject always to FEC Shareholder Approval being obtained FEC undertakes to do all such things as may be reasonably necessary to ensure that the Nido and Matinloc Licences are either farmed-in by SPV 3, or entered into directly by SPV 3 including, without limitation, using its best endeavours to ensure that any option lawfully exercisable by FEC is exercised so that the Nido and Matinloc Licences are farmed-in by SPV 3. [To be updated if heads are signed - David Robinson to advise.]

      Pre-IPO Fundraising and Admission

2.8 Each of Sterling, FEC and Newco hereby severally undertakes to use their respective reasonable endeavours to do all such things as may be reasonably necessary and are reasonably within their power to assist Noble in respect of the pre-IPO Fundraising.

2.9 In addition Sterling, FEC and Newco each severally undertakes to use all reasonable endeavours to do all such things and acts as Noble considers reasonably necessary to procure Admission by no later than 15 July 2005 (or such later date as may be agreed in writing by each of the parties to this agreement) including entering into the Placing Agreement and taking all steps reasonably within its power to ensure the Warranties set out in part 1 of schedule 2 to the Placing Agreement can be given in accordance with the provisions of clause 10 of the Placing Agreement without breach and that no claim will arise under clause 11 of the Placing Agreement.

3.    CONDITIONS

3.1 The parties hereby agree that Completion shall be conditional upon the despatch of the FEC Circular by 22 April 2005 and FEC Shareholder Approval being obtained by no later than 18 May 2005.

3.2 The parties may by notice in writing to each other party waive either of the conditions in whole or in part.

3.3 Each of the parties undertakes to use their reasonable endeavours (so far as they are each reasonably able) to procure the fulfilment of the conditions set out in clause 3.1 by 18 May 2005.

..4 If both of the conditions have not been fulfilled or waived by 18 May 2005 this agreement shall terminate with effect from that date.

3.5 If this agreement terminates in accordance with clause 3.4 then the obligations of the parties shall automatically terminate save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist including those under clauses 7 and 9 to 16 (inclusive).

3.6 Each party shall keep the others promptly advised of the progress towards the satisfaction of its obligations under clause 3.3 (and vice versa).

4.    PERIOD TO COMPLETION

4.1 Throughout the period from the date of this agreement until Completion Sterling shall:

      (a) take all necessary steps to preserve and maintain SPV 1's interest in the Reed Bank Licence and to operate it in accordance with its terms;

      (b) keep FEC informed of all material acts, matters or things relating to the Reed Bank Licence, or any operations carried out thereunder;

      (c) operate in its usual course and in such a manner so as to ensure that no act or event shall occur prior to Completion that could reasonably be expected to result in a breach of the Sterling
            Warranties and procure so far as it is able that each of Newco, Holdco, SPV1, SPV2 and SPV3 operate their businesses and incur expenditure only in the usual course and in accordance with the terms of, or as contemplated by this agreement and shall keep FEC informed of all such activities in relation thereto;

      (d) procure so far as it is able that each of Newco, Holdco, SPV 1, SPV 2 and SPV 3 operate their businesses and incur expenditure only in accordance with the terms of, or as contemplated by this agreement and shall keep FEC informed of all such activities in relation thereto; and

      (e) without limiting the generality of clause 4.1(c) Sterling undertakes it will advance to SPV 1 on the terms of the loan agreement set out in schedule 7 such sums (not exceeding (pound)o) as SPV 1 may be required to pay on or before 24 May 2005 in respect of commitments entered into by SPV 1 in connection with the Reed Bank Licence or its branch office registration in the Republic of the Philippines (or such other expenditure as Sterling shall agree). Sterling's obligation to make any such advances shall cease on 24 May 2005.

4.2 Throughout the period from the date of this agreement until Completion FEC shall:

      (a) take all necessary steps and procure that FEI preserves and maintains its interests in the FEI Licences and operates them in accordance with their terms;

      (b) keep Sterling informed of all material acts, matters or things relating to the FEI Shares, the FEI Licences and the Nido and Matinloc Licences or any operation carried out thereunder;

      (c) procure so far as it is able that FEI operates its business and incurs expenditure only in accordance with the terms of, or as contemplated by this agreement and shall keep Sterling informed of all such activities in relation thereto; and

      (d) operate in its usual course and procure (so far as it is able) that FEI operates in the usual course and in such a manner so as to ensure that no act or event shall occur prior to Completion which could reasonably be expected to result in a breach of the FEC Warranties including and without limiting the foregoing paying all sums payable in so operating the business of FEI to the extent FEI does not or is not able to do so.

4.3 Immediately after receipt of funds referred to in clause 4.6 the parties shall procure (so far as each of them is able) that Newco applies such of the funds from the pre-IPO Fundraising as follows :

      (a) in accordance with the cashflow forecast for Newco and [memorandum in respect thereof prepared by KPMG LLP each] in the agreed terms in repayment of all sums advanced by Sterling pursuant to clause 4.1(e);

      (b)   in repayment of any sums paid by FEC pursuant to clause 4.2(d);

      (c) in payment to Sterling of the sum of (pound)o being the agreed sum payable in respect of sums paid by Sterling on behalf of SPV 1 in the period from 1 February 2005 to the date hereof; and

      (d) (pound)o being the agreed sum payable in respect of sums paid by FEC on behalf of FEI in the period from 1 February 2005 to the date hereof.

4.4   If at any time prior to Completion:

      (a) Sterling is in material breach of any of the Sterling Warranties or its obligations hereunder; or

      (b) there shall occur any act or event which upon Completion would or might reasonably be expected to result in a material breach of any of the Sterling Warranties were they repeated at such time;

      which in any such case is incapable of remedy or, if capable of remedy (before Completion), is not remedied by Sterling within seven days after notice thereof from FEC or Newco requiring the same to be remedied (before Completion) then in any such case FEC or Newco shall be entitled to elect by notice in writing to terminate this agreement save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist including those under clauses 7 and 9 to 16 (inclusive).

4.5   If at any time prior to Completion:

      (a) FEC is in material breach of any of the FEC Warranties or its obligations hereunder; or

      (b) there shall occur any act or event which immediately prior to Completion would, or might reasonably be expected to result in a material breach of any of the FEC Warranties were they repeated immediately at such time; or

      which in any such case is incapable of remedy or, if capable of remedy (before Completion), is not remedied by FEC within seven days after notice thereof from Sterling or Newco requiring the same to be remedied (before Completion) then in any such case Sterling or Newco shall be entitled to elect by notice in writing to FEC to terminate this agreement save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist including those under clauses 7 and 9 to 16 (inclusive).

4.6 If in the event that the funds raised by Noble on behalf of Newco pursuant to the pre-IPO Fundraising have not been credited to the account of Newco by 5 p.m. on 24 May 2005 (or such later date as the parties may agree) then this agreement shall terminate with immediate effect save that the rights and liabilities of the parties which have accrued prior to termination shall continue to subsist including those under clause 7 and 9 to 16 (inclusive).

4.7 Upon Completion each of the parties shall procure that the existing directors of Newco shall resign and that the following appointments to the board of Newco be made:

      Alan Henderson              Non-executive Chairman
      David Robinson              Chief Executive Officer
      David Thompson              Chief Financial Officer
      Harry Wilson                Non-executive director
      Graeme Thomson              Non-executive director
      Barry Stansfield            Non-executive director
      Ian Baron                   Non-Executive Director

      Each of the parties shall procure that where such appointments have not already occurred that upon their appointment the above directors enter into a service agreement or letter of appointment each in the agreed terms with Newco.

4.8 Upon Completion Sterling will enter into a services agreement, in the agreed terms, in respect of the provision of technical advice in respect of the Licences to be provided by Sterling to Newco in accordance with the requirements of the DOE.

5.    WARRANTIES

5.1 Sterling warrants with FEC and Newco in the terms of the Sterling Warranties. The Sterling Warranties shall be deemed to have been repeated immediately prior to Completion by reference to the facts and circumstances then subsisting.

5.2 FEC warrants with Sterling and Newco in the terms of the FEC Warranties. The FEC Warranties shall be deemed to have been repeated immediately prior to Completion by reference to the facts and circumstances then subsisting.

5.3 Each of the Warranties shall be construed as a separate warranty, and (unless expressly provided to the contrary) shall not be limited by the terms of any of the other Warranties or by any other term of this agreement.

5.4 The liability of Sterling under the Sterling Warranties and of FEC under the FEC Warranties shall be limited if and to the extent that the limitations referred to in schedule 5 apply.

5.5 Each of Sterling and FEC warrants, to the other and to Newco that they are not aware of any fact, matter, event or circumstance which does, or would, or might constitute a breach of Warranty as at the date of this Agreement.

6.    UNDERTAKINGS

6.1 Each party undertakes that it will not during the term of this agreement or at any time thereafter use, divulge or communicate to any person, except its professional representatives or advisers or as may be required by law or any legal or regulatory authority, any Confidential Information concerning the other party which may have or may in future come to its knowledge and each of the parties shall use its reasonable endeavours to prevent the publication or disclosure of any Confidential Information.

6.2 In consideration of the Newco Group acquiring the FEI Shares and the Reed Bank Licence pursuant to the arrangements referred to in clause 2 above and in order to assure to the Newco Group the full benefit of the FEI Shares and the Reed Bank Licence, FEC and Sterling each severally undertake to Newco that neither it nor any of its subsidiaries or any
      holding  company  of  any  such  subsidiary   shall  either  alone  or  in
      conjunction with any other person do or actively encourage or intentionally assist any other person to do any of the following things except with the prior written consent of Newco (such consent not to be unreasonably withheld):

      (a) within [three] years after Completion carry on or be engaged, concerned or interested in (except as the holder of shares in a listed company which confer not more than three per cent. of the votes which could normally be cast at a general meeting of that company) any business whose sole or a material part of whose business is the exploration and/or development of oil, gas and/or coal assets in the Republic of the Philippines; and

      (b) within [three] years after Completion solicit or seek to entice away any employee from the employment of the Newco Group.

      Each undertaking contained in this clause 6.2 shall be construed as a separate and independent undertaking.

6.3 FEC undertakes to Newco that it will take no action that would or might reasonably be expected to cause Newco at any time (including for the avoidance of doubt, upon the sale of any shares in Newco) to either become a reporting issuer or become subject to any registration requirements or reporting obligations pursuant to any US federal securities laws, rules or regulations or any Canadian securities laws, rules or regulations.

7.    ANNOUNCEMENTS

7.1 No party shall disclose the making of this agreement nor its terms (except those matters set out in the press releases of FEC and Sterling in the agreed form) and each party shall procure that each of its Related Persons shall not make any such disclosure without the prior consent of the other party unless disclosure is:

      (a)   to its professional advisers; or

      (b) required by law or the rules or standards of the London Stock Exchange or any other regulatory body and disclosure shall then only be made by that party after it has taken all such steps as may be reasonable in the circumstances to agree the contents of such announcement with the other party before making such announcement and provided that any such announcement shall be made only after notice to the other party/parties.

7.2 The restrictions contained in clause 7.1 shall apply without limit of time and whether or not this agreement is terminated.

8.    COSTS

      Save as expressly otherwise provided in this agreement Newco shall bear all legal, accountancy and other costs, charges and expenses connected with the Transactions and as contemplated by this agreement.

9.    ENTIRE AGREEMENT

      Each party on behalf of itself and as agent for each of its Related Persons acknowledges and agrees with the other party (each such party acting on behalf of itself and as agent for each of its Related Persons) that:

      (a) this agreement, together with those documents included in the schedules or otherwise referred to as being in the agreed terms constitutes the entire and only agreement between the parties and their respective Related Persons relating to the subject matter of this agreement;

      (b) neither party nor any of its Related Persons have been induced to enter into this agreement in reliance upon, nor have they been given, any warranty, representations, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in this agreement and, to the extent that any of them have been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto;

      provided that the provisions of this clause 9 shall not exclude any liability which any of the parties or, where appropriate, their Related Persons would otherwise have to any other party or, where appropriate, to any other party's Related Persons or any right which any of them may have to rescind this agreement in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

10.   VARIATIONS

      This agreement may be varied only by a document signed by each of Sterling, Newco and FEC.

11.   WAIVER

11.1 A waiver of any term, provision or condition of, or consent granted under, this agreement shall be effective only if given in writing and signed by the waiving or consenting party and then only in the instance and for the purpose for which it is given.

11.2 No failure or delay on the part of any party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11.3 The rights and remedies herein provided are cumulative with and not exclusive of any rights or remedies provided by law.

12.   INVALIDITY

      If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

      (a) the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

      (b) the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

      shall not be affected or impaired in any way.

13.   NOTICES

13.1 Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing and shall be delivered personally or sent by fax or prepaid first class post (air mail if posted to or from a place outside the United Kingdom):

      In the case of the FEC to:
      The Continental Building
      25 Charles Street
      Hamilton HM12
      Bermuda
      Fax:                                          001 44 1 29 23 623
      Attention:                                    David Thompson

      In the case of Sterling to:
      Mardall House
      7-9 Vaughan Road
      Harpenden
      Herts
      AL5 4HU
      Fax:                                          01582 462161
      Attention:                                    Graeme Thomson

      In the case of Newco to:
      Mardall House
      7-9 Vaughan Road
      Harpenden
      Herts
      AL5 4HU
      Fax:                                          01582 462161
      Attention:                                    Graeme Thomson

      and shall be deemed to have been duly given or made as follows:

      (a) if personally delivered, upon delivery at the address of the relevant party;

      (b) if sent by first class post, two Business Days after the date of posting;

      (c)   if sent by air mail,  five  Business Days after the date of posting;
            and

      (d)   if sent by fax, when despatched;

      provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made outside 9.00 a.m. to 5.00 p.m. on a Business Day such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.

13.2 A party may notify the other party to this agreement of a change to its name, relevant addressee, address or fax number for the purposes of clause
      13.1 provided that such notification shall only be effective on:

      (a) the date specified in the notification as the date on which the change is to take place; or

      (b) if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

14.   COUNTERPARTS

      This agreement may be executed in any number of counterparts which together shall constitute one agreement. Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all parties.

15.   THIRD PARTY RIGHTS

15.1 No provision of this agreement or any side agreement shall be construed as creating any rights enforceable by any party not a party to this agreement (a "Third Party"). The Contracts (Rights of Third Parties) Act 1999 shall therefore not apply to this agreement or any side agreement and this agreement and any side agreement may be rescinded or varied without the consent of a Third Party.

16.   GOVERNING LAW AND JURISDICTION

16.1 This agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of in any way relating to this agreement or its formation) shall be governed by and construed in accordance with English law.

16.2 Each of the parties to this agreement irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this agreement (respectively, "Proceedings" and "Disputes") and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.

16.3 Each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum for any such Proceedings or Disputes and further irrevocably agrees that a judgment in any Proceedings or Disputes brought in any court referred to in this clause 16 shall be conclusive and binding upon the parties and may be enforced in the courts of any other jurisdiction.

16.4 Without prejudice to any other permitted mode of service the parties agree that service of any claim form, notice or other document ("Documents") for the purpose of any Proceedings begun in England shall be duly served upon it if delivered personally or sent by registered post, in the case of:

      (a) Sterling to Mardall House, 7-9 Vaughan Road, Harpenden, Herts AL5 4HU (marked for the attention of Graeme Thomson) and

      (b) FEC to The Continental Building, 25 Charles Street, Hamilton HM12, Bermuda (marked for the attention of David Thompson) or such other person and address in England and/or Wales as Sterling shall notify the FEC in writing or vice versa from time to time.

IN WITNESS whereof this agreement has been executed on the date first above written.

                                   SCHEDULE 1

                                 Structure paper

                              INTENTIONALLY OMITTED

                                   SCHEDULE 2

                                  FEC Circular

                              INTENTIONALLY OMITTED

                                   SCHEDULE 3

                                     PART A

                               Sterling Warranties

In this part A of this schedule 3 the following words have the following meanings unless the context otherwise requires:

"Company" means Sterling Energy (UK) Limited;

"Intellectual Property" means all rights in or in relation to any and all patents, utility models trade and service marks, rights in designs, get-up, trade, business or domain names, copyrights, topography rights (whether registered or not and any applications to register or rights to apply for registration of any of the foregoing), rights in inventions, Knowhow, trade secrets and other confidential information, rights in databases and all other intellectual property rights of a similar or corresponding character which may now or in the future subsist in any part of the world and any rights to receive any remuneration in respect of such rights;

"Knowhow" means confidential or proprietary industrial, technical or commercial information and techniques in any form (including paper, electronically stored data, magnetic media, files and microfilm) including, without limitation, drawings, data relating to inventions, formulae, test results, reports, research reports, project reports and testing procedures, shop practices, instruction and training manuals, market forecasts, specifications, quotations, lists and particulars of customers and suppliers, marketing methods and procedures, show-how and advertising copy; and

"Licence" means the Reed Bank Licence;

"Petroleum" has the meaning given in the Petroleum Act 1988.

1.    CAPACITY

1.1   Status and Position

      The Company, and Sterling are limited liability companies, duly incorporated and subsisting under the laws of England and are not in liquidation, administration or administrative receivership, nor has any resolution been passed by the shareholders or creditors to put either the Company or Sterling into liquidation, administration or administrative receivership.

1.2   Powers and Authority

      The Company and Sterling have all requisite corporate power to enter into and perform this agreement and the transactions and matters contemplated thereby and have each taken all necessary action to authorise the entry into and performance of this agreement and the transactions and matters contemplated thereby.

1.3   Validity

      Each of the obligations expressed to be assumed by the Company, Newco and Sterling under this agreement and any agreement hereby contemplated constitutes a valid and binding obligation of the Company, Newco and Sterling respectively.

1.4   Newco Group

      (a) Schedule 6 contains true and accurate details of all Group Companies and is not misleading because of any omission.

      (b) Apart from this agreement, there is no agreement, arrangement or commitment outstanding which calls for the allotment, issue or transfer of, or accords to any person the right to call for the allotment, issue or transfer of, any shares or loan capital of any Group Company.

      (c) Save in respect of SPV 1 which has applied for branch registration in the Republic of the Philippines, no Group Company resides, operates or has any branch, agency, place of business or establishment outside Jersey.

      (d) Each Group Company is incorporated and validly subsisting under the laws of its country of incorporation and is licensed or qualified to do business as contemplated to be carried on by them under this agreement under the laws of that country.

      (e) Each Group Company has full corporate power to carry on its business and to own and operate its assets, properties and business as contemplated to be carried on by them under this agreement.

      (f)   Newco owns the entire issued share capital of Holdco.

      (g) Holdco owns the entire issued share capital of each of SPV 1, SPV 2 and SPV 3.

      (h)   No Group Company has ever traded save in respect of the Licence.

      (i) No Group Company has any assets or liabilities save for its share capital as set out in schedule 6.

      (j) The statutory books of each Group Company are up-to-date, in Newco's possession and are true and complete in accordance with the laws of Jersey.

      (k) All resolutions, annual returns and other documents required to be delivered to the Registrar of Companies (or the relevant company registry of other corporate authority of Jersey) have been properly prepared and filed and are true and complete.

      (l) True, accurate and complete copies of the documents referred to in paragraph (j) and (k) (including all resolutions of the board of directors and shareholders of each Group Company) have been delivered to FEC and Noble (on behalf of Newco).

2.    THE LICENCE

2.1   Ownership

      (a) The Company is the legal and beneficial owner of the Licence and all property, rights and interests attributable thereto.

      (b) The Company is able freely to dispose of the Licence and all Petroleum attributable or which may become attributable to the Licence.

2.2      Licence documents

      (a) The Licence is in full force and effect and neither the Company nor (so far as Sterling and the Company are aware), any other party to the Licence is in breach of its obligations under it in any material respect.

      (b) No act or omission by the Company nor (so far as Sterling and the Company are aware), any other party to the Licence has occurred or is about to occur which would entitle the DOE to revoke the Licence.

      (c) The Licence has not been, or is not in the course of being surrendered in whole or in part.

      (d) All obligations and liabilities required to be performed by the Company pursuant to the Licence have been duly performed and all cash calls, required expenditure and other expense due and payable by the Company as at the date of this agreement have been paid in full.

      (e) The DOE have not given any indication of any intention to require any works to be carried out in excess of or different from that referred to in the Licence or in any existing development programme or to call for the submission of a further development programme in respect of the Licence.

      (f) All permits, licences, consents, approvals, agreements and certificates required for the carrying out of operations under the Licence have been obtained and complied with and are in full force and effect and there are no circumstances indicating that any of those permits, licences, consents, approvals, agreements or certificates may be suspended, threatened, revoked or not renewed or which may prevent or materially delay the obtaining of any further permits, licences, consents, approvals, agreements or certificates which are necessary for further planned operations under the Licence.

2.3   Abandonment

      (a) So far as Sterling and the Company are aware, all wells which have been completed in the area covered by the Licence have been plugged and abandoned in accordance with good and prudent oil field practice and in compliance with all requirements under law and the Licence.

      (b) No payments have been made to the Company in respect of or on account of or by way of provision (other than accounting provision) for any future abandonment obligations relating to the Licence.

2.4   Information

      (a) The Company has in its possession or has access to all material data and information relating to the Licence.

      (b) All material data and information relating to the Licence including, without limitation, all information relating to the Newco Group and all requirements and future obligations under the Licence (whether to incur expenditure or otherwise) has been provided to FEC and Noble (on behalf of Newco) and all such information provided is true and accurate and not misleading.

2.5   Insurance

      (a)   Policies

      A list of each current insurance and indemnity policy in respect of which the Company has an interest (together the "Policies") has been disclosed to FEC. Each of the Policies is valid and enforceable and is not void or voidable. So far as Sterling and the Company are aware there are no circumstances which might make any of the Policies void or voidable or enable any insurer to refuse payment of any claim under the Policies.

      (b)   Claims

      No claim is outstanding under any of the Policies and so far as Sterling and the Company are aware no matter exists which might give rise to a claim under any of the Policies.

2.6   Litigation

      The Company is not party to any litigation or arbitration or administrative proceedings or to any dispute in relation to the Licence and neither Sterling nor the Company are aware of any circumstances likely to give rise to any such proceedings or dispute.

2.7   Intellectual Property

      (a)   Ownership and Validity

            (i) The Company is the sole and absolute legal and beneficial owner of all Intellectual Property used by it in respect of the Licence and where appropriate such Intellectual Property is registered or registration is applied for in the name of the Company.

            (ii)  The  Intellectual  Property  used by the Company in respect of the  Licence  is free  from  Encumbrances  and is  subsisting, valid, exercisable and enforceable and there are no allegations to the contrary.

      (b)   Confidentiality

      No information by the Company or Sterling in respect of the Licence is subject to any confidentiality or other agreement or restriction on its use and disclosure and there is no actual or potential breach of any such agreement or restriction.

2.8   Environment

      The Company is and always has been in compliance with Environmental Laws and has obtained and is holding and has complied and is complying with all Environmental Permits which it is required to hold under Environmental Laws for the operation of its business and there are in relation to the Company and the Licence no past or present events, conditions, circumstances, activities, practices, or incidents which materially interfere with or prevent compliance with Environmental Laws or Environmental Permits or which have given rise to or are likely to give rise to any liability under Environmental Laws.

2.9   Placing Agreement

      In relation to the warranties set out in part 1 of schedule 2 of the Placing Agreement (save for those warranties at clauses 3, 4 and 10 therein) (the "General Placing Warranties"), Sterling hereby confirms that:

      (a) there would be no breach of the General Placing Warranties if given on the date hereof by reference to the facts and circumstances applying at such date and as if references therein to the Admission Document were to the Pre-IPO Information Memorandum and references to other documents and reports were to the most recent versions of such documents and reports on the date hereof;

      (b) there would be no breach of clause 11 of the Placing Agreement on the same basis as set out in paragraph (a) above; and

      (c) it has no reason to believe that it will not be able to enter into the Placing Agreement and to give the warranties and indemnities thereunder.


                                       21

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

                                     PART B

                                 FEC Warranties

In this part B of this schedule 3 the following words have the following meanings, unless the context otherwise requires:

"Accounts" means the audited financial statements of the Company, comprising the balance sheet of the Company, the consolidated balance sheet, profit and loss account and cash flow statement of FEC together in each case with the notes thereon, directors' report and auditors' report, as at and for the financial period ended on the Accounts Date.

"Accounts Date" means 31 December 2004;

"Company" means FEI;

"Environmental Laws" means all international, EU, national, federal, state or local statutes, bylaws, orders, regulations or other law or subordinate legislation or common law, all orders, ordinances, decrees or regulatory codes of practice, circulars, guidance notes, agreements with regulators or industry bodies, and equivalent controls concerning the protection of human health or which have as a purpose or effect the protection or prevention of harm to the Environment or health and safety which are binding in relation to the Licences and/or upon the Company in the relevant jurisdiction in which the Company has been or is operating (including by the export of its products, or its waste thereto) on or before Completion;

"Environmental Permits" means any licence, approval, authorisation, permission, waiver, order or exemption issued or granted under Environmental Law;

"Intellectual Property" means all rights in or in relation to any and all patents, utility models trade and service marks, rights in designs, get-up, trade, business or domain names, copyrights, topography rights (whether registered or not and any applications to register or rights to apply for registration of any of the foregoing), rights in inventions, Knowhow, trade secrets and other confidential information, rights in databases and all other intellectual property rights of a similar or corresponding character which may now or in the future subsist in any part of the world and any rights to receive any remuneration in respect of such rights;

"Knowhow" means confidential or proprietary industrial, technical or commercial information and techniques in any form (including paper, electronically stored data, magnetic media, files and microfilm) including, without limitation, drawings, data relating to inventions, formulae, test results, reports, research reports, project reports and testing procedures, shop practices, instruction and training manuals, market forecasts, specifications, quotations, lists and particulars of customers and suppliers, marketing methods and procedures, show-how and advertising copy;

"Petroleum" has the meaning given in the Petroleum Act 1988;

"Tax" or "Taxation" means any tax, and any duty, contribution, impost, withholding, levy or charge in the nature of tax, whether domestic or foreign, and any fine, penalty, surcharge or interest connected therewith and includes corporation tax, income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment), national insurance and social security contributions, capital gains tax, inheritance tax, value added tax, customs excise and import duties, stamp duty, stamp duty reserve tax, stamp duty land tax, insurance premium tax, air passenger duty, rates and water rates, land fill tax, petroleum revenue tax, advance petroleum revenue tax, gas levy, climate change levy and any other payment whatsoever which any person is or may be or become bound to make to any person and which is or purports to be in the nature of taxation;

"Taxation Authority" means any local, municipal, governmental, state, federal or fiscal, revenue, customs or excise authority, body, agency or official anywhere in the world having or purporting to have power or authority in relation to Tax including the Inland Revenue and HM Customs and Excise; and

"Taxation   Statutes"  means  all  statutes,   statutory   instruments,   orders
enactments, laws, by-laws, directives and regulations, whether domestic or foreign decrees, providing for or imposing any Tax.

1.    THE COMPANY AND THE FEI SHARES AND THE SUBSIDIARIES

1.1   The FEI Shares

      (a) FEC is the only legal and beneficial owner of the FEI Shares and will have the right and power to sell and transfer or procure the transfer of all of the FEI Shares in accordance with the provisions of this agreement.

      (b) Save for the shares held by FPI being 62,500,000 ordinary shares each the Company has not allotted any shares other than the FEI Shares and the FEI Shares are fully paid or credited as fully paid.

      (c) There is no Encumbrance in relation to any of the FEI Shares or unissued shares in the capital of the Company and other than this agreement, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, sale, transfer, redemption or repayment of, a share in the capital of the Company (including an option or right of pre-emption or conversion).

1.2 The Company does not own any shares or stock in the capital of nor does it have any beneficial or other interest in any company or business organisation of whatever nature.

2.    ACCOUNTS

      2.1   General

      (a) The Accounts show a true and fair view of the assets, liabilities (including all contingent or deferred liability to Tax), financial position and state of affairs at the Accounts Date.

      (b) The Accounts have been prepared and audited in accordance with the standards, principles and practices specified on the face of the Accounts applied on a consistent basis and subject thereto in accordance with the law and Generally Accepted Accounting Standards, Principles and Policies in Canada consistently applied.

      (c) The Accounts have been prepared on a basis consistent with the basis upon which all audited accounts of the Company have been prepared in respect of the three years before the Accounts Date.

2.2   Off Balance Sheet Financing

      No member of the FEC group is  engaged  in any  financing  (including  the incurring of any borrowing or any indebtedness in the nature of acceptances or acceptance credits) of a type which would not be required to be shown or reflected in the Accounts.

2.3   Accounting and Other Records

      (a) The books of account and all other records of the Company (including any which it may be obliged to produce under any contract now in force) are up-to-date, in its possession and are true and complete in accordance with the law and applicable standards, principles and practices generally accepted in the Republic of the Philippines.

      (b) All deeds and documents (properly stamped where stamping is necessary for enforcement thereof) belonging to the Company or which ought to be in the possession of the Company are in the possession of the Company.

3.    CHANGES SINCE THE ACCOUNTS DATE

      Since the Accounts Date:

      (a) the Company has carried on its business prudently and in the ordinary and usual course and so as to maintain the business as a going concern;

      (b) there has been no material adverse change in the financial or trading position or prospects of the Company; and

      (c) there has been no material reduction in the value of those fixed assets specified in the Accounts, to the extent still owned by the Company.

4.    ASSETS

4.1   Title

      There are no Encumbrances, over any part of the Company's undertaking or assets necessary for the operation of its business as currently conducted (tangible or intangible) and each such asset is:

      (a)   legally and beneficially owned by the Company; and

      (b)   where capable of possession, in the possession of the Company;

      and without limitation no rights (other than rights as shareholders in the Company) relating to the business of the Company are owned or otherwise enjoyed by or on behalf of any member of the FEC Group.

4.2   Ownership

      (a) The Company is the legal and beneficial owner of the FEI Licences and all property, rights and interests attributable to those licences.

      (b) The Company is able freely to dispose of the FEI Licences and all Petroleum attributable or which may become attributable to the FEI Licences.

      (c) Save for the Nido and Matinloc Licences the FEI Licences are all of the permits, licences, consents or authorisations held or obtained by the Company pursuant to which the Company has rights to explore, search for, bore for, get, produce or develop Petroleum and the Company has not by itself or with any other party, made any application for any other such permit, licence, consent or authorisation which application is still outstanding.

4.3   Licence documents

      (a) The FEI Licences are in full force and effect and neither the Company nor (so far as FEC and the Company are aware) any other party to the Licences is in breach of its obligations under any of them in any material respect.

      (b) No act or omission by the Company nor, so far as FEC is aware, by any other party to any of the FEI Licences has occurred or is about to occur which would entitle the DOE to revoke any of the FEI Licences.

      (c) All obligations and liabilities required to be performed by the Company pursuant to the FEI Licences have been duly performed and all cash calls required expenditure and other expenses due and payable by the Company as at the date of this agreement have been paid in full.

      (d) The DOE have not given any indication of any intention to require any works to be carried out in excess of or different from that referred to in the FEI Licences or in any existing development programme or to call for the submission of a further development programme in respect of any licence.

      (e) All permits, licences, consents, approvals, agreements and certificates required for the carrying out of operations under the FEI Licences have been obtained and complied with and are in full force and effect and there are no circumstances indicating that any of those permits, licences, consents, approvals, agreements or certificates may be suspended, threatened, revoked or not renewed or which may prevent or materially delay the obtaining of any further permits, licences, consents, approvals, agreements or certificates which are necessary for further planned operations under the Licences.

4.4   Abandonment

      (a) So far as FEC is aware, all wells which have been completed in the areas of the FEI Licences have been plugged and abandoned in accordance with good and prudent oil field practice and in compliance with all requirements under law and the relevant FEI Licence.

      (b) No payments have been made by the Company in respect of or on account of or by way of provision (other than accounting provision) for any future abandonment obligations relating to any of the Licences.

4.5   Information

      (a) The Company has in its possession or has access to all material data and information relating to the FEI Licences.

      (b) All material data and information relating to the FEI Licences including, without limitation, all requirements and future obligations under the FEI Licences (whether to incur expenditure or otherwise) has been provided to Sterling and Noble (on behalf of Newco) and all such information provided is true and accurate and not misleading.

4.6   Litigation

      The Company is not a party to any litigation or arbitration or administrative proceedings or to any dispute in relation to the FEI Licences and FEC is not aware of any circumstances likely to give rise to any such proceedings or dispute.

5.    INTELLECTUAL PROPERTY

5.1   Ownership and Validity

      (a) The Company is the sole and absolute legal and beneficial owner of all Intellectual Property used by it in its business and where appropriate such Intellectual Property is registered or registration is applied for in the name of the Company.

      (b) The Intellectual Property used by the Company in its business is free from Encumbrances and is subsisting, valid, exercisable and enforceable and there are no allegations to the contrary.

5.2   Confidentiality

      No  information  used in the  business  of the  Company  is subject to any confidentiality or other agreement or restriction on its use and disclosure and there is no actual or potential breach of any such agreement or restriction.

6.    EFFECT OF SALE

6.1 Neither the execution nor performance of this agreement or any document to be executed pursuant thereto will:

      (a) result in the Company losing the benefit of an asset, licence, grant, subsidy, right or privilege which it enjoys at the date of this agreement in any jurisdiction; or

      (b) conflict with, or result in a breach of, or give rise to an event of default under, or require the consent of a person under, or enable a person to terminate, or relieve a person from an obligation under, an agreement, arrangement or obligation to which the Company is a party or a legal or administrative requirement in any jurisdiction.

7.    CONSTITUTION

7.1   Statutory Books and Filings

      (a) The statutory books of the Company are up-to-date, in its possession and are true and complete in accordance with the law.

      (b) All resolutions, annual returns and other documents required to be delivered to the Registrar of Companies (or other relevant company registry or other corporate authority in any jurisdiction) have been properly prepared and filed and are true and complete.

8.    INSURANCE

8.1   Policies

      A list of each current insurance and indemnity policy in respect of which the Company has an interest (together the "Policies") has been disclosed to Sterling. Each of the Policies is valid and enforceable and is not void or voidable. So far as FEC is aware there are no circumstances which might make any of the Policies void or voidable or enable any insurer to refuse payment of any claim under the Policies.

8.2   Claims

      No claim is outstanding under any of the Policies and so far as FEC is aware no matter exists which might give rise to a claim under any of the Policies.

9.    LIABILITIES

9.1   Debts owed by the Company

      (a) The Company does not have outstanding any borrowing or indebtedness in the nature of borrowing (including, without limitation, any indebtedness for moneys borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, finance lease, hire purchase agreement, trade bills (other than those on terms normally obtained), forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing) and whether or not of a type which would be required to be shown or reflected in the Accounts.

      (b) The Company has not received any notice to repay under any agreement relating to any borrowing or indebtedness in the nature of borrowing which is repayable on demand.

      (c) There has not occurred any event of default or any other event or circumstance which would entitle any person to call for early repayment under any agreement relating to any borrowing or indebtedness of the Company or to enforce any security given by the Company.

9.2   Guarantees and Indemnities

      (a) The Company is not a party to and is not liable (including contingently) under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person's obligation.

      (b) No part of the loan capital, borrowing or indebtedness in the nature of borrowing of the Company is dependent on the guarantee or indemnity of, or security provided by, another person.

10.   ENVIRONMENT

10.1 The Company is and always has been in compliance with Environmental Laws and has obtained and is holding and has complied and is complying with all Environmental Permits which it is required to hold under Environmental Laws for the operation of its business and there are in relation to the
      Company and the Licences no past or present events, conditions, circumstances, activities, practices, or incidents which materially interfere with or prevent compliance with Environmental Laws or Environmental Permits or which have given rise to or are likely to give rise to any liability under Environmental Laws.

11.   TAXATION

11.1  Returns

      The Company has complied in full with all its duties under all taxation statutes and has kept all records, made all returns and supplied all information and given all notices to the relevant Taxation Authority as reasonably requested or required by law within any requisite period and all such returns and information and notices and any statements or disclosures made to any Taxation Authority are correct and accurate in all respects and are not the subject of any dispute and so far as FEC is aware there are no facts or circumstances likely to give rise to or be the subject of any such dispute.

11.2  Clearances

      No action has been taken by the Company in respect of which any consent or clearance from the relevant Taxation Authority was required save in circumstances where such consent or clearance was validly obtained, and where any conditions attaching thereto were and will, immediately following completion, continue to be met.

11.3  Payment of Tax

      The Company has duly and punctually paid all Tax to the extent that the same ought to have been paid and is not liable nor has it within three years prior to the date hereof been liable to pay any penalty or interest in connection therewith.

11.4  Withholdings

      The Company has duly and punctually complied with its obligations to deduct, withhold or retain amounts of or on account of Tax from any payments made by it and to account for such amounts to the relevant Taxation Authority and has complied with all its reporting obligations to the relevant Taxation Authority in connection with any such payments made.

11.5  Provision for Tax in the pre-IPO Information Memorandum

      The pre-IPO Information Memorandum makes full provision or reserve in respect of any period ended on or before the Accounts Date for all Tax assessed or liable to be assessed on the Company or for which it is accountable at the Accounts Date whether or not the Company has or may have any right of reimbursement against any other person and full provision has been made and shown in the pre-IPO Information Memorandum for deferred taxation in accordance with generally accepted accounting principles.

11.6  Post-Accounts Date Events

      Since the Accounts Date, save as set out, described or provided for in the pre-IPO

      Information Memorandum:

      (a) the Company has not been involved in any transaction which has given, may give or would, but for the availability of any relief, give rise to any Tax other than in respect of actual income earned by the Company in the course of its trade;

      (b) the Company has not made any payment of a revenue nature (or incurred any liability to make any such payment) which could be disallowed as a deduction in computing the taxable profits of the Company or as a charge on the Company's income. The Company has not been involved in any transaction other than on arm's length terms; and

      (c) no disposal has taken place or other event occurred such that the Company would be required to bring a disposal value into account or such that a chargeable gain could or would accrue to the Company.

11.7  Company Residence

      The Company has always been resident in the territory in which it was incorporated and has never been resident in any other territory or treated as so resident for the purposes of any double Tax agreement nor does the Company have a permanent establishment or other taxable presence in any jurisdiction other than that in which it was incorporated.

12.   PLACING AGREEMENT

      In relation to the warranties set out in part 1 of schedule 2 to Placing Agreement (save for those warranties at clauses 3, 4 and 10 therein) (the "General Placing Warranties"), FEC hereby confirms that:

      (a) there would be no breach of the General Placing Warranties if given on the date hereof by reference to the facts and circumstances applying at such date and as if references therein to the Admission Document were to the Pre-IPO Information Memorandum and references to other documents and reports were to the most recent versions of such documents and reports on the date hereof;

      (b) there would be no breach of clause 11 of the Placing Agreement on the same basis as set out in paragraph (a) above; and

      (c) it has no reason to believe that it will not be able to enter into the Placing Agreement and to give the warranties and indemnities thereunder.

                                   SCHEDULE 4

              Form of voting agreement and irrevocable undertaking

                              INTENTIONALLY OMITTED

                                   SCHEDULE 5

                            Limitations on Liability

No claim may be brought under the FEC Warranties or the Sterling Warranties (save in the event of fraud or wilful non-disclosure by FEC in relation to the Sterling Warranties or by Sterling in relation to the FEC Warranties):

      (a)   for any matter disclosed in the pre-IPO Information Memorandum;

      (b) unless it shall have given written notice thereof to the relevant party specifying in reasonable detail the basis of such claim and the amount thereof on or before the date falling [one month after the publication of the accounts of Newco for the period ending
            o 2006];

      (c) unless, within nine months from the date of any claim, the matter has been settled or Noble has issued legal proceedings in respect thereof.

                                   SCHEDULE 6

                                 The Newco Group

                                      Newco

Name:                       Sterling Philippines plc

Status:                     Public company limited by shares

Date of incorporation:      1 April 2005

Place of incorporation:     England and Wales

Registered number:          5411224

Registered office:          Mardall House, 7-9 Vaughan Road, Harpenden, Herts
                            AL5 7HU

Authorised share capital:   o

Issued share capital:       o

Directors:                  Graeme Paul Thomson
                            Henry George Wilson

Secretary:                  Graeme Paul Thomson

                                     Holdco

Name:                        Sterling Far East Holdings Limited

Status:                      Private company limited by shares

Date of incorporation:       1 April 2005

Place of incorporation:      Jersey

Registered number:           89858

Registered office:           Channel House Financial Services Group Limited,
                             P.O. Box 532, Channel House, 7 Esplanade, St.
                             Helier, Jersey JE4 5UW

Authorised share capital:    o

Issued share capital:        o

Directors:                   o

Secretary:                   o

                                      SPV 1

Name:                        Sterling Gas Philippines Limited

Status:                      Private company limited by shares

Date of incorporation:       31 March 2005

Place of incorporation:      Jersey

Registered number:           89851

Registered office:           Channel House Financial Services Group Limited,
                             P.O. Box 532, Channel House, 7 Esplanade, St.
                             Helier, Jersey JE4 5UW

Authorised share capital:   o

Issued share capital:       o

Directors:                  o

Secretary:                  o

                                      SPV 2

Name:                       Sterling Far East Limited

Status:                     Private company limited by shares

Date of incorporation:      31 March 2005

Place of incorporation:     Jersey

Registered number:          89850

Registered office:          Channel House Financial Services Group Limited,
                            P.O. Box 532, Channel House, 7 Esplanade, St.
                            Helier, Jersey JE4 5UW

Authorised share capital:   o

Issued share capital:       o

Directors:                  o

Secretary:                  o

                                      SPV 3

Name:                       Sterling Resources Far East Limited

Status:                     Private company limited by shares

Date of incorporation:      4 April 2005

Place of incorporation:     Jersey

Registered number:          89867

Registered office:          Channel House Financial Services Group Limited,
                            P.O. Box 532, Channel House, 7 Esplanade, St.
                            Helier, Jersey JE4 5UW

Authorised share capital:   o

Issued share capital:       o

Directors:                  o

Secretary:                  o

                                   SCHEDULE 7

                                 Loan Agreement

THIS INTRA-GROUP LOAN AGREEMENT is made on o April 2005

(1)   STERLING GAS PHILIPPINES LIMITED (No. 89851) (the "Borrower"); and

(2)   STERLING ENERGY PLC (No. 1757721) (the "Lender").

THE PARTIES AGREE AS FOLLOWS:

1.    FACILITY

      The Lender shall make available to the Borrower a credit facility of up to a maximum aggregate principal amount of (pound) o (the "Facility").

2.    AVAILABILITY

      The Facility may be drawn down in amounts agreed between the Lender and the Borrower by the Borrower giving to the Lender not less than two business days notice (or such lesser period as the Lender may agree) specifying the date of drawdown and the amount to be borrowed.

3.    REPAYMENT

3.1 All drawings made under the Facility together with accrued interest shall be repaid in full on demand. Any amounts repaid shall not be available for redrawing thereafter.

3.2 Final repayment of all outstanding borrowings and accrued interest shall be made on 24 May 2005 or such later date as the Lender may agree.

4.    WITHHOLDING TAX

      All sums payable by the Borrower shall be paid without any withholding or deduction unless required by law, in which event the Borrower will (if required by the Lender) forthwith pay to the Lender such additional amount as will result in the receipt by the Lender of the full amount and will supply the Lender promptly with evidence satisfactory to it that the Borrower has accounted to the relevant authority for the sum withheld.

5.    NO ASSIGNMENT BY BORROWER

      The Borrower may not assign and/or transfer any of its rights and/or obligations under this agreement.

6.    GOVERNING LAW

      This agreement shall be governed by and construed in accordance with English law and the Lender and the Borrower submit to the non-exclusive jurisdiction of the High Court of Justice in England.

IN WITNESS whereof the parties have executed this agreement the day and year first above written.

Signed by
for and on behalf of
STERLING GAS PHILIPPINES LIMITED

Signed by
for and on behalf of
STERLING ENERGY PLC

                                   SCHEDULE 8

                                Placing Agreement

                              INTENTIONALLY OMITTED

Signed for and on behalf of     )
STERLING ENERGY PLC             )

Signed for and on behalf of     )
FORUM ENERGY CORPORATION        )

Signed for and on behalf of     )
STERLING PHILIPPINES PLC        )

APPENDIX C

Forum Energy Plc (Newco) Information

Current name:                 Sterling Philippines plc

Status:                       Public company limited by shares

Date of incorporation:        1 April 2005

Place of incorporation:       England and Wales

Registered number:            5411224

Registered office:            Mardall House, 7-9 Vaughan Road, Harpenden, Herts
                              AL5 7HU

Authorised share capital:     (pound)10,000,000 divided into 100,000,000 shares
                              of (pound)0.10 each.

Issued share capital:         See "Notice Regarding Transaction Agreement" in
                              Appendix B

Directors:                    Graeme Paul Thomson
                              Henry George Wilson

Secretary:                    Graeme Paul Thomson

Proposed Directors:           David R. Robinson (CEO)
                              David M. Thompson (CFO)
                              Alan B. Henderson (Non executive Chairman)
                              Ian Baron (Non executive director)
                              Harry George Wilson (Non executive director)
                              Graeme Paul Thomson (Non executive director)
                              Barry Stansfield (Non executive director)

APPENDIX D

Forum Philippines Holdings Limited (Holdco) Information

Current name:                            Sterling Far East Holdings Limited

Status:                                  Private company limited by shares

Date of incorporation:                   1 April 2005

Place of incorporation:                  Jersey

Registered number:                       89858

Registered office:                       Channel House Financial Services Group Limited, P.O.
                                         Box 532, Channel House, 7 Esplanade, St. Helier, Jersey
                                         JE4 5UW

Authorised share capital:                US$10,000,000 divided into 10,000,000 shares of
                                         US$1.00 each

Issued share capital:                    100 shares of $1.00 each

Current directors (pre Transaction):     Tobias Mathews
                                         Neil Wakeling
                                         Graeme Thomson

Secretary:                               Channel House Secretaries

Proposed directors: (Post Transaction)   Tobias Mathews
                                         Neil Wakeling
                                         David Thompson

Company description:                     Holding company formed to hold Forum (FEI) Limited
                                         and Forum (GSEC101) Limited.

APPENDIX E

Forum (FEI) Limited Information

Current name:                            Sterling Far East Limited

Status:                                  Private company limited by shares

Date of incorporation:                   31 March 2005

Place of incorporation:                  Jersey

Registered number:                       89850

Registered office:                       Channel House Financial Services Group Limited, P.O.
                                         Box 532, Channel House, 7 Esplanade, St. Helier, Jersey
                                         JE4 5UW

Authorised share capital:                US$10,000,000 divided into 10,000,000 shares of
                                         US$1.00 each

Issued share capital:                    100 shares of $1.00 each

Current directors (pre Transaction):     Tobias Mathews
                                         Neil Wakeling
                                         Graeme Thomson

Secretary:                               Channel House Secretaries

Proposed directors: (Post Transaction)   Tobias Mathews
                                         Neil Wakeling
                                         David Thompson

Company description:                     Subsidiary company formed to hold the 66.67% interest in
                                         Forum Exploration Inc.

APPENDIX F

Forum (GSEC101) Limited

Current name:                            Sterling Gas Philippines Limited

Status:                                  Private company limited by shares

Date of incorporation:                   31 March 2005

Place of incorporation:                  Jersey

Registered number:                       89851

Registered office:                       Channel House Financial Services Group Limited, P.O. Box
                                         532, Channel House, 7 Esplanade, St. Helier, Jersey JE4
                                         5UW

Authorised share capital:                US$10,000,000 divided into 10,000,000 shares of
                                         US$1.00 each

Issued share capital:                    100 shares of $1.00 each

Current directors (pre Transaction):     Tobias Mathews
                                         Neil Wakeling
                                         Graeme Thomson

Secretary:                               Channel House Secretaries

Proposed directors: (Post Transaction)   Tobias Mathews
                                         Neil Wakeling
                                         David Thompson

Company description:                     Subsidiary company formed to hold the Sterling Energy
                                         Philippine assets being a 100% interest in GSEC101
                                         (Reed Bank)

APPENDIX G

Competent Persons Report on the Petroleum assets of Newco completed by PGS Reservoir Consultants (UK) Limited

[LOGO] PGS

18th April 2005
The Directors
Forum Energy Corporation
700 - 2nd Street SW
Calgary
Alberta T2P 4V5

Dear Sirs,

                        Forum Energy Plc ("the Company")
    Placing of the Company's Ordinary Shares of 10p each ("the Placing") and
                       Admission to AIM ("the Admission")

We, PGS Reservoir Limited, refer to a report we have prepared for the Directors of Forum Energy plc, for inclusion in a prospectus to be issued by the Company in support of an IPO, and subsequently admission to the AIM market in London. The report reviews and evaluates the Petroleum Interests of Forum Energy plc in the Philippines, and was prepared specifically for the purpose outlined above. The contents of the report do not conform to the standards of disclosure for oil and gas activities required by Canadian National Instrument 51-101, as these are primarily concerned with activities and projects that are at a more advanced stage of maturity than the Company's.

We hereby confirm that we give our consent to the inclusion of the report in its entirety, and reference to our name, in the circular you propose to issue to the shareholders on April 22nd 2005.

Yours faithfully

Jeremy Thompson
Manager, Evaluations and Valuations

--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

                                                           PGS Reservoir Limited
                                                                PGS Thames House
                                                                  17 Marlow Road
                                                                      Maidenhead
                                                                   Berks SL6 7AA

The Directors
Forum Energy Plc
2 Temple Back East
Temple Quay
Bristol BS1 6EG

and

The Directors
Noble & Company Limited
76 George Street
Edinburgh EH2 3BU

                                                                   15 April 2005

Dear Sirs,

                Re: The Petroleum Interests of Forum Energy Plc

In response to your request, we have reviewed the proposed petroleum interests of Forum Energy Plc ("Forum"). Following the signing of the Transaction Agreement mentioned below, and the conditions being met or waived, Forum will have an interest in two contract areas in the Philippines, one currently owned by Forum Energy Corporation ("FEC") and the other by Sterling Energy Plc ("Sterling"). These areas are highlighted on a map of the Philippine archipelago in Figure 1 (attached). The contract areas encompass undeveloped discoveries and unexplored and untested exploration prospects.

Our evaluation of those interests is based on a review of information provided to PGS by FEC and Sterling during March 2005. PGS has performed an independent review and evaluation of the interpreted data and in preparing this report PGS have used maps, reports and other pertinent data supplied by FEC and Sterling. Where possible, PGS have substantiated the existence of oil and gas resources from well information and other evidence supplied by the Directors of Forum, FEC and Sterling.

Summary of Interests

FEC and Sterling are to enter into a Transaction Agreement in April 2005, whereby will FEC transfer its 66.7 per cent. interest in Forum Exploration, Inc., ("FFI") a Philippine registered company, which has a 100 per cent. interest in the SC 40 (Cebu) contract area, and Sterling will contribute its 100 per cent. interest in


                                  Page 1 of 16
--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

the GSEC 101 (Reed Bank) contract area offshore Palawan island to a newly incorporated UK Plc, Forum Energy Plc. The contract areas are shown plotted on a map of the Philippine archipelago in Figure 1. GSEC 101 (Reed Bank) covers an offshore area to the west of Palawan Island, known as the Reed Bank.

The FEC contract area is a service contract (SC) area known as SC 40 (Cebu), which covers the northern half of Cebu Island plus part of the Visayan sea offshore to the west of the island. Several exploration prospects and leads have been identified by FEI within the service contract area, both onshore Cebu, and offshore in the Visayan Sea. A small gas field named Libertad has been discovered and appraised onshore Cebu, but its small size has meant that so far it has not been developed. FEI is currently undertaking a feasibility study aimed at developing Libertad to provide gas for on-site electricity generation.

The prospects and fields identified within the two contract areas are summarised in the table below, and discussed in more detail in the following sections.

-----------------------------------------------------------------------------------------------------------
                                  Prospect and Discovery Summary
-----------------------------------------------------------------------------------------------------------
Prospect               Primary Target       Target      Water      Chance of            Potential Reserves
                         Formation         Depth ft    Depth ft  Discovery (1)      Oil(mmbbl)/Gas(bscf)
-----------------------------------------------------------------------------------------------------------
Central Tanon         Barili Limestone       3700        650         0.115                 265/660
-----------------------------------------------------------------------------------------------------------
Jibitnil Island       Maingit Limestone      4100      Onshore       0.115                 85/450
-----------------------------------------------------------------------------------------------------------
South Guintacan       Maingit Limestone      6000        100         0.099                 70/330
-----------------------------------------------------------------------------------------------------------
West Malapascua       Maingit Limestone      2900        120         0.115                 80/185
-----------------------------------------------------------------------------------------------------------
West Toledo (2)       Malubog Sand           7500        350         0.113                 97/332
-----------------------------------------------------------------------------------------------------------
Agojo                 Maingit Limestone      4700        250          0.1                  60/210
-----------------------------------------------------------------------------------------------------------
North Bantayan        Cebu Limestone         7600        300          0.08                250/1000
-----------------------------------------------------------------------------------------------------------
Sampaguita (3)        Late Paleocene        10300        260           1                   - /2329
-----------------------------------------------------------------------------------------------------------
Libertad              Barili Limestone       650       Onshore         1                   - /0.5
-----------------------------------------------------------------------------------------------------------
CMB (4)               Malubog Sand           1500      Onshore         1                  0.14/0.64
-----------------------------------------------------------------------------------------------------------

(1) Prospect chances of success are not independent. Failure to discover commercial hydrocarbons in one prospect is likely to reduce the chance of success in the others.

(2) As currently mapped, only a small part of these potential reserves may be under SC 40 (Cebu).

(3)   Potential gas reserves assume a recovery factor of 0.85

(4) Potential oil reserves are limited to primary recovery. Recovery factors for oil and gas are assumed to be 0.05 and 0.85 respectively.

GSEC 101 (Reed Bank)

The GSEC 101 (Reed Bank) licence is located in the South China Sea to the west of Palawan in the Reed Bank area and covers an area of 4,023 square miles (10,420 km(2)). This licence contains the Sampaguita gas


                                  Page 2 of 16
--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

discovery and a number of leads as illustrated in Figure 2. Sampaguita is located in 250-270 feet (ca. 75-85 metres) of water, approximately 150 miles (250 kilometres) southwest of the Malampaya Gas Field and a similar distance northwest of Palawan. The Malampaya Gas Field produced first gas in October 2001. Figure 3 shows the location of the GSEC (Reed Bank) area in relation to the Malampaya field, and its associated gas export infrastructure, which consists of a 504 kilometer long 24 inch diameter pipeline delivering gas to landfall on Luzon island.

The Reed Bank area consists of two main highs, which are referred to as the 'North Bank' and 'South Bank', separated by a deeper area. The structure is strongly influenced by a series of northwest - southeast orientated faults formed as a result of the opening of the South China Sea. The Sampaguita gas discovery is located at the southwestern end of the smaller 'South Bank'.

Exploration in the GSEC 101 (Reed Bank) area commenced in 1970 with the acquisition of 2D seismic data. At present 340 miles (ca. 550 kilometres) of seismic data are available over the South Bank area, which includes the Sampaguita gas discovery. Exploration drilling during the 1970-80s was focused on exploration for oil, with gas being considered non-commercial at that time. The first well, Sampaguita-1, was drilled in 1976 by Salen. This tested gas in the Late Paleocene sand section. This was followed by well Sampaguita-2 (Salen, 1978; gas shows not tested), Sampaguita 3 (Salen, 1982; failed to reach target, abandoned) and Sampaguita-3A (Denison Mines, 1984; gas tested in Late Paleocene sandstone).

The Sampaguita gas discovery is contained within a large faulted four-way dip closure. This structure is dissected by a series of poorly defined northeast - southwest orientated faults. All wells drilled to date on this structure are located at the southwestern end of the structure, with Sampaguita-1, -3 and -3A located in crestal positions, whilst Sampaguita-2 is located on the southeastern flank. The current estimate of structural closure is 110 square miles (ca. 290 km(2)).

The current structural interpretation of the Block is based upon reprocessed 1980 2D seismic data and limited 2D data acquired during the mid-1990s. These data are of moderate to poor quality, particularly at the reservoir level, and provide broad structural control. Data quality and quantity precludes the imaging and interpretation of faults in detail. Modern 3D seismic data would be expected to provide significantly improved imaging and structural detail leading to significantly reduced risk in reserve estimation and potential development planning.

The oldest rocks penetrated by drilling within the Sampaguita gas discovery are Early Cretaceous. These typically consist of terrestrial to shallow marine sandstones, conglomerates and mudstones, overlain by a distinctive limestone horizon. The sandstones and conglomerates of the Early Cretaceous potentially form a secondary reservoir within the Sampaguita gas discovery, but have not been successfully tested. These sandstones have effective porosity values of 10
- 20 per cent. and have significantly lower interbedded shale content. Shows are recorded in most of the sandstones at depths greater than 850 feet (250 metres) below the distinctive limestone horizon. No shows are recorded in the 660 foot (200 metre) or greater thickness of silty shale and sands between the distinctive limestone and the base late Paleocene sandstones, suggesting this interval provides a regional topseal. Whether or not the silt and shale units interbedded with the sandstones provide effective intra-formational seals is unclear.


                                  Page 3 of 16
--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

The early Cretaceous is erosionally overlain by late Paleocene sandstones and mudstones deposited in a deep marine fan system, which forms the principal reservoir horizon within the Sampaguita gas discovery. These sandstones are informally referred to as the 'Main Sandstone' and 'S1 Sandstone'. These sands consist of thinly interbedded sandstones and mudstones which in the Sampaguita-2 well are approximately 100 feet (ca. 30 metres) and approximately 70 feet (ca. 20 metres) thick respectively. These sands are correlatable between the three wells drilled on the structure. The 'Main Sandstone' encountered within the Sampaguita 3A well is only 40 feet (ca. 12 metres) thick, interpreted to be the result of fault truncation. The sandstones have moderate reservoir quality with 12 - 20 per cent. porosity, being reduced by clay matrix material and cementation. The thin-bedded nature of the sands suggests that individual sandstone bodies could be of limited lateral extent. As a result, vertical and horizontal communication within the discovery may be impaired. The wireline log response from the old logging tools provides poor resolution of these thin interbedded sands, leading to some uncertainty in the estimation of the reservoir parameters.

The Late Paleocene sandstones are overlain by early to earliest middle Eocene deep marine mudstones, which will form an effective seal for both the 'S1 Sandstone' and 'Main Sandstone'. These are followed by late Eocene to early Oligocene sandstones and mudstones. The uppermost part of the stratigraphic section consists of late Oligocene to Plio-/Pleistocene limestones.

To date a clearly defined source rock interval has not been identified within the wells on the Sampaguita structure. Geochemical analysis of the Paleocene, Eocene and Early Cretaceous shales in the Sampaguita-1 well indicates that these are unlikely to represent good source beds. The shales are generally organically lean and although containing gas-prone organic material, are unlikely to be a major gas source. Not withstanding this, testing of the Sampaguita-1 & -3A wells indicates that a gas source is present. It is presumed that this must be located within deeper intervals (?Jurassic - early Cretaceous) located either within the structure or the deeper areas to the northwest and southeast of South Banks.

Wells Sampaguita-1 and -3A successfully tested gas from the Main and S1 sands, respectively, at rates of 3.6 and 3.2 MMscf/d. However, these tests were conducted over short time periods and one showed significant depletion; therefore long term productivity and the effect of compartmentalisation remains uncertain.

The Sampaguita gas discovery demonstrates the presence of an active hydrocarbon system and producible gas. The previous Operator (Sterling) estimated the presence of several TCF of gas in place. PGS estimate the gas initially in place to be approximately 2.7 Tscf, which makes Sampaguita comparable in size to the nearby Malampaya Gas Field. The application of modern technology (seismic, logging and testing) is required to confirm the size, productibility and commerciality of this discovery.

Eight additional leads and prospects have been identified by various studies, and these are depicted in Figure 2, although the supporting data for some of these interpretations is no longer available. The majority of the prospects and leads are located on the 'North Bank', with one located on a small high to the northeast of the 'South Bank'. Three additional wells have been drilled in the Reed Bank area, wells Reed Bank-A1 & -B1 and Kalamansi-1. None of these wells tested the leads/prospects as they are presently mapped.


                                  Page 4 of 16
--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

SC 40 (Cebu)

The SC 40 (Cebu) area was originally awarded as a GSEC to a consortium including one of FEC's predecessor companies in February 1994. In February 1995, the contract was upgraded to a service contract, and part of the original GSEC area was relinquished to leave the area now shown in Figure 4. As of 1st January 2003, the title to SC 40 (Cebu) rests 100 per cent. with FEI, the other co-venturers in the original consortium having relinquished their interests.

The terms of a service contract allow for extensions from the original 7 years to 10 years if required, and in the case of SC 40 (Cebu) an extension has been granted, on condition that the work commitments for the contract are fulfilled. FEI has received an extension to the term of SC 40 (Cebu) until the end of September 2006, subject to a specified work programme being adhered to. This work programme includes the acquisition of 250 kilometres of seismic data, plus the drilling of two wells in 2005 and a further two in 2006.

FEI is in the process of investigating development options for the small Libertad gas field, and for development to proceed, the field will first have to be declared commercial. Such a declaration triggers a requirement to relinquish all but 12.5 per cent of the current SC 40 (Cebu) area. This can be achieved without relinquishing any of the prospect areas discussed below.

Geological Setting

The SC 40 (Cebu) contract area is located in the Visayan Basin, in the central part of the Philippines archipelago. It is an intra-arc basin characterised by a series of north to northeast trending troughs and ridges. The basin comprises five main depocentres, the Tanon, Bantayan, Cadiz graben, Northwest Leyete thrust belt and Asid Gulf basins. Numerous narrow and elongate ridges separate the basins and are exposed in part on the present islands. The key basin that underlies the SC 40 (Cebu) licence is the Tanon sub-basin, a narrow northeast trending asymmetric trough filled with a thick Tertiary section (up to 8 kilometres).

Exploration in the Visayan Basin began over 100 years ago and since then approximately 130 wells have been drilled. The majority of the wells were very shallow tests and drilled outside of structural closure. Oil and gas shows have been encountered in a number of wells with oil and gas discoveries made onshore Cebu Island. Since 1994 fifteen wells have been drilled in the offshore Visayan Basin, thirteen of which lie within the SC 40 (Cebu) licence. Of these thirteen wells, nine targeted Miocene reef plays defined on 2D seismic data and good reservoir quality was established by 9 wells. Hydrocarbon seeps are also common in the area indicating an active and mature petroleum system. The most likely source rock intervals are the carbonaceous shales of the Oligocene to Lower Miocene Malubog Formation and the Cretaceous Pandan formation, they contain TOC values of 1 to 5.9 per cent.

The majority of the wells are interpreted to have failed due to the integrity of the trap, although recent results also point to uncertainty in the extent of reservoir quality sands. Poor top seals, leaky faults and poorly defined closures are believed to be the main reasons for failure. Drilling results to date demonstrate the carbonates of the Middle to Upper Miocene Maingit and Upper Miocene to Pliocene Barili Formations have excellent reservoir characteristics. The Maingit Formation has been found to have good porosities


                                  Page 5 of 16
--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

averaging between 15 per cent. and 20 per cent, and frequently mud losses have been reported during the drilling of the Maingit, which may be indicative the presence of natural fractures. The underlying lower to middle Miocene Malubog formation provides an additional target in the Central Maya Bulge ("CMB") area.

The Barili Limestone has excellent reservoir qualities with porosities typically exceeding 20 per cent., with vuggy porosity often developed. The reservoir for the Libertad gas field onshore Cebu is the Barili limetone. Other potential reservoirs include the Middle Miocene Uling Limestone and the Upper Oligocene to Lower Miocene Cebu Limestone. These secondary targets are generally tight although occasional patch reefs may provide areas of improved reservoir quality.

A brief  description  of each of the main  prospects  and leads within the SC 40
(Cebu) area is given below, and their location is shown on the map included as Figure 4.

Libertad Gas Field

The Libertad Gas Field lies to the southeast of Bogo town in northern Cebu, approximately 100 kilometres north of Cebu City. It was discovered in the late 1950s during an exploration drilling campaign by the Acoje Oil and Mineral Development Corporation of Manila, ("Acoje"), but it has never been developed, due to its very modest size, and the fact that exploration effort has historically been concentrated on discovering oil, not gas. Of the twenty-two wells drilled in the Libertad area by Acoje during their exploration campaign, two were completed as gas wells, but apart from some tapping of minor amounts of gas for cooking purposes in a nearby elementary school, there has never been any commercial production. Acoje subsequently relinquished their interests in Cebu in the 1970s.

During the 1990s, there was renewed interest in Libertad as a potential source of gas for power generation, and a testing programme was performed on the two available gas wells in 1993. Five additional wells were drilled in the Libertad field area during 1994/95 by the Cophil Exploration Corporation (Cophil - later to become FEI), one of which tested gas, and it was subsequently completed as a gas well.

The gas bearing horizon in the Libertad Gas Field is the Upper Miocene Barili Limestone, which is encountered at shallow depth, approximately 600 - 700 feet below ground level, or around 300 feet below mean sea level. The gas is predominantly (> 95 per cent.) methane, with some nitrogen and carbon dioxide, plus around 400 ppm of hydrogen sulphide. This latter contaminant represents a health and safety risk, due to its toxicity. Reservoir pressure is approximately 150 psia, which is low, due to the shallow reservoir depth. Nevertheless, two of the three currently completed gas wells in the field are each capable of flowing in excess of 1.2 mmscfd, the highest recorded rate being almost 2 mmscfd. The third well has a tendency to produce water if the gas production rate exceeds more than a few hundred mscfd.

A top Barili Limestone structure map in depth is included as Figure 5. It can be seen that the field is divided by a south-west to north-east trending fault. The division of the field into two parts is reinforced by the results of an interference test carried out by FEI in 2000. There appeared to be no response detectable in pressure gauges set in the one accessible well in the northern fault block to a protracted production period of several days from one of the two completed wells in the southern block. There was, however, an overall pressure drop of approximately 1.5 psia in the southern fault block in response to a produced gas volume of


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PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
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17 Marlow Road                                     PGS Court, Halfway Green
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                                                   Registered in England & Wales


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just over 5.5 mmscf.  This  pressure drop suggests that the initial gas in place
in  the  southern   fault  block  is  of  the  order  of  550  mmscf,   although
volumetrically derived estimates are almost twice this value.

Old well records report several occurrences of lost circulation whilst drilling through the Barili Limestone, which suggests that the formation is probably fractured. The high gas deliverabilities observed on well tests would lend support to this conclusion.

Maya Area

The Maya area lies at the northern tip of Cebu Island (Figure 4), and it has been the subject of sporadic exploration activity since the late 1920's when oil shows were encountered during the drilling of a shallow water well. Several exploration wells were drilled in the 1960s and early 1970s by the American Asiatic Oil Company, and by the Chinese Petroleum Company in the area known as the Central Maya Bulge ("CMB"). Some of these wells were reported to have flowed oil on test, but sustained production at commercial rates was never established, and interest in the area waned. Nevertheless, there is anecdotal evidence that residents local to the Maya area harvested up to 80,000 litres of oil from one of the old Maya wells before the authorities put a stop to the practice.

The oil-bearing horizon encountered by the Maya wells was the late Miocene Maingit sandstone trapped within a domal closure. As part of its work commitment under the service contract, FEI drilled an exploration well (MST 11A) at Maya in October 2000, but although oil shows were detected in the Maingit sandstones, the well was terminated at a relatively shallow depth, (300 feet) and only limited data was gathered from the well. The only data available for the discovery well is that the well flowed 540 barrels of 44 deg. API oil in a 203 hour test.

A second prospect on the Maya anticline is the deeper lower Miocene Malubog sandstone, which was oil and gas bearing in a well drilled by the Chinese Petroleum Corporation in the early 1970s. Well CMB-2 was drilled on the west flank of the structure and tested 70-100 mscf/d and 106 bopd from a middle Miocene sandstone. The extent of the sand is poorly constrained with few wells penetrating this deeper reservoir. CMB-3 was subsequently drilled down-dip and was dry. The up-dip Well CMB-4 was drilled to target the CMB-2 reservoir but found the sand to be tight or absent with oil shows.

During 2003 FEI renewed its drilling activity in the CMB area, and drilled a further three wells to test the anticlinal structure identified from the drilling of the MST-11A well. The locations of the three wells, Forum-1XA, -2X and -3X are shown on the map included as Figure 6, and a synopsis of the results from these wells is included below.

Well Forum-1XA was drilled approximately 400 metres northwest of CMB-2 to test the crestal portion of the CMB. The primary target was the 480 metre (Malubog) sand encountered in CMB-2, although secondary objectives occurred in the Maingit sands and limestones of the Lower Maingit. The well suffered a series of gas kicks whilst operating resulting in loss of the drill string and a fish in the hole, and as a result the well could not be tested.

Well Forum-2X was drilled 15 metres to the southeast of the Forum-1XA well to establish the presence of hydrocarbons in the crest of the structure. Well Forum-2X did encounter numerous oil and gas shows whilst


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PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
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England                                            Company Registration: 3177228
                                                   Registered in England & Wales


                                       87
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drilling;  gas shows were  recorded at a depth of 900 feet in a limestone of the
Maingit formation, and further oil and gas shows were recorded between the depths of 1,576 and 1,606 feet in sands of the Malubog formation. However, the level of shows was less than in the Forum-1XA well, probably due to the higher mud weights employed as a precaution against the kicks suffered during the drilling of the earlier well. The Forum-2X well confirmed the existence of an active hydrocarbon system in the SC 40 (Cebu) permit, but unfortunately various operational difficulties and equipment shortcomings conspired to frustrate attempts to determine definitively the nature of the hydrocarbons present in the prospective zones, and also to determine the ability these zones to produce hydrocarbons at sustained commercial rates.

Figure 7 shows a display of the wireline logs from the Malubog sand interval encountered in the Forum-2X well over the interval 1,576 ft to 1,606 ft. The calliper log confirms the presence of mud cake over this interval, which is a positive indicator of permeable formation. FEI interpret that the neutron-density cross over evident across the interval is indicative of the presence of gas, and that the interval between 1,603 ft and 1,606 ft at the base of the section may be oil bearing. PGS agree with the former interpretation, but consider that overall there is insufficient information to be able to confirm the latter.

Nevertheless, the presence of oil was noted in the drilling mud whilst drilling. This oil was reported to be waxy, with a high pour point, and it is unclear how this description fits with the 44 deg. API oil described as being produced from the test of the MST-11A well.

An attempt to perform a drill stem test (DST) on the well produced small quantities of gas and a trace of oil, but there was also evidence that the formation collapsed. This problem has been recognised in other test attempts in the area, and any future developments focussed on the Malubog should take this into consideration.

Well Forum-3X was drilled approximately 265 metres to the southwest of the 2X well as a downflank appraisal of the CMB structure. The well encountered only minor gas shows in the interval from 900 feet down to 1,600 feet, and consequently the well was not tested. The Malubog reservoir sand appears to be only poorly developed at this location, and although present, it was thinner and of much poorer quality than the same interval encountered in the 2X well. Wireline log data from Forum-3X confirms that the interval has a high shale content and virtually no effective porosity. This indicates that there is a lateral facies change in this direction away from the crest of the structure, which causes the unit to thin and grade to shale.

Taken together with the results of the CMB-2 well (200m to the northwest of Forum-3X) which tested 105 bopd, and other hydrocarbon indications from the thirty years of exploration activity in the CMB area, PGS conclude that the oil initially in place of 6.0 mm bbl estimated to be contained in the CMB structure by FEI is at the upper end of any likely range of outcomes. PGS estimate a most likely volume of oil initially in place of the order of 2.8 mmbbl, or approximately 750 mmscf of gas if the zone were to be gas-bearing. This would represent a development opportunity of similar size to the Libertad Gas Field.

It should be noted that oil recoveries from shallow onshore fields could be very low if they are exploited by simple pressure depletion, as reservoir pressures are low in shallow reservoirs, and consequently so are the volumes of gas dissolved in the oil. Without pressure support, either by water injection or natural water influx, the production characteristics of the field would involve a short-lived rush of oil production, which would decline very rapidly, and be accompanied by increasing volumes of associated gas. Illustrative


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PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
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17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales


                                       88
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scoping calculations suggest simple depletion of a shallow oil reservoir at
1,500 feet would only recover between 2 and 6 per cent. of the oil initially in place.

By contrast, waterflood recoveries could be much higher, potentially above 30 per cent., but at the expense of additional wells and equipment. Also, the reservoirs need to be homogeneous and continuous for such methods to be effective. Fractured carbonates can present particular challenges to the implementation of successful secondary recovery techniques, and in general recovery factors tend to be lower than they are in sandstone reservoirs.

There remain many uncertainties regarding the potential of the CMB area, both in terms of volumes and nature of the hydrocarbons present, and the ability of the hydrocarbon bearing zones to produce at sustained commercial rates. FEI plan to re-enter the Forum-2X well during 2005, in order to evaluate and test the Malubog sand interval. Nevertheless, significant uncertainties will still remain in the formation characteristics at large, and the lateral controls on formation properties, and these make evaluation of the Maya area problematic. However, looked at from another perspective, since the expected drilling costs are very modest, the volumes of oil needed to repay the cost of the wells are also very modest. At current oil prices, less than 10,000 barrels of oil production will yield enough gross revenue to pay for a well, plus the additional costs of some oil storage capacity and a gas disposal system.

Central Tanon Prospect

The Central Tanon prospect is located within the Tanon sub-basin of the Visayan Basin offshore west Cebu. It is an elongate anticlinal structure trending approximately north-south with three culminations mapped on a sparse grid of 2D seismic data. The structure has been mapped at the Upper Miocene to Lower Pliocene Top Barili / Dingle carbonate level, the postulated reservoir horizon. The structure lies up-dip of Well Tuburan A-1X which encountered moderate to good oil shows in the Maingit Limestone. The Barili Limestone has been mapped as on-lapping the Maingit to the east of Tuburan A-1X enabling a possible migration pathway to the Central Tanon prospect. The structure also lies to the east and up-dip of Well Bangus-1 which had oil and gas shows in the Barili Limestone. Evidence for charge to the Barili Formation at the Central Tanon prospect is therefore encouraging. The top seal for the Barili Limestone is the Barili marl, a claystone interval composed predominantly of greenish grey calcareous and foraminiferal mudstones which are extensive over the region.

The reservoir at the Central Tanon prospect is the Barili/Dingle Limestone, bedded platform carbonates. The prognosed top reservoir depth is 3,700 ft with a total depth below the Maingit Limestone to assess this secondary objective. Reservoir quality at Well Bangus-1 was generally good with porosities of 15 to 25 per cent. Local enhancement of porosity by fracturing and dolomitization may improve reservoir properties. Potential source rocks in the Tanon sub-basin are believed to be the carbonaceous shales of the oligocene to Lower Miocene Malubog Formation and the Cretaceous Pandan Formation. Uncertainty concerning the effectiveness of the source rock is because these intervals have not been penetrated in the Tanon Strait. They are however believed to exist and in the central parts of the basin are expected to be buried sufficiently as to be mature.


                                  Page 9 of 16
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PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
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                                                   Registered in England & Wales


                                       89
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[LOGO] PGS

Very limited technical data was available to make an assessment of reserves. A time map of the Top Barili Limestone and an outline of the Operator's reserves calculation provided sufficient data to calculate a deterministic value. The area of closure is over 9,000 acres with a vertical closure mapped of 820 feet. A total field deterministic value for recoverable reserves of 264 mm bbls of oil was calculated assuming a recovery factor of 20 per cent. If the structure was gas bearing, a deterministic gas reserve volume would be 660 bscf. The key risks associated with the prospect are the integrity of the mapped trap and the presence and effectiveness of the Barili/Dingle Limestone reservoir. PGS have assigned a chance of success of 11.5 per cent. to the Central Tanon prospect.

A seismic survey will be performed over the Central Tanon prospect area during 2005, in fulfilment of the work programme obligations associated with the contract area. A total of 250 line kilometres of 2D seismic will be acquired, and it is planned that part of the survey will cover the area around Jibitnil Island.

Jibitnil Island Prospect

The Jibitnil Island prospect as its name implies lies beneath the island of Jibitnil in the Central Tanon Strait, flanking the western side of the Daanbantayan Island, northern Cebu. The prospect is a complicated positive flower structure between two approximately north-northwest trending wrench faults. A small domal closure underlies the island with an areal closure of 925 acres and a vertical closure of 650 feet mapped on sparse 2D data around the island. The primary target at the Jibitnil Island prospect is the Maingit Limestone which was penetrated by Well Bakyad-1 2.5 kilometres to the west. At Bakyad-1 a tilted Maingit carbonate buildup was penetrated with no structural closure. Reservoir properties were good with porosities up to 28 per cent. Secondary targets include the Upper Miocene to Pliocene Barili Formation, the Maingit sands, Middle Miocene Uling limestone and the Upper Oligocene to Lower Miocene Cebu Limestone and Malubog sands. Well Jibitnil-1 was drilled 4 kilometres to the east of the island and encountered gas shows in the sandstone and limestone units of the Middle to Upper Miocene section, and oil shows in the Lower Miocene Malubog Formation. The well targeted a valid structure mapped at the Top Maingit Limestone interval but failed due to a lack of reservoir and charge.

At the Jibitnil Island prospect the primary reservoir objective, the Maingit Limestone is prognosed at 4,100 feet TVD SS. At Bakyad-1 the interval was chalky with occasional vuggy porosity, and is developed to a thickness of approximately 1,200 feet. Volumes have been calculated by the operator and with the limited data available verified. The potential recoverable reserves are 85 mm bbls in an oil case and 450 Bscf in a gas case. The key risks associated with the prospect are the presence of a working trap and the presence and effectiveness of the Maingit Limestone reservoir. PGS have assigned a chance of success of 11.5 per cent. to the Jibitnil Island prospect.

During 2005, 5 seismic lines will be acquired around Jibitnil Island as part of the proposed Central Tanon seimic survey.

West Malapascua Prospect


                                  Page 10 of 16
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PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

The West Malapascua prospect is located approximately 10 kilometres north of Cebu Island. It is a wrench induced fault and dip closed structure mapped at Top Middle Miocene Maingit Limestone. The structure has 1,950 acres of areal closure and 600 feet of vertical closure. The primary objective is the Middle Miocene Maingit Limestone penetrated elsewhere in the Visayan Basin and established as a viable reservoir. As with other prospects located in the Visayan Basin the most probable source beds are within the Lower Miocene and older. The top of the Maingit Limestone is prognosed to be at a depth of 2,900 ft TVDSS.

Volumes have been calculated by the Operator but with the limited data available cannot be verified. The potential recoverable reserves are reported to be 80 mm bbls in an oil case and 185 Bscf in a gas case. The key risks associated with the prospect are the presence of a working trap and the presence and effectiveness of the Maingit Limestone reservoir. PGS have assigned a chance of success of 11.5 per cent. to the West Malapascua prospect.

South Guintacan Prospect

The South Guintacan prospect is located to the southwest of Guintacan Island along the northwestern flank of the Tanon Strait sub-basin. The prospect is a faulted anticline trending northeast-southwest. The domal structure has been mapped at Top Maingit Limestone and has an areal closure of 1,700 acres and a vertical closure of 475 feet. Wells drilled in the vicinity for example Guintacan-1 and Guintacan-2 have had shows in the shallower Barili Limestone. As with other prospects located in the Visayan Basin the most probable source beds are within the Lower Miocene and older. The top of the Maingit Limestone is prognosed to be at a depth of 6,000 ft TVDSS.

Volumes have been calculated by the Operator but with the limited data available cannot be verified. The potential recoverable reserves are reported to be 70 mm bbls in an oil case and 330 Bscf in a gas case. The key risks associated with the prospect are the presence of a working trap and the presence and effectiveness of the Maingit Limestone reservoir. PGS have assigned a chance of success of 9.9 per cent. to the South Guintacan prospect.

West Toledo Prospect

The West Toledo prospect lies in the offshore Tanon Strait approximately 15 kilometres southwest of Toledo City, Cebu. The prospect is defined by only three seismic lines and lies in shallow water, approximately 300 feet at a potential well location. The structure has been mapped at an Early Miocene seismic event interpreted to approximate to the Top Malubog Formation. Closure is the result of reverse and strike-slip movement on a north east trending splay off a major north-south wrench system. The prospect is


                                 Page 11 of 16
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PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales


                                       91
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[LOGO] PGS

further bisected by two normal faults and closure also exists at the shallower Upper Miocene Maingit and Toledo clastic units providing a secondary target.

Onshore Cebu two oil discoveries were made by Wells Reina Regente-1AX and Villalon-4. The former produced 250 bbls per day in 1959 and currently produces 30 gallons a day from the Malubog sands. Well Villalon-4 also produced oil on test from the Malubog sands. It encountered approximately 150 feet of net sand with porosities in the range from 18 to 30 per cent. Work done in 1994 postulated that improved sand quality may be expected offshore where Late Oligocene to Early Miocene palaeogeography indicates that sand provenance was from the west and the East Panay platform. As a result sand quality and permeabilities might be improved to the west where they are more proximal.

Secondary targets include the sands of the Maingit and Toledo Formations, these intervals are more speculative but do have reservoir quality and hydrocarbon indications elsewhere in the basin. Thick shale sections throughout the Miocene are believed to provide adequate intra-formational seals for the Malubog and the secondary targets. The critical risk concerns the sealing capacity on the bounding fault to the east. As yet there is no evidence to support sealing faults in the basin but the low net to gross section through the Miocene and presence of considerable argillaceous sections may enable a membrane seal to develop. The source for the prospect is the same as discussed for the Central Tanon prospect. Thermal maturity modelling carried out in 1994 indicates that the West Toledo prospect may be expected to be in communication with mature source rocks.

The areal closure is in excess of 3,700 acres and has a vertical closure of 3,000 feet. Volumetric estimates were performed during 1994 and have been verified with the limited data available. The deterministic recoverable reserves are 97 mm bbls for the oil case and 332 Bscf for the gas case. However, as can be seen from Figure 4, a relatively small part of the prospect lies within SC 40, and FEI's interest in any successful development of a discovery on this prospect would most likely be as a participant in a unit operated by another party.

PGS consider that the critical risk factors for the West Toledo prospect are the presence of a sealing fault to control closure and the reservoir effectiveness of the Malubog sands, in particular the validity of the paleo-geographic model to predict sand quality. The overall chance of success for the West Toledo prospect is 11.3 per cent. A number analogous leads have been identified in the vicinity of the West Toledo prospect which would become interesting given success.

The Agojo Prospect

The Agojo prospect lies in the northern part of the Central Tanon Strait, to the northeast of Cebu Island. The trap is a 4-way dip closed structure developed due to wrench movements on a series of approximately north-south trending faults. Closure is defined by five sparse 2D lines and is a north-south elongate dome.


                                  Page 12 of 16
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PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

The structure has been mapped on the Middle to Upper Miocene Maingit Limestone horizon and has an areal closure of 1,400 acres with a vertical closure of 650 feet. The top of the Maingit Limestone is prognosed to be at a depth of 4,700 ft TVDSS.

The Maingit reservoir in the area has been established by nearby Bakyad-1 drilled in 1978 which encountered excellent reservoir quality and gas shows. As with other prospects located in the Visayan Basin the most probable source beds are within the Lower Miocene and older.

Volumes have been calculated by the Operator but with the limited data available cannot be verified. The potential recoverable reserves are reported to be 60 mm bbls in an oil case and 210 Bscf in a gas case. The key risks associated with the prospect are the presence of a working trap and the presence and effectiveness of the Maingit Limestone reservoir. PGS have assigned a chance of success of 10 per cent. to the Agojo prospect.

The North Bantayan Prospect

The North Bantayan prospect lies in the Bantayan sub-basin of the Visayan Sea. The trap is a fault and dip closed structure located in the footwall of an extensional fault down-throwing to the east. A sparse grid of 2D lines define the north-south striking structure. The structure has been mapped on the near top early Miocene approximating to the Cebu Limestone horizon and has an areal closure of 5,000 acres with a vertical closure of 1,800 feet. The top of the Cebu Limestone is prognosed to be at a depth of 7,600 ft TVDSS.

The Cebu Limestone reservoir in the area has been established by nearby Philipino-1. The well encountered a unit believed to be equivalent to the onshore Cebu Limestone. The unit was a thin-bedded fine to medium grained dolomitized limestone. It was generally tight but in places had porosity developed to 10 per cent. As with other prospects located in the Visayan Basin the most probable source beds are within the Lower Miocene and older.

Volumes have been calculated by the Operator but with the limited data available cannot be verified. The potential recoverable reserves are reported to be 250 mm bbls in an oil case and 1 TCF in a gas case. The key risks associated with the prospect are the presence of a working trap and the presence and effectiveness of the Cebu Limestone reservoir. PGS have assigned a chance of success of 8 per cent. to the North Bantayan prospect.

Conclusions

Both the GSEC-101 (Reed Bank) area offshore Palawan Island previously operated by Sterling, and the SC 40 (Cebu) contract area covering northern Cebu and part of the Visayan Sea each contain confirmed petroleum discoveries, plus an inventory of prospects and leads which are estimated to have a finite chance of containing commercial volumes of hydrocarbons.


                                 Page 13 of 16
--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

The GSEC 101 (Reed Bank) area contains two wells which have successfully tested gas, although at rates which are not sufficiently high to be economic in an offshore environment. When interpreted, a 3-D seismic survey over the Sampaguita gas discovery area, planned to be accomplished during 2005, should provide much improved structural information which can be used as input to future appraisal drilling efforts, and should also assist in the estimation of gas initially in place volumes. The existence of the producing Malampaya Gas Field in the area could provide access to existing gas export infrastructure should commercial volumes of reserves be proved.

The SC 40 (Cebu) contract area also contains proven active hydrocarbon systems. The onshore discoveries are modest in size, and PGS consider that the Libertad Gas Field is marginally economic to develop at the lower reserves estimate assumed by FEI. However, its development should safeguard the other prospects and leads in SC 40 (Cebu) from relinquishment in 2006.

The Central Maya Bulge area requires additional data to be gathered to confirm the nature and extent of the hydrocarbon accumulations encountered by the wells to date, and the proposed re-entry and testing of the Forum-2X well should clarify whether or not sustained production at commercial rates is possible from the Maingit and/or Malubog reservoir horizons. From the limited information available, it is likely that the size of any hydrocarbon accumulations in these reservoirs will be modest, and recoveries will be similarly modest. However, onshore operations are relatively inexpensive compared to offshore activities, and the development of small accumulations can be economic at current oil prices.

The prospects within the SC 40 (Cebu) area are predominantly offshore, but of potentially much larger size than the discoveries onshore. Seismic acquisition and exploration drilling costs will be high for such prospects. The chances of success for the best two prospects have been estimated to be around 11 per cent. The chances of success for the identified prospects in SC 40 (Cebu) are not independent of one another. Failure to discover commercial hydrocarbons in one prospect is likely to reduce the chance of success in the others.

The following table summarises the prospects and discoveries within the two contract areas.

-----------------------------------------------------------------------------------------------------------
                                Prospect and Discovery Summary

-----------------------------------------------------------------------------------------------------------
       Prospect           Primary Target          Target   Water      Chance of      Potential Reserves
                             Formation          Depth ft  Depth ft  Discovery (1)    Oil(mmbbl)/Gas(bscf)
-----------------------------------------------------------------------------------------------------------
    Central Tanon        Barili Limestone           3700    650         0.115             265/660
-----------------------------------------------------------------------------------------------------------
   Jibitnil Island       Maingit Limestone          4100  Onshore       0.115             85/450
-----------------------------------------------------------------------------------------------------------


                                  Page 14 of 16
--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

-----------------------------------------------------------------------------------------------------------
South Guintacan        Maingit Limestone            6000      100            0.099             70/330
-----------------------------------------------------------------------------------------------------------
West Malapascua        Maingit Limestone            2900      120            0.115             80/185
-----------------------------------------------------------------------------------------------------------
West Toledo (2)        Malubog Sand                 7500      350            0.113             97/332
-----------------------------------------------------------------------------------------------------------
Agojo                  Maingit Limestone            4700      250             0.1              60/210
-----------------------------------------------------------------------------------------------------------
North Bantayan         Cebu Limestone               7600      300            0.08             250/1000
-----------------------------------------------------------------------------------------------------------
Sampaguita (3)         Late Paleocene              10300      260              1              - /2329
-----------------------------------------------------------------------------------------------------------
Libertad               Barili Limestone              650    Onshore            1              - /0.5
-----------------------------------------------------------------------------------------------------------
CMB (4)                Malubog Sand                 1500    Onshore            1             0.14/0.64
-----------------------------------------------------------------------------------------------------------

(1) Prospect chances of success are not independent. Failure to discover commercial hydrocarbons in one prospect is likely to reduce the chance of success in the others.

(2) As currently mapped, only a small part of these potential reserves may be under SC 40 (Cebu)..

(3)   Potential gas reserves assume a recovery factor of 0.85

(4) Potential oil reserves are limited to primary recovery. Recovery factors for oil and gas are assumed to be 0.05 and 0.85 respectively.

Property Title and Participating Interest

PGS is not in a position to attest to property title, financial interest relationships or encumbrances related to the properties reviewed in the evaluation.

A full summary of the properties of the prospects examined in the course of the review is included as table. The chances of success estimated for these prospects are not mutually independent; chances for remaining prospects will be impacted by the results from earlier exploration activities.

Professional Qualifications

PGS Reservoir Limited ("PGS") is an independent consultancy specialising in petroleum reservoir evaluation and economic analysis. Except for the provision of professional services on a fee basis, PGS does not have a commercial arrangement with any other person or company involved in the interests that are the subject of this letter.

This evaluation has been supervised by Mr. J. R. Thompson, Manager of Reserves Evaluations at PGS Reservoir Limited. Mr. Thompson has 31 years of varied petroleum and reservoir engineering experience. He has an MA in Natural Sciences, and is a Chartered Engineer, and a member of the Society of Petroleum Engineers. Other PGS employees involved in this work hold at least a bachelor degree (or its equivalent) in geology, geophysics, petroleum engineering or a related subject and have at least five years' relevant experience in the practice of geology, geophysics or petroleum engineering.

Basis of Opinion


                                  Page 15 of 16
--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

The evaluation presented in this letter reflects our informed judgements based on accepted standards of professional investigation, but is subject to generally recognised uncertainties associated with the interpretation of geological, geophysical and engineering data. The valuation has been conducted within our understanding of the effects of petroleum legislation, taxation, and other regulations that currently apply to the Forum Energy's proposed interests in the Philippines.

It should be understood that any evaluation of hydrocarbon resources is subject to government policies and market conditions prevailing at the time of the evaluation. Future changes can cause the total quantities of petroleum recovered to vary from those endorsed in this letter.

This letter as been written for the Directors of Forum Energy plc and its financial advisers, Noble & Company Limited. Information contained in this letter should not be disclosed in part or in whole to third parties without the approval of PGS. Such permission shall not be unreasonably withheld.

Yours faithfully
For PGS Reservoir Limited.

Jeremy R. Thompson M.A., C.Eng., M.I.M.M.
Manager of Evaluations


                                  Page 16 of 16
--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

[LOGO] PGS

Definitions

"Petroleum" means oil and/or gas.

"Barrel" or "bbl" refers to a volume of 42 US gallons, or 5.615 cubic feet.

"TD" refers to total depth (of a well).

"TVDSS" refers to true vertical depth sub-sea.

"TOC" means Total Organic Content "scf" refers to standard cubic feet.

"BThU" refers to British Thermal Units.


The prefixes "m" and "mm" refer to thousands and millions respectively.

The prefix "b" as in "Bscf" refers to billions, one billion being 1,000 million
(109).

The prefix "T" as in "Tscf" refers to trillions, one trillion being 1,000,000 million (1012).


                                  Page 17 of 16
--------------------------------------------------------------------------------
PGS Reservoir Ltd Tel: + 44 1628 641 000                     Registered Office:
PGS Thames House  Fax: + 44 1628 641 200           PGS Reservoir Limited
17 Marlow Road                                     PGS Court, Halfway Green
Maidenhead, Berks SL6 7AA                          Walton-On-Thames, Surrey KT12
1RS
England                                            Company Registration: 3177228
                                                   Registered in England & Wales

APPENDIX H

Competent Persons Report on the Coal assets by CSA Group

                                                           The CSA Group [LOGO]

Forum Energy Plc - Independent Expert Report

The Directors                                                     18 April 2005
Forum Energy Plc
6th Floor
One London Wall
London EC2Y 5EB

and

The Directors
Noble & Company Limited
76 George Street
Edinburgh EH2 3BU

Dear Sirs,

The CSA Group ('CSA') has prepared this independent report ('The CSA Report') at the request of Forum Energy Plc ("Forum"). The CSA Report has been prepared to provide an independent geological and mining assessment of Forum's projects in the Philippines, in preparation for the listing of the company on AIM in the UK.

The CSA Report was prepared by Mr Dexter Ferreira, B.Sc. (Geology), B.Eng. (Mining), MBA. Mr Ferreira is a member of SACNASP and has 18 years experience as an exploration geologist and geostatistician, and has worked since 2003 with LQS, now part of CSA Group, specialising in mineral deposit modelling, due diligence work for the acquisition/merger/purchase of deposits and ensuring full disclosure/compliance with NI43-101/Samerc/JORC codes. Amongst other assignments, he has worked on appraisals and evaluations of mineral deposits, including coal, in Africa, Latin and North America and Asia. He is responsible for the reserving process and disclosure to regulatory requirements for mine operations in South Africa.

The CSA Report is signed on behalf of CSA by Mr. John Cole-Baker, Director. Mr Cole-Baker is a Chartered Engineer. He has over 35 years experience in the international infrastructure and mineral industry, including posts as Managing Director of an exploration company and Director of international consulting firms. Since joining CSA in 2001, he has played a major role in management of the international mining business and has been responsible for the CSA Group UK based operations.

The CSA Report is based on 1) geological reports and information supplied by Forum, 2) site visits to all the coal concessions in the Philippines held by Forum. All data available to Forum was released to CSA for review. CSA reviewed source data where possible but has relied on the accuracy of data as reported by Forum, and by previous operators in the preparation of The CSA Report. Some of these reports were written by current employees of Forum while in previous capacities or as independent consultants. All requests for information to the employees of Forum were addressed immediately where possible and a candid approach to all queries was in evidence throughout the review.

CSA checked the current status of the mineral licences based on the documents provided. Philippine legal opinion has been sought regarding the verification of the company's interests in the licences. At no time during the course of preparation of the CSA Report did CSA become aware of either withholding of information or of the changing of records to influence the conclusion of The CSA Report. CSA has endeavoured to ensure that no error of fact is contained within the CSA Report. Any such error is not intentional and is not a deliberate effort to mislead. Other than for the purposes of completing The CSA Report described in this document, neither CSA nor any CSA staff involved in its preparation has any commercial interest in Forum or any associated companies. Neither CSA nor any CSA staff will receive any interest in Forum or any associated companies as a result of undertaking The CSA Report. CSA will be paid normal professional rates for completing The CSA Report for Forum.

Yours faithfully,


/s/ John Cole-Baker

John Cole-Baker
Director

Competent Person's Report on the Coal Assets of Forum Energy PLC
Prepared by Dexter S. Ferreira on behalf of:
The CSA Group Limited


--------------------------------------------------------------------------------
                                       101

Competent Persons Report - Forum Energy PLC
--------------------------------------------------------------------------------

Table of Contents

1     INTRODUCTION ........................................................    3
2     REVIEW PROCEDURE ....................................................    4
3     COAL OPERATING CONTRACTS ............................................    4
3.1       Central Cebu ....................................................    4
3.2       South Cebu ......................................................    5
4     PROPERTY DESCRIPTION ................................................    5
4.1       Tenement Conditions - Central and South Cebu Programmes .........    5
5     REGIONAL GEOLOGY - CENTRAL CEBU .....................................    7
5.1       Geologic Structures .............................................    7
5.2       Coal Geology ....................................................    8
5.3       Coal Quality ....................................................    9
5.4       Geo-Hydrology ...................................................    9
6     REGIONAL GEOLOGY - SOUTH CEBU .......................................    9
6.1       Geologic Structures .............................................   10
6.2       Coal Geology ....................................................   11
6.3       Coal Quality ....................................................   11
7     COAL RESERVES .......................................................   11
7.1       Central Cebu ....................................................   12
7.2       South Cebu ......................................................   13
8     MINING - CENTRAL CEBU ...............................................   13
8.1       Mining Method ...................................................   14
8.2       Mine Design .....................................................   15
8.3       Production Plan .................................................   15
8.4       Mine Layout .....................................................   16
8.5       Roof Support ....................................................   16
8.6       Coal and Waste Transport ........................................   16
9     MINING - SOUTH CEBU .................................................   17
9.1       Mining Method ...................................................   17
9.2       Mine Design .....................................................   18
9.3       Production Plan .................................................   19
9.4       Coal and Waste Transport ........................................   19
10        QUALIFICATIONS, EXPERIENCE AND INDEPENDENCE .....................   20
11        PRINCIPAL SOURCES OF INFORMATION ................................   20
12        GLOSSARY OF TECHNICAL TERMS .....................................   21

List of Tables

Table 1.0 Coal Quality Analysis of the Luca Coal Seam (DOE-ERL) ...........    9
Table 2.0 Coal Quality Analysis of Maloray Coal ...........................   11
Table 3.0 Reserves Summary for Cebu Projects ..............................   12
Table 4.0 Proposed Production Plan ........................................   16
Table 5.0 Proposed Production Plan ........................................   19

List of Figures

Figure 1.0 Project Location Map ...........................................    3
Figure 2.0 Central Cebu Concessions .......................................    4
Figure 3.0 South Cebu Concessions .........................................    5
Figure 4.0 Proposed Work Program for Central Cebu .........................    6
Figure 5.0 Proposed Work Program for South Cebu ...........................    6
Figure 6.0 Regional Geology of Blocks CBS-I-193 and 194 - Central Cebu ....    8
Figure 7.0 Regional Geology of Block CB-179 - South Cebu ..................   10
Figure 8 Typical Mini Longwall Mining Method ..............................   14
Figure 9.0 Typical Diagonal Saw-Teeth Mining Method .......................   17


--------------------------------------------------------------------------------
The CSA Group                                                                  1


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


Competent Persons Report - Forum Energy PLC
--------------------------------------------------------------------------------

SUMMARY

The Forum coal  properties  consists of two main separate  project  areas;  Cebu
Central (North Central and South Central) and Cebu South, collectively comprising eight granted exploration and mining tenements covering an aggregate area of approximately 7,000 hectares located on Cebu Island in the Philippines.

The Central Cebu tenements are located in the main coal-bearing formation known as the Luca Formation of Middle Miocene age. There are three coal seams bearing an average thickness of 1.2 to 1.5 m, all dipping gently within a range of 15 to 25(degree). Coal in Luca has been ranked as bituminous with an average calorific value over 11,300 BTU/lb when washed. The inherent moisture is 8%, sulphur content is 2.75%, ash is 7% and volatile matter is 42%.

The South Cebu tenements are located in the main coal-bearing formations, which are known as Calagasan and Linut-od Formations. In one tenement block (CB-179), only Seam B has been mined by the previous operators; a seam bearing an average thickness of 0.6 to 1.5 m. On average, the coal seams dip at 30(degree) to 40(degree) along a general strike characterized by a NNE-SSW trending elongated antiform. This geological behaviour is further evidenced by the mining operation immediately south of the concession. Coal in South Cebu has been ranked as bituminous coal with a calorific value of over 11,000 BTU/lb. The inherent moisture is less than 5%, sulphur content is less than 1%, ash content of clean coal is less than 5% and volatile matter of 40%.

The coal blocks held by Forum Exploration Inc. have a history of mining and one of the largest former owners has drilled well over 100 surface drillholes - successfully delineating the various coal seams for considerable lengths. A summary of the known seam(s) continuation and coal quality in each area is included in this report. Proven and probable coal reserves for all tenements are estimated to be 1.4 million metric tonnes and 3.5 million metric tonnes respectively, whereas resources total over 10 million metric tonnes; a summary is provided below.

--------------------------------------------------------------------------------
Region         Block         Metric Tonnes
                             ---------------------------------------------------
                             Proven              Probable         Insitu
--------------------------------------------------------------------------------
               CB 33-I-193   135,887             81,861           2,980,000
Central Cebu   CB 33-I-194   55,879              217,635          310,000
               CB 34-I-68    73,904              287,840          410,000
               CB 34-I-69    234,330             912,664          1,300,000
--------------------------------------------------------------------------------
Subtotal                     500,000             1,500,000        5,000,000
--------------------------------------------------------------------------------
               CB-179        350,985             683,202          806,453
South Cebu     CB-180        71,583              171,690          546,773
               CB-219        197,391             473,437          1,507,734
               CB-259        280,041             671,671          2,139,040
--------------------------------------------------------------------------------
Subtotal                     900,000             2,000,000        5,000,000
--------------------------------------------------------------------------------
TOTAL                        1,400,000           3,500,000        10,000,000
--------------------------------------------------------------------------------

Note that reserves and resources quoted in this report have not yet been re-defined to JORC or NI43-101 standards.


--------------------------------------------------------------------------------
The CSA Group                                                                  2


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


Competent Persons Report - Forum Energy PLC
--------------------------------------------------------------------------------

1 INTRODUCTION

The CSA Group ('CSA') was requested by Forum Exploration Inc. ("FEI") to prepare an independent report on the two main project areas on Cebu Island in the Philippines. Mr. Dexter Ferreira, a senior geostatistician and mining engineer from the CSA GROUP, carried out work on the project. All tenements considered in this report are held in the name of FEI, a Philippines registered company. The project areas cover a total of 7,000 hectares and are located at Balamban and Toledo, Cebu Province for Central Cebu, and Dalaguete, also in the Cebu Province for South Cebu (Figure 1).

Figure 1.0 Project Location Map

                                 [MAP OMITTED]


--------------------------------------------------------------------------------
The CSA Group                                                                  3

Competent Persons Report - Forum Energy PLC
--------------------------------------------------------------------------------

2 REVIEW PROCEDURE

The chief geologist, Mr. Ray Apostol of FEI, presented an overview of the tenements and the project specifics at FEI's head office in Manila, Philippines. This review was followed by field visits to the various project areas held by the company, led by Mr. Apostol and the author accompanied by two field guides.

The  material   reviewed  by  CSA  included   reports,   geological   plans  and
administrative documents made possible by FEI staff. Drill hole sections and logs were reviewed in detail by the author at the field but had to be returned to the holder due to administrative issues. Much of the following information has been extracted directly from these geological and feasibility reports after verification of the original data by CSA. The proposed exploration programmes included here for each of the areas reviewed are summarized from reports, and discussions with Mr. Apostol and are considered by CSA as the logical, next steps for each of the areas.

3 COAL OPERATING CONTRACTS

The Department of Energy ("DOE"), through a service contract system known as the Coal Operating Contract (COC), regulates coal-mining operations in the Philippines. This was introduced when legislation (Presidential Decree PD 972) was enacted to accelerate the exploration and exploitation of coal resources. As proposed in the COCs, should commercial quantities of coal be discovered, the term will be for a total period of twenty years, renewable for a series of three years thereafter but not to exceed twelve years. A consulting firm, Careminer, were commissioned by FEI to prepare the COC applications.

3.1 Central Cebu

In Central Cebu, Forum has applied for and received a COC for blocks CB 33-I-193 and 194 located in Luca, Balamban, Cebu and CB 34-I-68 and 69 located in the boundaries of Naga and Toledo City (Figure 2). This COC awarded has an aggregate area of about 4,000 hectares.

Figure 2.0 Central Cebu Concessions

                                 [MAPS OMITTED]


--------------------------------------------------------------------------------
The CSA Group                                                                  4

Competent Persons Report - Forum Energy PLC
--------------------------------------------------------------------------------

3.2 South Cebu

In South Cebu, FEI applied for and received a COC for the former blocks operated by Jeston Mining Corporation and Kinway Mining Corporation; both COCs had already been cancelled by the DOE. The locality stretches from Barangay Mantalongon to Maloray in Dalaguete, Cebu. These are portions of blocks CB-179, 180, 219 and 259 (Figure 3). The awarded COC has an aggregate of about 3,000 hectares.

Figure 3.0 South Cebu Concessions

                                 [MAP OMITTED]

4 PROPERTY DESCRIPTION

4.1 Tenement Conditions - Central and South Cebu Programmes

Exploration is to take place within the first year, leading to subsequent development and production. Once coal reserves in commercial quantity are measured, the COC will proceed to the development and production Phase. This will take place immediately once the coal development /production work program and feasibility study submitted by FEI is approved by the Department of Energy, and shall remain in force during the balance of the exploration Phase or any extension thereof for an additional period of ten years. Once FEI demonstrates that it has substantiated a reserve base and will apply an efficient mining method, FEI has the option to begin with production/development on any of the blocks in both COCs. FEI can proceed with this option even before the end of Year 1.

Thereafter, the Department of Energy may extend the term of the COC for another ten years, provided that FEI does not default its obligations. Thereafter, FEI may again request an extension of the COC term for a series of three-year periods, not exceeding twelve years, provided that the term may be reduced if a shorter period of time is required to continue and maintain economic coal development and production as jointly determined by FEI and the


--------------------------------------------------------------------------------
The CSA Group                                                                  5

Competent Persons Report - Forum Energy PLC
--------------------------------------------------------------------------------

Department of Energy. The work program, as required by the DOE, per COC for Year 1 is detailed below:

        ---------------------------------------------------------------
        Activity                                       Amount
        ---------------------------------------------------------------
        Geological Mapping                             1,000 hectares
        ---------------------------------------------------------------
        Boundary Survey                                1,000 hectares
        ---------------------------------------------------------------
        Trenching/Test Pitting                         100m
        ---------------------------------------------------------------
        Number of Drillholes (>/=100m /ea)             4
        ---------------------------------------------------------------

The operator is obliged to spend not less than one million Philippine Pesos (PhP 1,000,000.00) per block or PhP 4.0 million per COC per year. The work proposed by FEI, for both Central and South Cebu, on all owned blocks includes geological and technical work such as gathering of related data and literature, geologic investigation, mapping (recon/semi-detailed/detailed), drilling/test pitting/trenching and related sampling. Schematic Gantt charts of the DOE-required work programmes as proposed by FEI, for Central and South Cebu are presented in Figures 4 and 5 below.

Figure 4.0 Proposed Work Program for Central Cebu

CENTRAL CEBU - Exploration Work Program for Year 1

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Year 1                                Year 2
------------------------------------------------------------------------------------------------------------------------------------
                                                          FEB   MAR   APR   MAY   JUN   JUL   AUG   SEP   OCT   NOV   DEC   JAN  FEB
------------------------------------------------------------------------------------------------------------------------------------
I.  Geology-Technical
------------------------------------------------------------------------------------------------------------------------------------
       - CB-33-I-193
------------------------------------------------------------------------------------------------------------------------------------
              - Gathering of Related Data/Literature      --
------------------------------------------------------------------------------------------------------------------------------------
              - Geologic Investigation
------------------------------------------------------------------------------------------------------------------------------------
              - Mapping (recon/semi-detailed/detailed)    ---------------------
------------------------------------------------------------------------------------------------------------------------------------
              - Drilling/Test Pitting/Trenching                             -------------->
------------------------------------------------------------------------------------------------------------------------------------
       - CB-33-I-194
------------------------------------------------------------------------------------------------------------------------------------
              - Gathering of Related Data/Literature      --
------------------------------------------------------------------------------------------------------------------------------------
              - Geologic Investigation
------------------------------------------------------------------------------------------------------------------------------------
              - Mapping (recon/semi-detailed/detailed)                      ---------------
------------------------------------------------------------------------------------------------------------------------------------
              - Drilling/Test Pitting/Trenching                                         ------------->
------------------------------------------------------------------------------------------------------------------------------------
       - CB-34-I-68
------------------------------------------------------------------------------------------------------------------------------------
              - Gathering of Related Data/Literature      --
------------------------------------------------------------------------------------------------------------------------------------
              - Geologic Investigation                                                     ---------------
------------------------------------------------------------------------------------------------------------------------------------
              - Mapping (recon/semi-detailed/detailed)                                                --------------->
------------------------------------------------------------------------------------------------------------------------------------
              - Drilling/Test Pitting/Trenching
------------------------------------------------------------------------------------------------------------------------------------
       - CB-34-I-69
------------------------------------------------------------------------------------------------------------------------------------
              - Gathering of Related Data/Literature      --
------------------------------------------------------------------------------------------------------------------------------------
              - Geologic Investigation                                                                --------------
------------------------------------------------------------------------------------------------------------------------------------
              - Mapping (recon/semi-detailed/detailed)                                                           ------------->
------------------------------------------------------------------------------------------------------------------------------------
              - Drilling/Test Pitting/Trenching
------------------------------------------------------------------------------------------------------------------------------------
II.  Enviromental (work leading to ECC acquisition)                         ---------------------------------
------------------------------------------------------------------------------------------------------------------------------------
III. Community Relations Activities                                --------------------------------------------------->
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Note: Mining could be started within Yr-1 in Block 193 upon confirmation with the DOE
-------------------------------------------------------------------------------------------

Figure 5.0 Proposed Work Program for South Cebu

SOUTH CEBU - Exploration Work Program for Year 1

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Year 1                                Year 2
------------------------------------------------------------------------------------------------------------------------------------
                                                          FEB   MAR   APR   MAY   JUN   JUL   AUG   SEP   OCT   NOV   DEC   JAN  FEB
------------------------------------------------------------------------------------------------------------------------------------
I.  Geology-Technical
------------------------------------------------------------------------------------------------------------------------------------
       - Block 179
------------------------------------------------------------------------------------------------------------------------------------
              - Gathering of Related Data/Literature            --
------------------------------------------------------------------------------------------------------------------------------------
              - Geologic Investigation                          ---------------
------------------------------------------------------------------------------------------------------------------------------------
              - Mapping (recon/semi-detailed/detailed)                      --------------->
------------------------------------------------------------------------------------------------------------------------------------
              - Drilling/Test Pitting/Trenching
------------------------------------------------------------------------------------------------------------------------------------
       - Block 259
------------------------------------------------------------------------------------------------------------------------------------
              - Gathering of Related data/literature            --
------------------------------------------------------------------------------------------------------------------------------------
              - Geologic Investigation                                      ---------------
------------------------------------------------------------------------------------------------------------------------------------
                 - Mapping (recon/semi-detailed/detailed)                               --------------->
------------------------------------------------------------------------------------------------------------------------------------
                 - Drilling/Test Pitting/Trenching
------------------------------------------------------------------------------------------------------------------------------------
       - Blocks 180/219
------------------------------------------------------------------------------------------------------------------------------------
              - Gathering of Related data/literature            --
------------------------------------------------------------------------------------------------------------------------------------
              - Geologic Investigation                                                  ---------------
------------------------------------------------------------------------------------------------------------------------------------
                 - Mapping (recon/semi-detailed/detailed)                                           --------------->
------------------------------------------------------------------------------------------------------------------------------------
                 - Drilling/Test Pitting/Trenching
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
II.  Enviromental (work leading to ECC acquisition)                         --------------------------------
------------------------------------------------------------------------------------------------------------------------------------
III. Community Relations Activities                                   -------------------------------------------------->
------------------------------------------------------------------------------------------------------------------------------------


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5 REGIONAL GEOLOGY - CENTRAL CEBU

The stratigraphy of the Luca coal measure is similar to the other coal areas in Cebu being unconformably underlain by the economic basement Mananga Formation and overlain by Uling and Toledo Formation. The Toledo Formation consists of a thick sequence of fine tuffaceous clastics and calcirudites. The formation grades from dark brown mudstones and siltstones at the base to light grey sandstone at the top. The rock unit is well exposed at Barangay Kabagdalan in the northeastern part of the coal area.

The Uling limestone is basically coralline limestone with minor calcirudite facies. The thickness of the unit varies from insignificant to hundreds of metres. The unit is marked by its distinctive landforms such as sinkholes and limestone cliff. The unit separates the younger Toledo Formation marine sediments from the Luca Formation coal measures.

The Luca Formation predominantly consists of interbedded sandstones, siltstones, mudstones, carbonaceous shale and coal. Marine fossils are common especially near the top of the formation signifying frequent and longer periods of marine transgressions toward the end of the deposition of the formation. The most significant coal seam in the area, Seam S-2 has a consistent fossiliferous mudstone roof indicating a short-lived but extensive shoreface sedimentation right after peat formation.

Pyroclastic beds have also been observed within the section although not in the area being applied for. Their presence would indicate periods of volcanism during deposition of the formation. The Luca Formation is equivalent to the Malubog Formation identified by Santos-Inigo, et al, and elsewhere in Cebu.

The Mananga Formation consists primarily of basaltic lava flows intercalated with pyroclastic rocks of similar composition. The lavas are primarily amygdaloidal with vesicles and fractures filled with zeolites, carbonates, quartz, chloride and epidote. The pyroclastic facies consist of siltstones have also been noted in some sections. Secondary alterations such chloritization, silification, and oxidation are common. The unit exhibits sharp contacts with all the younger clastic units.

5.1 Geologic Structures

The Luca coal measures occur within a structural half-basin, which abuts against the inferred northwest trending Kabagdalan Splay Fault. At least three coal seams outcrop or subcrop along the periphery of the half basin as traced by both collapsed and active mine workings. The up thrown western half of the basin has been completely eroded out.

At least three major folds, namely, the Luca Syncline, Luca Anticline and Suom Syncline are inferred to occur within the half-basin. Another major fold structure mapped is the northeast trending Kabagdalan Anticline. This fold structure does not affect the Luca reserves but is particularly significant in exploring for coal on the northern blocks of CBS-152 and 153.

Aside from the Kabagdalan Splay Fault, other major fault structures mapped or inferred include the northeast trending Luca Fault, the east-northeast trending Amatuga Fault, Suom Fault and the west-northwest trending Kabagdalan Fault. Except for the Luca Fault, which was mapped in the mine workings, all the other major faults were inferred from topographic lineaments and sharp contact between rock units.

Slumps and rolls have been observed near the portal of mine openings. However, as to be expected, they decrease in intensity as the mines go deeper. Bedding dips on sediments as well as coal are generally low to moderate, averaging about 25(degree) (Figure 6).

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Figure 6.0 Regional Geology of Blocks CBS-I-193 and 194 - Central Cebu

                                 [MAP OMITTED]

5.2 Coal Geology

At least three seams appear to have developed to a mineable thickness. The seams named in this report as S-1, S-2 and S-3 vary in thickness from insignificant (<
0.30 m) to 1.50 m. Interburden between seams averages about 50 m in Mahangin-Hangin where all three seams occur in mineable thickness. However, at Luca and Suom, interburden between Seams S-2 and S-3 is only 10-20 m. Dips range from 15(degree) to 50(degree), averaging about 25(degree).

Seam S-1 was mapped in the Mahangin-hangin area from the numerous small mines. Coal thickness reportedly varied from 0.75 m up to 1.50 m averaging about 1.0 m.

Seam S-2 was mapped in all three  areas.  Coal  thickness  ranged from 0.75 m to
1.40 m averaging about 1.20 m. The coal is generally free of partings but has a consistent 0.20m fossilliferous mudstone roof, which, although useful as a marker bed, forms a very weak roof and thus will have to be mined together with the coal. Thus, the run-of-mine generally contains high ash and therefore coal washing is necessary.

Seam S-3 was also mapped in all the three areas.  Coal  thicknesses  ranged from
0.60 m to 1.50 m, also averaging about 1.20 m in Mahangin-Hangin and Suom but only 0.70 m in Luca. However, the seam generally includes mudstone partings, which comprise up to 40% of the total coal thickness. Thus, run-of-mine also contains high ash and needs to be washed. Both back and floor generally consist of mudstone. However, the immediate floor is highly plastic when wet and therefore heaves. A periodic re-grading of the tunnel floors has to be anticipated when


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mining the seam.  Providing the timber supports with sills and maintaining  good drainage will be necessary.

As noted, numerous undocumented small-scale mining operations have been ongoing in the area for the last 15 years, however such operations were only down to a depth of 20 to 30 m from the outcrop zone.

5.3 Coal Quality

The DOE conducted extensive sampling and washability tests to various coals in the country in 1997. Only the washed coal had been sampled and analysed in Luca area but sink-float test of the raw coal has not been conducted; results are presented in Table 1 below.

Table 1.0 Coal Quality Analysis of the Luca Coal Seam (DOE-ERL)

--------------------------------------------------------------------------------
ITEMS                                          As Received          Air Dried
--------------------------------------------------------------------------------
Air Drying Loss, %                             --                   2.23
--------------------------------------------------------------------------------
Moisture, %                                    10.31                8.26
--------------------------------------------------------------------------------
Ash Content, %                                 7.53                 7.70
--------------------------------------------------------------------------------
Volatile Matter, %                             41.13                42.07
--------------------------------------------------------------------------------
Fixed Carbon, %                                41.03                41.97
--------------------------------------------------------------------------------
Calorific Value                       Kcal/kg  6,142                6,282
                                      ------------------------------------------
                                      BTU/lb   11,055               11,308
--------------------------------------------------------------------------------
Total Sulphur                                  2.69                 2.75
--------------------------------------------------------------------------------
Ash Fusion Temperature, softening              1,234                1,252
--------------------------------------------------------------------------------
HGI                                            51
--------------------------------------------------------------------------------

Source: Establishment of Quality Database and Washability Potentials, DOE 1997

5.4 Geo-Hydrology

Limestone occurs above and below the coal, measure and these are of the cavity solution type. However, since the structures are monoclinal and the surface topography permits easy water runoff there is no perceived problem on underground water.

6 REGIONAL GEOLOGY - SOUTH CEBU

The Carcar-Barili Formation is the youngest stratigraphic group in the district. It consists mainly of limestone, limy tuff and limestone conglomerates. The area overlain by this type of rock usually exhibits karstic topography with numerous sinkholes and vertical cliffs. The Argao Group is composed of Linut-od Formation (upper portion), Butong Limestone (middle portion) and the Calagasan Formation.

The Linut-od Formation consists mainly of thick beds of shale, siltstone, mudstone and sandstone though thin lenses of limestone are also observed. Furthermore, it is known to bear two mineable coal seams, locally known respectively as upper and lower seam. The distance between the two seams varies from 6 to10 m.

Butong Limestone is dense, fine to medium grained, shaley to sandy, in section. It is massive to thin bedded in sections with colour ranging from yellowish grey to light brown. This kind of limestone deposit separated the Linut-od and Calagasan Formations.

Calagasan Formation is the lowest and the oldest formation of the Argao Group. It is typically made up of limestone and conglomerates. The lower part is chiefly conglomerate, sandstone and interbeds of shale and mudstone while occurrences of coal seams and lenses of limestone mark the upper portion. Figure 7 shows the regional geology covering the blocks applied for mining.


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The basement,  Pandan  Formation,  possibly of Late Cretaceous age is the oldest rock in the region. It is unconformably underlying the Argao Group and no local occurrence of coal had been reported or observed in this formation.

Figure 7.0 Regional Geology of Block CB-179 - South Cebu

                                 [MAP OMITTED]

Regionally, the southern section of Cebu is characterized by a NNE-SSW trending elongated antiform (DOE report, 1995) wherein the older formations like the Argao Group have been exposed while the younger ones like the Barili and Carcar Formations have been exposed along the coastal flanks. This has been interpreted by early geological work as due to a huge anticline on a NNE-SSW orientation.

6.1 Geologic Structures

The coalfield has been affected by one major fault and several minor faults. At the southern boundary of CB-179, the Maangtud fault striking NW has cut across the Butong limestone and dissected the coal seams. Displacement has been measured at about 60 m in a predominantly lateral direction. Noticeably, the coal seams dip at opposite directions after this fault. Minor faults have also cut and caused some displacements to the coal seams identified from Maangtud to Maloray areas (Figure 7).


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6.2 Coal Geology

The coal seams of the area occur as part of the NNW erosional window about 15 to 20 km long and 7 km wide. Calagasan and Linut-od Formations are the main coal-bearing formations and are exposed in the blocks applied for COC.

Calagasan Formation is widely exposed in CB-179 and 180 and at least 3 seams dipping steeply to the west have been identified and being mined by the small-scale miners. The seams are traceable from Manguerra mines located south of CB-179 where a very thick seam dipping steeply to the east is the main object of present mining activities. The coal seams persist northward up to the blocks operated by INIMACO and LUVIMIN to a distance of more than 10 km. The coal seams in CB-179 strike NNW in the southern part then NNE in the northern part and generally dip from 50(degree) to 70(degree) to the west; however the average dip in the area is 30(degree) to 40(degree). Some minor faults have cut across the coal seam where in some instances they have caused displacement.

Linut-od Formation is also exposed in the western portion of CB-179 but this has not been explored and there is no mining activity in that area. However, the coal seams previously worked out by Kinway Mining in the block south of Manguerra belongs to the Linut-od Formation

6.3 Coal Quality

The DOE ERL group conducted sampling and testing of all coals nationwide and established a database of the coal quality and washability of most coals. Based on their report, the following coal analyses, as presented in Table 2, have been taken from the Maloray area; one of the areas to be mined.

Table 2.0 Coal Quality Analysis of Maloray Coal

        ---------------------------------------------------------------
        ITEMS                         As received        Air Dried
        ---------------------------------------------------------------
        Air Drying Loss, %            --                 3.97
        ---------------------------------------------------------------
        Moisture, %                   10.28              6.57
        ---------------------------------------------------------------
        Ash Content, %                3.17               3.30
        ---------------------------------------------------------------
        Volatile Matter, %            40.35              42.02
        ---------------------------------------------------------------
        Fixed Carbon, %               46.20              48.11
        ---------------------------------------------------------------
        Heating Value, BTU/lb         11,800             12,200
        ---------------------------------------------------------------
        Total Sulphur                 0.52               0.54
        ---------------------------------------------------------------
        IT / ST, C                    1276               1336
        ---------------------------------------------------------------
        HT / FT, C                    1472               1472
        ---------------------------------------------------------------
        HGI                           52
        ---------------------------------------------------------------

7 COAL RESERVES

Based on the DOE accepted standards, the following parameters have been followed for coal reserve estimation:

      o Proven Reserves: in this category, the spacing between points of measurements and projections is 100 m considering a more persistent occurrence of the coal seams as had manifested by previous workings. Points of measurements have been based on actual coal seam thickness and attitude from underground workings such as shafts, levels, raises, winzes and adits aside from drillholes,

      o Probable Reserves: in this category, the points of measurements are generally projections of influence that forms the next 200 m extension beyond that of proven reserves.


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A summary of the reserves for all the blocks in the COCs is presented in Table 3 below.

Table 3.0 Reserves Summary for Cebu Projects

--------------------------------------------------------------------------------
Region                 Block          Metric Tonnes
                                      ------------------------------------------
                                      Proven           Probable     Insitu
--------------------------------------------------------------------------------
                       CB 33-I-193    135,887          81,861       2,980,000
                     -----------------------------------------------------------
Central Cebu           CB 33-I-194    55,879           217,635      310,000
                     -----------------------------------------------------------
                       CB 34-I-68     73,904           287,840      410,000
                     -----------------------------------------------------------
                       CB 34-I-69     234,330          912,664      1,300,000
--------------------------------------------------------------------------------
Subtotal                              500,000          1,500,000    5,000,000
--------------------------------------------------------------------------------
                       CB-179         350,985          683,202      806,453
                     -----------------------------------------------------------
South Cebu             CB-180         71,583           171,690      546,773
                     -----------------------------------------------------------
                       CB-219         197,391          473,437      1,507,734
                     -----------------------------------------------------------
                       CB-259         280,041          671,671      2,139,040
--------------------------------------------------------------------------------
Subtotal                              900,000          2,000,000    5,000,000
--------------------------------------------------------------------------------
TOTAL                                 1,400,000        3,500,000    10,000,000
--------------------------------------------------------------------------------

The proven and probable reserve figures for blocks CB 33-I-193 and CB-179 presented above are the volumetric figures taken from the feasibility studies conducted by Careminer (Consultants to FEI). In those studies, only one block (as specified) from each COC was addressed for particular emphasis on mine development and volumetric reserve purposes.

The proven reserves shown for the remaining blocks were derived from ensuring a persistent occurrence of the coal seam of no more than 100 m between outcrops, old mine workings and examined drillhole data and related sections. Probable reserves were determined similarly with the exception that the distance was increased to 200 m. Insitu reserves were determined by delineating coal seam occurrence at distances greater than 200 m. These figures come from all available data, field observations and detailed discussions with previous miners.

All drillhole logs and cross sections available for both Central (North and South Central) and South Cebu, were observed in detail by the primary author of this report. The database comprises over 110 surface drillholes at various spacings ranging from 100 m to well over 1 km. In all cases, the data confirms a consistency in both coal seam continuity and coal seam intersection thicknesses over the entire strike length within each COC. This data is further substantiated by physical field evidence (seam outcrops), combined with old and current mine workings.

The figures in Table 3 are, in the authors' (of this report) opinion, very conservative. At Central Cebu in Uling, for instance, field and drillhole evidence confirms the existence of 5 additional seams in addition to the 3 (S-1, S-2 and S-3) already detailed. These additional seams have thicknesses ranging from 0.5 m to over 1.5 m thereby substantiating that coal resources are much larger than previously thought.

7.1 Central Cebu

Previous small-scale operations have not mined out of CB 33-I-193 since these small-scale miners can only mine up to a limited depth. More coal reserves exist in the other three blocks but further exploration and geological studies have to be conducted since the data is currently being withheld by the previous operators.

Seams S-1 and S-3 reserves were excluded in the reserve estimation as mine design hinges only on the more consistent S-2 seam. Additional seams (as noted earlier) were also excluded.

The parameters used in the determination of mineable reserves were:


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      o     Average true thickness of seam S-2 is 1.20 m,

      o     Average dip is 25(degree),

      o Specific gravity was based on the USBM/USGS scheme or 1.3 metric tonnes /m(3),

      o Area of influence limit for proven reserves is 100 m from the last observation point,

      o For probable reserves, lateral and down dip extension of the coal seam is 50 m from the proven reserve limit.

For the purpose of mining, the panels and other necessary mine structures are laid on each seam to define the mining plan. Explicitly, mining reserves based on what will actually be extracted is calculated after deciding things like protective pillars in between panels, faults, abandoned underground workings, seam outcrop, main and ventilation shaft, etc. The coal contained inside the panels/blocks is calculated and classified as recoverable reserves including the pillars in between panels as these will also be mined with the longwalls.

Based on actual parameters obtained from previous mines with the same mining operation, a 90% factor for mining recovery has been applied. Losses during mining and transporting the coal are also considered. Layouts of the proposed panels have already been planned out. The mining reserve is the coal contained in the longwall panels of the approved mine plan. This includes all safety and protective pillars. Recoverable reserves are obtained by multiplying the mining reserve with the 90% mining recovery.

All the reserves were either proven or probable considering the persistency of the seams as proven by the old DGSCM mines and the deeper small-scale mines in the areas. Significant additional reserves exist in the Suom area below the level of mining of the small mines and at CB

33-I-194 as indicated by the small mines and the HMDC drain adits but are not included in Table 3.

7.2 South Cebu

At block 179, only Seam B has been mined by the previous operators and this seam has a thickness of 0.6 - 1.5 m. The seams dip steeply at 50(degree) to
70(degree) at the general strike changing from north-northeast to south-southwest, but the average dip is much shallower ranging 30(degree) to
40(degree)  as  evidenced  by  the  existing   mining   operation  of  neighbour
competitor.

All available data and information obtained by IEVI (from its mining operations) have been taken as the basis of the initial coal panel reserves calculations.

8 MINING - CENTRAL CEBU

A preliminary feasibility was conducted on the Central Cebu coal project. It proposes a mining method(s), complete with rates and costs including cash flow diagrams. What follows is a brief description of the suggested mining methodology.

Mini-longwall (MLW) panels and other mine structures necessary in mining the coal are laid on mine plans separately for the seams. All the mine designs, production plans, facilities, infrastructures and operational details are based on the desired annual production of 45,000 metric tons run-of-mine. Mining has been programmed to start from the most accessible panels to attain full production while development proceeds to maintain the availability of two panels at all times. If, at any point in time, the management decides to increase the output further, increasing the number of panels would be easy.

Safety and efficiency of MLW extraction dictates that the upper seams should be mined initially -before the underlying seams. Mining the lower seams first will render the upper seams inaccessible. Mine development has been programmed to attain full production at the earliest possible time. This is achieved by developing the shallow panels of the lower seam that do not in any way affect overlying panels of the middle and upper seam.


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Since the attitude of the coal seams, with respect to topography,  only perm its an underground mining method, the shortwall mining method is being considered. With an average coal seam thickness of 1.2 m and a dip of 25(degree), economics dictate that the shortwall mining method is advantageous over the typical room-and-pillar method. The former method will allow for higher reserve recovery and higher productivities if employed correctly.

Generally, shortwall panels are designed with 25 to 30 m mining faces, with a 10 m separation between panels. Initially, coal extraction will be accomplished by manual coal pick and shovel but will eventually be upgraded to the use of pneumatic picks as soon as the cash flow position of the company allows. Coal transport in the coal face shall be done using hard plastic troughs, which are possible due to the 25o dip of the seam. At the main gate, the coal will be directly loaded into mine cars having a capacity of 1.0 metric tonnes. The loaded cars will then be hand-trammed out to the main shaft and hoisted out of the mine.

8.1 Mining Method

The selection of the mining method has been based on the characteristics of the seams, properties of the roof and floor, persistency of thickness, related advantages and disadvantages of each method as experienced by other mines of similar conditions. The previous room and pillar mining method employed by DMC-CERI and the longwall mining operations of then PNOC-MCC were used as references. A typical MLW operation is shown below in Figure 8.

Figure 8 Typical Mini Longwall Mining Method


                             [PLAN GRAPHICS OMITTED]

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The MLW mining  method will be employed  in general,  however in portions  where thinning and swelling persists, shortening of the panel width will be necessary. Primarily, the advantage of longwall mining over room-and-pillar mining is the high rate of coal recovery that reaches up to about 90% of the panel reserve compared to a recovery of less than 50% for the latter. In addition, mining cost has been established to be much cheaper with the longwall operation given the same geological conditions.

The planned operation is directed in line with the company's objective of fully utilizing the cheap labor available in the site at the same time increasing the productivity. With this objective, gradual but continuous introduction of appropriate level of mechanization is also planned.

After a thorough review of the geological data and information of the seams, it has been established that the conventional MLW (shorter width than normal longwall) method is the most applicable. In the country, only PNOC has mined by longwall as introduced by the DIA Consultant in the early 80's. MLW mining method has the following advantages:

      o     Maximum recovery of reserves

      o     High productivity

      o     Ability to deal effectively with week roof and floor

      o     Suitable to flat and moderately dipping seams

      o     Ventilation is simpler

It is planned that all the panels will be mined in a retreating fashion because of the problems experienced in an advancing one like that in PNOC Malangas mine. To attain the desired production target of 75,000 metric tonnes per year, two MLWs are needed at a time. Operations will be on two shifts per day and six days per week for a total of 300 working days per year. The other parameters used are:

      o MLW face length is 30 m. If thin and swell conditions become a problem method is shifted to room-and-pillar mining,

      o     Pillars in-between panel are 20 m,

      o Pillars shall be mined also together with the panel below, it in retreat,

      o     Average daily face advance rate is 1.2 m,

      o     Average specific gravity is 1.3.

At the desired production output, the conventional MLW system consisting of timber props as face support, water-assisted flumes for face transport, pick hammers with occasional drill and blast are deemed adequate.

8.2 Mine Design

The mine is designed based on the detailed geological interpretations done for every coal seam, geo-technical and hydrological data gathered during the exploration stage and applied engineering principles and practices on coal mining.

Selecting and deciding the mode of access to the coal seams is the foremost step and most critical since it is there that other underground openings are reckoned. Main mine entries can be tunnels, vertical shafts or inclined shafts or a combination depending on the location of outcrops, how the seams have developed towards the depth, topography and surface accessibility.

8.3 Production Plan

At least four separate mines can be developed at Central Cebu. Seam S-2 in Mahangin-Hangin can be developed as "Mine 1" whilst Seam S-2 in Luca can be developed as Northwest and Southeast Mines. Pending evaluation of the reserves in the Suom block and CBS-194 by end of


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the first year of  exploration  and  delineation,  at least  another mine can be developed in the area as well.

For the proposed five-year work program, only seam S-2 in both the Luca and Mahangin-Hangin areas will be developed. The Southeast Mine will be developed initially beginning in year 1. The driving of the Northwest Mine twin shafts will then commence in year 2, four months after commissioning the second panel in the Southwest Mine. Mine 1 will be developed starting the second month of year 3 as a replacement for the Southeast Mine. FEI may decide to develop Seam S-3 and the possible mine in CBS-194 on the fourth or fifth year of this program as a replacement for the Northwest Mine and Mine 1 - once they are exhausted. On a yearly basis, the estimated coal production is summarized in Table 4.

Table 4.0 Proposed Production Plan

                    -----------------------------------
                    Year          Metric Tonnes /Yr
                    -----------------------------------
                    2005          --
                    -----------------------------------
                    2006          16,000
                    -----------------------------------
                    2007          60,000
                    -----------------------------------
                    2008          75,000
                    -----------------------------------

The down dip extension of Seam S-2 will effectively extend the life of the Northwest, Southeast and Mine 1 mines beyond the proposed five-year program. The company will have to seek approval of the DOE for such a program and the respective adjustments in its work commitments.

In general, two slopes shall be driven from the industrial site on a southeast direction. The Main Slope shall be utilized as the main entry of men and materials to the underground as well as the coal haulage. The Ventilation Slope shall be utilized for air exhaust and emergency exit.

8.4 Mine Layout

The mine layouts of each area have already been planned. Both slopes shall be driven to follow Seam 2 on a southeast direction at least 30 m apart to make them more stable.

From the slopes, pairs of panel gates 30 m apart shall be driven laterally on both sides towards the outer limit of the coal seam. At the end of the panel, the gates (main and return) shall be connected by a face raise which then will be prepared as the starting MLW face for a retreating coal winning process. Each panel is separated by a 20 m pillar. This pillar shall also be mined simultaneous with mining the lower adjacent panel. This way, the construction of costly stone packs is eliminated just to preserve the stability of the return gate if mining is without the pillar.

8.5 Roof Support

Three-piece timber sets shall be the primary ground support in all underground driving such as the slopes, tunnels and gates. Timbers will mostly be round logs of the sturdy variety.

The slope portals shall be concreted to a distance of 25 m inside. This is to ensure the stability of the entries to the underground.

8.6 Coal and Waste Transport

Unlike in large longwall operations, a mechanized transport system such as conveyors is not feasible with the small output. Small capacity but cheap methods such as water-assisted flume are more appropriate. These flumes are normally laid at the footwall of mining face at a minimum inclination of 5(degree). At the lower end of the flumes, the coal is directly discharged into the sieve bends where water is removed and recycled back. Dewatered coal drops straight to the mine cars parked below the sieve bend.


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The train of mine cars pulled by a locomotive battery has sufficient capacity to handle production during the peak hours when at least a longwall face and two development headings are simultaneously feeding.

During the development of the gates or level roadway hand mucking will be used to load the coal and rocks into the flumes.

9 MINING - SOUTH CEBU

A preliminary feasibility was conducted on the South Cebu coal project. It proposes a mining method(s), complete with rates and costs including cash flow diagrams. What follows is a brief description of the suggested mining methodology.

The coal seam is subdivided into panels similar to a longwall layout. Each panel is bounded by two gates, the lower will serve as the main coal haulage and fresh-air intake to the mining face while the upper one will serve for ventilation return, emergency exit and haulage ways for supports and filling materials.

From the farthest end of the panel (maybe limited by fault or thinning) an initial mining face is driven from the lower gate to the upper gate. Starting from the bottom of the panel and just on top of the timber support a 2.40m high horizontal slice is advanced to about 5 m. The succeeding slices are now oriented 30(degree) on an apparent dip to allow controlled free flow of broken coal along a laid PVC flume.

Coal is excavated using a drill and blast technique. After blasting, the roof is supported with timber stulls at a spacing that will allow workers to move freely at the mining face. By the time the entire face is moved at least a slice, broken rock from the surface is brought down and filled to the mined-out portion leaving a gap between the fill material and the coal roof enough for the workers to stand when working.

The broken coal freely falls down to the mine cars parked below which, when full, are pulled to the shaft station for surface hoisting. Within the first five years of operation management desires to have obtained a level of production of 51,800 metric tonnes per year while doing extensive exploration to prove the coal reserves at lower depth as well as along the lateral extent of the seams towards the other blocks. Production is intended to come from the three areas previously operated and left by the other company 10 years ago.

The areas ready for mine development are the South Ablayan, North Ablayan and North Maloray areas. Due to lack of drilling information in the deeper portion of the seams, mining shall be divided in 2 phases. Phase 1 consists of mining the panels delineated as proven reserves while doing the exploration of the continuation of the seams at deeper portions. Phase 2 involves mining the portion of the coal seams below the proven reserves after thorough exploration.

9.1 Mining Method

Diagonal Saw-Teeth method (sometimes called Stepped-Face method) is considered the most appropriate method to introduce in extracting the coal. As shown in Figure 9, the method resembles that of a jigsaw blade and was successfully utilized at very high productivity (over 35 metric tons per man-shift) in Sumitomo Akabira Mine in north Japan.


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Figure 9.0 Typical Diagonal Saw-Teeth Mining Method

                                [GRAPHIC OMITTED]

The hanging column of coal is drilled and blasted for production. Air auger drill with 1" bit is commonly used because electric equipment is restricted underground especially when gassy conditions prevail. Holes are drilled normally at a spacing of one meter from each other and with a depth of 1.5m.

Only permissible type of explosives is allowed in underground and likewise, only electric blasting cap is used for detonation.

9.2 Mine Design

The objective is to attain full production of 36,000 metric tonnes of clean coal annually at the earliest time possible and at the most reasonable cost.

Initial mine development includes driving Tunnel 550A and B to coal seam B at Maangtud area. These two tunnels will interconnect inside to have an alternative haulage way. Upon intercepting the coal seam B, a ventilation raise shall be driven upwards at the designated end of the panel and come out on the surface at the outcrop zone. Even natural ventilation can induce air circulation with such ventilation raise(s).

From the coal intercept, tunnel 550 will be driven following the coal seam to the farthest extent or when the coal seam thins out totally. The tunnel will be driven at a gradient of -0.5% to allow mine water to flow freely out of the mine.

When full production is attained, development work shall be slowed down, leaving few development crews only for the roadways and gates. These headings will be developed only as required. Panel preparation shall continue at a pace equivalent to, or slightly faster than, the


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advance rate of panel extraction, which in this case is 1.2m/day/panel. In order to maintain the availability of a panel at a time, gates shall be developed at a rate of at least 2m/day/panel. It is estimated that the first panel in stage 1 will be available after 9 months from the start of mine development. From that time on, the desired production of 1,000 metric tonnes /mo shall be maintained. As the worker's gain experience and expertise on the new mining method production will accelerate to 2,000 metric tonnes /mo. By then, the new panels in the second area shall already be producing and the target production of 3,000 metric tonnes becomes consistent.

9.3 Production Plan

On a panel by panel basis, a production program for Phase 1 is generated detailing the sequence of mining and tonnage expected to be produced. The objective of this exercise is to fulfill the desired output of 60,000 metric tonnes per year of clean coal and to pinpoint where the coal should come from. On a yearly basis, the estimated coal production (including incidental coal) is summarized in Table 5.

Table 5.0 Proposed Production Plan

                         ----------------------------------
                         Year         Metric Tonnes /Yr
                         ----------------------------------
                         2005         --
                         ----------------------------------
                         2006         20,000
                         ----------------------------------
                         2007         50,000
                         ----------------------------------
                         2008         60,000
                         ----------------------------------

9.4 Coal and Waste Transport

Blasted coal drops down and is allowed to flow freely by gravity along PVC coal flumes. Coal flumes resemble that of a gutter and are made of PVC to make them lightweight. One end is slightly expanding while the other end tapers slightly in order for several flumes to be connected with overlaps. Normal PVC flumes for coal application have lengths of 2.4 m and width of 60 cm inside.

Broken coal is directly loaded to cars waiting at the lower gate. Filled cars will either be trammed by hand or pulled by small electric hoist at the gate entrance. For every blast of 5.4 m(3) (bank volume) the resulting volume of broken coal will be about 6.8 m(3) for which 5 cars of 1.6 m3 capacity (cars are normally 90% full) are needed.

When mining is still above Tunnel 550 (at elevation 550) a train of 5 mine cars pulled by a 6-ton battery locomotive out of the mine is the main haulage system. Tunnel 550 shall be the main haulage tunnel for production as well as bringing in materials and men to the working areas.

When mining progresses to the lower panels (below 550 elevation) the main slopes shall be utilized for haulage way and transport of men and materials. At the staging area in every level, the cars are coupled and brought out using the main rope haulage system with the main hoist installed on surface. The main haulage slope is designed to have a maximum gradient of not more than 30% (17(degree)) in order to pull at least 5 cars at a time.


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10 QUALIFICATIONS, EXPERIENCE AND INDEPENDENCE

The CSA Group is a consulting firm, which has been providing services and advice to the international mineral industry since 1984. The primary author of the Competent Person's Report, Mr. Dexter Ferreira, is a senior geostatistician with over 15 years experience in project evaluation internationally, including extensive involvement with mineral projects throughout South America and Africa. He is a member of South African Council for Natural Scientific Professions, and qualifies as an 'Expert', 'Competent Person' and 'Qualified Person' as defined in National Instrument 43-101 and the JORC Code respectively.

Neither The CSA Group, nor the author of this report, has or has previously had any material interest in Forum Exploration Inc. or the mineral properties in which FEI has an interest. Our relationship with FEI is solely one of professional association between client and independent consultant. This report is prepared in return for professional fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

11 PRINCIPAL SOURCES OF INFORMATION

The CSA Group has based its review of Forum Exploration Inc's coal properties on information provided by FEI, along with technical and feasibility reports prepared by Forum, and other relevant published and unpublished data. National Instrument 43-101, which sets a standard for reporting, requires that a site visit be undertaken to the projects or assets. In this instance, site visits were undertaken to all projects by the primary author in March 2005 (Central Cebu; both North Central and South Central, and Southern Cebu).

The CSA Group has made all reasonable enquires to ensure the authenticity and completeness of the technical data on which it has relied, and a final draft of the report was also provided to Forum Exploration PLC, along with a written request to identify any material errors or omissions prior to lodgement.


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12 GLOSSARY OF TECHNICAL TERMS

Adit
A horizontal or sub horizontal tunnel used to access ore.

Aeromagnetic survey
A survey of the earth's magnetic field carried out from a helicopter or airplane.

Air photo interpretation
The identification of geology and structures from interpretation and examination of aerial photos.

Alluvial
Descriptive of sediments, which have been deposited by rivers or streams.

Alpine Orogeny
Descriptive of a major period of tectonism that occurred in phases through Cretaceous to mid-Tertiary.

Anomaly
Value higher or lower than the expected or norm.

Anticline
A fold in rock strata that is convex upward with a core of older rocks.

Argillite
A clay-rich sedimentary rock.

AusIMM
JORC Australasian Institute of Mining and Metallurgy Joint Ore Reserves
Committee.

Ball mill
Machine used to crush rock during the processing phase.

Basin
A regional depression, which may be structural in origin.

Bed/bedding
Distinct tabular unit(s) of rock laid down on the earth's surface.

Bitumen
Naturally occurring tar-like hydrocarbon of indefinite composition.

Block model
A3D array of cells constructed to enable recording of variables of interest such as grade and geology.

Breccia
Rock fragmented into angular components.

Calcareous
Said of a rock which contains calcium  carbonate.

Calcite
Calcium carbonate, CaCO(3).


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Cap-rock
The uppermost chaotic and insoluble portions of a salt diaper which remain after salt has ceased to flow.

Carbonaceous
Said of a sedimentary rock containing organic material.

Carbonate
Arock, usually of sedimentary origin, composed primarily of calcium, magnesium or iron and CO3. Essential component of limestones and marbles, but may also occur as a product of alteration.

Carbonate platform
The shallow margins of a marine basin where carbonates are being deposited.

Cenozoic
Epoch of Earth's history from 65 million years ago to Recent times.

Channel sample
Sample obtained by cutting a representative channel or grove across a rock face or profile.

COC
Coal operating contracts is a means by which coal mining is regulated in the Philippines

Collapse breccias
Breccias resulting from the dissolution of part of the rock and the subsequent collapse of the rock structure.

Compression
When tectonic elements oppose and form a certain type of resulting structures.

Competent Person
A "Competent Person" is a person who is a Member or Fellow of the Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a 'Recognised Overseas Professional Organisation' ('ROPO') included in a list promulgated from time to time. A 'Competent Person' must have a minimum of five years experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which that person is undertaking.

Core
A tube of rock produced by diamond drilling.

Cretaceous
Applied to the third and final period of the Mesozoic era.

Decline
An inclined tunnel-like excavation into the ground to allow vehicle and equipment access for the mining of ore bodies.

Diamond drilling
Method of obtaining cylindrical core of rock by drilling with a diamond set or diamond impregnated bit.

DOE
Department of Energy in the Philippines.


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Dolomite
A rock composed of calcium and magnesium carbonate.

Expert
An appropriately qualified person who prepares and is responsible for a report issued under the JORC and / or National Instrument 43-101 Code, who can demonstrate independence and competence in the preparation of the Report, and is a professional having at least ten years of relevant expertise and experience in the general, mining or petroleum industry.

Face sampling
Sampling of an exposed rock face in underground development fire assay. The assaying of metallic ores, usually gold and silver, by methods requiring a furnace heat.

Geological mapping
The process of identifying and recording the distribution and types of rocks and other geological features.

Geophysical
Use of electrical techniques or the measure of natural phenomena to assist in determining sub-surface features.

JORC Code
Code and Guidelines for the assessment of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australian Institute of Mining and Metallurgy.

Limestone
Sedimentary rock wholly or in large part composed of calcium carbonate, CaCO(3).

NI43-101
Canadian legislative code for the assessment of mineral resources and ore reserves for listing on any Canadian stock exchange.

Neogene
The later of two periods into which the Cenozoic era is divided.

Organic carbon
Carbon derived from organic processes.

Percussion drilling
A drilling method which uses a percussive hammer on a set of drill rods to drill a hole, using compressed air to power the hammer and remove drill cuttings.

Proterozoic
An era of geological time spanning the period from 2,500 million years to 570 million years before present.

Qualified Person
"Qualified person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

Reverse Circulation (RC)
A drilling method in which the fragmented sample is brought to the surface inside the drill rods, thereby reducing contamination; commonly used with a percussion hammer bit.


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Rock chip sampling
The collection of selective or representative samples of rock fragments within a limited area.

Sandstone
A sedimentary rock composed of cemented or compacted detrital minerals, principally quartz grains.

Schist
A crystalline metamorphic rock having a foliated or parallel structure due to the recrystallisation of the constituent minerals.

Shale
A fine-grained, laminated sedimentary rock formed from clay, mud and silt.

Soil sampling
The collection of soil specimens for mineral analysis.

Tertiary
Subdivision of geological time covering the period from 65 million years to 1.6 million years ago.

Thrust

Alow angle (shallowly inclined) fault or shear on which the rocks on the top have moved up and over the rocks on the bottom.

Trench sampling
A sampling technique in which a shallow linear excavation is made in the ground surface, which is then methodically sampled, generally along one wall.


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APPENDIX I

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS FOR FEC

General

Included in this Appendix are the pro forma financial statements for FEC for the twelve months ended December 31, 2004, after giving effect to the Transaction.

Notes contained in the schedules hereto

FEC's activities relate to oil and natural gas exploration and development. FEC follows the "full-cost" method of accounting for oil and natural gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis.

                                               Forum Energy Corporation
                                            Statement of Net Operating Loss
                                        Balance Sheets as at December 31, 2004
                                                     (Cdn$ 000's)

    Expenses                                          (unaudited)
           Genereal and Administration                      1,755
           Depreciation                                       268
           Foreign Exchange                                    -8
           Interst Expense                                    162
                                                       ----------
           Net Operating Loss                                2127
                                                       ==========

NOTE: Please see note concerning the above table / proforma numbers at the foot of the following page:

                            Forum Energy Corporation
                             Proforma Balance Sheet
                      As at December 31, 2005 to take into
                         account effect from Transaction

                                                     Pre-Transcation   Post-Transaction
                                                        Cdn$ 000's        Cdn$ 000's
Current Assets                                          (unaudited)      (unaudited)
      Cash                                                    25                18
      Accounts Receivable,deposits & Prepaid                  77                 5
      Investments                                            397               397
                                                          ------            ------
                                                             499               419
                                                          ------            ------
Property Plant & Equipment (Less Depr)                    10,191                -0
      Other Investments                                      518               518
      Investment in Newco Shares                               0             2,551
                                                          ------            ------
                                                          10,709             3,069
                                                          ------            ------
                                                          11,208             3,488
                                                          ======            ======
Current Liabilities
      Accounts Payable                                     1,544               695
      Short-term Loans                                       318               318
                                                          ------            ------
                                                           1,862             1,013
      Long-Term debt                                       6,849                -0
      Convertible Debentures (1)                             649               649
                                                          ------            ------
                                                           7,498               649
                                                          ------            ------
                                                           9,359             1,662
                                                          ======            ======

Shareholders Equity
      Share Capital                                       14,909            14,908
      Contributed Surplus                                    729               729
      Unrealized Loss on Investment (2)                   -5,705            -5,728
      Deficit                                             -8,084            -8,084
                                                          ------            ------
                                                           1,849             1,825
                                                          ------            ------
                                                          11,208             3,488
                                                          ======            ======

Notes:

1) Convertible debenture will be split between an equity and debt portion in accordance with Canadian GAAP

2) Unrealized loss on investment reflects an investment in Langley Park Investment trust shares which were written down to their market value as at december 31, 2004.

NOTE: The above proforma numbers are the unaudited consolidated results for the Forum Energy Corporation Group of Companies and have been presented in this circular purely for comparative purposes to show the effect of the Transactions to the financial statements of the Company. In particular this has been prepared to reflect the consolidated results to include the group with Forum Exploration Inc on a full consolidation basis to results reflecting the transfer of FEC's interest to an investment in Newco shares (subsequent to the placing of additional shares) and assuming that FEC's position in Forum Exploration, Inc will be diluted.

At the time of releasing this circular to the shareholders of FEC the audit is being finalized and therefore the accounts may be subject to restatement to reflect Canadian GAAP pronouncements currently in effect. There are no accompanying notes to these financial statements and the reader is urged to review the previous financial statements to be aware of the basis of preparation of this proforma financial information. FEC assumes no responsibility for the accuracy of these pre-forma financial statements and advise that they will be subject to change when the final audited results are published.

                            Forum Energy Corporation
                        Selected Financial Data CDN GAAP
                      (CDN $ in '000, except EPS, Weighted
                      Avg. Shares and Capital Stock Shares
                      Avg. Shares and Capital Stock Shares

---------------------------------------------------------------------------------------------------------
                                       Year           Year           Year          Year          Year
                                      Ended          Ended          Ended         Ended         Ended
                                     12/31/03       12/31/02       12/31/01      12/31/00      12/31/99
---------------------------------------------------------------------------------------------------------
Revenue                              $      --       $     --       $     1       $     1       $ 1,080
Operating loss                       $  (1,397)      $   (783)      $(1,195)      $(1,665)      $(2,891)
Net loss                             $  (1,356)      $ (1,058)      $(1,514)      $(2,028)      $(3,225)
Net loss per share                   $   (0.01)      $  (0.10)      $ (0.17)      $ (0.28)      $ (0.74)
Diluted Net loss per share                  --             --            --            --            --
Dividends per share                  $    0.00       $   0.00       $  0.00       $  0.00       $  0.00
Weighted Avg. Shares O/S ('000)        113,700         10,404         8,734         7,338         4,351

---------------------------------------------------------------------------------------------------------
Working Capital                      $    (283)      $   (587)      $  (574)      $  (281)      $   592
Resource Properties (1)              $   8,951       $     --       $    --       $   149       $    --
Long-Term Debt                       $   6,882       $     --       $    --         $ Nil         $ Nil
Shareholders' Equity/                $   1,809       $   (576)      $   242       $   838       $   986
(deficiency)

Capital Stock Shares ('000)            135,821         10,511         9,529         7,845         5,111
Total Assets                         $   9,109       $     71       $   852       $ 1,164       $ 1,379
---------------------------------------------------------------------------------------------------------

DESCRIPTION OF SHARE CAPITAL OF FEC

The authorized capital of FEC consists of an authorized capital of unlimited number of common shares (the "Common Shares").

CAPITALIZATION

There is no effect to the share Capitalization in the Transaction. The number of shares in issue before and after this transaction will be 174,583,646

DIRECTORS AND OFFICERS

The names, municipalities of residence of the directors and officers of FEC after giving effect to the Transaction, their positions and offices to be held with FEC, and their principal occupations during the past five years are as follows:

The following table lists as of the date of this report the names, ages, functions and areas of experience in our operations of all the Directors and Senior Management. Each Director will serve until the next annual general meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with our charter documents. The Executive Officers serve at the pleasure of the Board of Directors.

-------------------------------------------------------------------------------------------------
Name                               Age    Position/Area of Experience/Function
-------------------------------------------------------------------------------------------------
Larry W. Youell (1)                63     Director since June 1998, CEO since May 18th 2005.
Riaz Sumar (3)                     35     CFO since May 18th 2005
Barry Stansfield (1)(2)(3)         53     Non executive Chairman
David G. Wilson (1)(2)(3)          59     Director since June 1998
Robert Lynch Jr. (1)(2)(3)         72     Director since May 18th 2005
Dr. Water Brown                    65     Director since May 18th 2005
-------------------------------------------------------------------------------------------------

            (1)   Member of Audit Committee.

            (2)   Member of Compensation Committee

            (3)   Member of the Corporate Governance Committee

      The following persons were members of our Board of Directors as of December 31, 2003 and resigned as of the dates indicated:

      Mr. David Robinson resigned effective April 30, 2003 but was re-appointed a director and President and Chief Executive Officer on December 8th, 2003. Resigned May 18th 2005

      Mr. David Thompson resigned effective May 18th 2005. Mr. Riaz Sumar resigned as Corporate Secretary and was replaced by Mr. David Thompson in August 2003. Re-appointed CFO May 18th 2005.

      Mr. Robert Lynch and Dr. Walter Brown were appointed non-executive directors May 18th 2005.


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

Information about our Directors and Officers

Mr. Larry Youell, CEO and Director

      Mr. Youell spent 21 years with Consumers Gas Company Limited and its subsidiaries ("Consumers"), in a variety of roles with increasing responsibility including Senior Vice President Operations, and Senior Vice President Business Support. He was also President of Rose Technology, and General Manager of Consumers' largest division. Prior to joining Consumers, Mr. Youell was a Management Consultant with an international base of clients. Mr. Youell was born and raised in Calgary, Alberta. He received his Honours degree in Business from the University of Western Ontario in 1963 and a Masters in Business Administration from that university in 1968. Mr. Youell has been active in charitable causes, including serving as Chair of the Arthritis Society in Ontario and lead roles in fund raising for United Way and Skylight Theatre. He is also Past Chair of the Ontario Natural Gas Association and International Approvals Services Inc. Mr. Youell is Mr. David Robinson's uncle.

Riaz Sumar, CFO, Corporate Secretary and Director

      A resident of Calgary, Mr. Sumar has extensive financial experience with public companies. Mr. Sumar was previously Financial Controller of Forum Energy Corporation 1996 - 2003. Currently also CFO of TransAKT corp. and previously CFO of TSX listed North American Gem Inc. He received his Honors Bachelor of Science degree from the University of British Columbia in 1990 and received the designation of Certified General Accountant in 1997.

Mr. David Wilson, Director

      A resident of Calgary, Mr. Wilson is a geologist with 34 years of experience who provides us with international oil and gas exploration and development expertise. He spent over twelve years with a major Canadian oil and gas company, lastly as the Senior Director - Strategic Exploration Group. He currently is a director and Executive Vice President for Mergers and Acquisitions of Nations Energy Company Limited, a private Canadian company with operations in Kazakhstan, Azerbaijan, and California. Nations Energy Company Limited currently produces 40,000 barrels of oil per day.

Mr. Barry Stansfield, Director

      A resident of London, England, Mr. Stansfield's expertise lies in marketing. He spent the last 5 years working as a partner in B&L Estates, a property management company.

Robert J. Lynch Jr., Director

      A resident of New York, USA, Robert Lynch has over 40 years business experience. Currently also President of American & Foreign Enterprises Inc. and President and Director of Lynch Farms Inc. Mr. Lynch has extensive experience of quoted companies and was previously Director of NASDAQ listed Hadron Inc. NYSE listed Dames & Moore and a Director of NASDAQ listed Data Broadcasting Corporation.

Dr. Walter Brown, Director

      A resident of Manila, Philippines, Dr. Walter Brown has extensive experience with resource and public companies and is also currently Chairman and CEO of TSX listed Philex Gold Corporation.

None of our directors and/or executive officers or those persons to be appointed have been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

      There are no other arrangements or understandings between any two or more directors or executive officers, pursuant to which he was selected as a director or executive officer. Except as disclosed above, there are no family relationships between any two or more directors or executive officers.

B. Compensation.

      We have committed to pay our directors the following consulting fees and directors fees on a monthly basis:

                          Larry Youell                US$5,000
                          Riaz Sumar                  US$5,000
                          Barry Stansfield            US$3,000
                          David Wilson                US$1,000
                          Robert Lynch                US$1,000
                          Dr. Walter Brown            US$1,000

      In addition, the Board of Directors may award special remuneration to any Director undertaking any special services on our behalf other than services ordinarily required of a Director. Other than as indicated below, no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

      We grant stock options to Directors, Executive Officers and employees; as described below under, "Options to Purchase Securities from Company or Subsidiaries".

      None of our executive officers/directors received other compensation in excess of the lesser of US $25,000 or 10% of such officer's cash compensation as reported in the compensation table above and all executive officers/directors as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or 10% of the compensation reported in the compensation table above.

      No funds were set aside or accrued by us during the year ending December 31, 2004 to provide pension, retirement or similar benefits for directors or executive officers. Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or executive officers.

Options to Purchase Securities from FEC or Subsidiaries.

      Options to purchase securities from us are granted to directors/officers and employees on terms and conditions acceptable to the relevant regulatory authorities. We adopted a formal stock option plan on June 19, 2000.

                      Stock Options Granted and Outstanding

-------------------------------------------------------------------------------------------------
Name                  Number of     Exercise      Expiration Date       Issue/           Balance
                        Common        Price                           (Exercise)
                        Shares                                         (Expired)
                                                                      (subsequent
                                                                        to Y/E)
-------------------------------------------------------------------------------------------------
David Robinson          500,000      $  0.08       April 26, 2008        (85,227)        414,773
                      1,000,000      $  0.43       April 26, 2004            Nil       1,000,000
                                     $  0.31       April 26, 2008         68,182          68,182

-------------------------------------------------------------------------------------------------
Larry W. Youell       1,250,000      $  0.08       April 26, 2008       (213,068)      1,036,932
                                     $  0.31       April 26, 2008        170,455         170,455
                        220,000      $0.0723      January 31, 2010        15,906          15,906
-------------------------------------------------------------------------------------------------
Barry Stansfield      2,000,000      $  0.08       April 26, 2008       (340,910)      1,659,090
                                     $  0.31       April 26, 2008        272,726         272,726
                         80,000      $0.0723      January 31, 2010         5,784           5,784
-------------------------------------------------------------------------------------------------
David G. Wilson         500,000      $  0.08       April 26, 2008        (85,227)        414,773
                                     $  0.31       April 26, 2008         68,182          68,182
                         80,000      $0.0723      January 31, 2010         5,784           5,784
-------------------------------------------------------------------------------------------------
David Thompson        1,250,000      $  0.08       April 26, 2008       (213,068)      1,036,932
                                     $  0.31       April 26, 2008        170,455         170,455
-------------------------------------------------------------------------------------------------
  Riaz Sumar            200,000      $  0.08       April 26, 2008        (34,970)        200,000
Total Officers,
  Directors,          7,080,000                                                        6,539,974
 Consultants
-------------------------------------------------------------------------------------------------

                     Warrants Held by Directors and Officers

-------------------------------------------------------------------------------
        Name                 Number of share       Exercise Price   Expiration
                            Purchase Warrants                          Date
-------------------------------------------------------------------------------
Larry Youell                     100,000               US$0.25        09/02/05
-------------------------------------------------------------------------------
David G. Wilson                   74,000               US$0.25        09/02/05
-------------------------------------------------------------------------------
David R. Robinson (1)            340,000               US$0.25        09/02/05
-------------------------------------------------------------------------------
Total                            514,000               US$0.25        09/02/05
-------------------------------------------------------------------------------

(1)   280,000 share purchase warrants held in the name of DRR Capital

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of FEC will be subject to in connection with the operations of FEC. In particular, certain of the directors and officers of FEC are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of FEC or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of FEC, including, but not limited to Newco. In accordance with the CBCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with FEC are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolutions to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of FEC. Certain of the directors of FEC have either other employment or other business or time restrictions placed on them and accordingly, these directors of FEC will only be able to devote part of their time to the affairs of FEC.

PERSONNEL

As at the date of this Information Circular, FEC had no employees. After giving effect to the Arrangement, FEC does not expect to have any full-time employees

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No current or proposed directors, officers or principal shareholders of FEC and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects FEC or any of its affiliates.

PRINCIPAL SHAREHOLDERS AND DIRECTORS HOLDINGS

To the best of the knowledge of the directors and officers of FEC, save for Westmark Limited and Langley Park Investment Trust Plc no persons will own, directly or indirectly, or exercise control or discretion over FEC Common Shares carrying more than 10 percent of the votes attached to all of the issued and outstanding FEC Common Shares.

-----------------------------------------------------------------------------------------------------------
(i) Name of Registered Shareholder owning 10% or                          Number of            Percent
more of the outstanding shares:                                             Shares             of Class
-----------------------------------------------------------------------------------------------------------
Westmark Limited                                                          32,303,850            17.59
-----------------------------------------------------------------------------------------------------------
Langley Park Investment Trust Plc                                         27,000,000            15.47
-----------------------------------------------------------------------------------------------------------
(ii) Name of Director and/or Officer and number of shares held:
-----------------------------------------------------------------------------------------------------------
David R. Robinson/DRR Capital                                           20,000/305,000
-----------------------------------------------------------------------------------------------------------
Larry W. Youell/Cindy Youell                                            50,060/85,273
-----------------------------------------------------------------------------------------------------------
David Thompson/AMS Limited                                                Nil/352,614
-----------------------------------------------------------------------------------------------------------
Barry Stansfield                                                            68,182
-----------------------------------------------------------------------------------------------------------
David Wilson/Merckwood                                                      35,245
-----------------------------------------------------------------------------------------------------------
(iii) Number of shares held by all Directors and Officers
as a group:                                                                916,374
-----------------------------------------------------------------------------------------------------------

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time during the most recently completed financial year was there any indebtedness of any director or officer, or any associate of any such director or officer, to FEC or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by FEC.

RISK FACTORS

An investment in FEC should be considered highly speculative due to the nature of the activities of FEC and the present stage of its development. The following is a summary of certain risk factors relating to the activities of FEC and the ownership of FEC Common Shares which should be carefully considered before making an investment decision relating to FEC Common Shares. The risk factors listed below are in addition to the risk factors in the annual information form of FEC. These risk factors should be carefully considered and are not in order of significance.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by FEC will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. The long-term commercial success of FEC will depend on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that FEC will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, FEC may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of FEC. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of FEC's oil and gas reserves. FEC might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in FEC's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, any bank borrowings available to FEC are expected to be determined in part by the borrowing base of FEC. A sustained material decline in prices from historical average prices could limit FEC's borrowing base, therefore reducing the bank credit available to FEC, and could require that a portion of any existing bank debt of FEC be repaid.

In addition to establishing markets for its oil and natural gas, FEC must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by FEC will be affected by numerous factors beyond its control. FEC will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by FEC.

The ability of FEC to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. FEC will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. FEC has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements and Liquidity

FEC anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If FEC's revenues or reserves decline, FE may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to FEC. Moreover, future activities may require FEC to alter its capitalization significantly. The inability of FEC to access sufficient capital for its operations could have a material adverse effect on FEC financial condition, results of operations or prospects.

Additional Funding Requirements

FEC's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, FEC may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause FEC to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If FEC's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect FEC ability to expend the necessary capital to replace its reserves or to maintain its production. If FEC's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to FEC.

Insurance

FEC's involvement in the exploration for, and development of, oil and gas properties may result in FEC becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although FEC expects to obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, FEC may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to FEC. The occurrence of a significant event that FEC are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on FEC's financial position, results of operations or prospects.

Competition

FEC actively competes for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than FEC. FEC's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The oil and gas industry is highly competitive. FEC' competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than FEC. Certain of FEC's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect FEC's ability to sell or supply oil or gas to these customers in the future. FEC's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and/or provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require FEC to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect FEC's financial condition, results of operations or prospects.

Reserve Replacement

FEC's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on FEC successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves FEC may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in FEC's reserves will depend not only on FEC's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that FEC's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent FEC is not the operator of its oil and gas properties, FEC will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of FEC will be largely dependent upon the performance of its management and key employees and the management and key employees of the Forum Exploration and Newco, who will provide services to FEC under the Technical Services Agreement. FEC does not have any key man insurance policies and there is therefore a risk that the death or departure of any member of management or any key employee of FEC could have a material adverse effect on FEC.

Corporate Matters

FEC does not anticipate the payment of any dividends on their Common Shares for the foreseeable future. Certain of the directors and officers of FEC are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of FEC and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the CBCA.

Permits and Licenses

The operations of FEC may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Issuance of Debt

From time to time FEC may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase FEC's debt levels above industry standards. Neither FEC's articles nor its by-laws limit the amount of indebtedness that may incur. The level of FEC's indebtedness from time to time could impair their ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Dilution

FEC may make future acquisitions or enter into financing or other transactions involving the issuance of common shares of FEC which may be dilutive.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the aim of FEC which could result in a reduction of the revenue received by FEC.

Delays in Business Operations

In addition to the usual delays in payments by purchasers of oil and natural gas to FEC or to the operators, and the delays by operators in remitting payment to FEC, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of FEC in a given period and expose FEC to additional third party credit risks.

Assessments of Value of Acquisitions

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and FEC's own assessments. These assessments both will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond FEC's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that FEC uses for its year end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by FEC. Any such instance may offset the return on and value of the FEC's Shares.

Accounting Write-Downs as a Result of GAAP

GAAP require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the financial statements of FEC. The accounting policies may result in non cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavorably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the FEC Common Shares. Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flow from reserves. If net capitalized costs exceed the future discounted cash flows, FEC will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings. Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of financial instruments. A decrease in the fair market value of the financial instruments as a result of fluctuations in commodity prices and foreign exchange rates may result in a non-cash charge against net income. Such non-cash charges may be temporary in nature if the fair market value subsequently increases.

Third Party Credit Risk

FEC may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to FEC, such failures could have a material adverse effect on FEC and its cash flow from operations.

Failure to Close the Transaction


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If  the  transactions   contemplated  by  the  Transaction   Agreement  are  not
consummated, it is unlikely that FEC will be able to raise sufficient capital to continue development of the FEC Philippine Assets, and may, in fact, lose its interest therein.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the government of the Philippines all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of FEC in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and FEC are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing -- Oil, Natural Gas and Associated Products

In the Philippines oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply- demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

Environmental Regulation

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Philippine legislation. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving FEC as of the date of the Information Circular which management of FEC believes to be material to any of the parties hereto, nor are any such proceedings known by the parties hereto to be contemplated.

MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Transaction by FEC since incorporation, other than contracts in the ordinary course of business, are as follows:

(a) The Transaction Agreement as defined
Copies of these agreements, when executed, can be inspected at the registered office of FEC at Suite 1400, 700-2nd Street SW Calgary, Alberta, Canada T2B 4V5, during normal business hours from the date of this Information Circular until 30 days following completion of the Arrangement.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of FEC are KPMG, Chartered Accountants, Suite 1200, Bow Valley Square II, 205 - 5th Avenue SW, Calgary, Alberta T2P 4B9, Canada

The registrar and transfer agent for the FEC Common Shares is Computershare principal offices on 4th Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9G-42


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APPENDIX J

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

"Right to dissent"

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to:

(a) Amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) Amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)   Amalgamate otherwise than under section 184;

(d)   Be continued under section 188;

(e) Sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)   Carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)   A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolutions from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection
      (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)   the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c)   a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.


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Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) The shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) The corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)  On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court


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(20)  On an application to a court under  subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favor of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) Withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) Retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) The corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) The realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.


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